Exhibit 99.1

Franco Nevada

The GOLD Investment that WORKS

2025

NOTICE AND MANAGEMENT INFORMATION CIRCULAR

For the Annual and Special Meeting of Shareholders to be held on May 8, 2025

Our aspiration is to make Franco-Nevada the “go to” gold stock for the generalist investor

March 20, 2025

Dear Shareholders:

In 2024, our portfolio continued to deliver strong revenues and high-margin cash flows. Our business model, with its strong balance sheet, proved resilient allowing the Corporation to both grow its portfolio and increase dividends for the 18th consecutive year. Cumulative dividends since the Corporation’s initial public offering are now greater than US$2.5 billion. We were able to take these steps despite no contributions from Cobre Panama during the year.

Our business benefits from gold price increases without being impacted by industry cost inflation. This was very much the case in 2024, as gold prices soared in response to growing geopolitical uncertainty, and our business generated near-record 85% Adjusted EBITDA Margin(1) and a 56% Adjusted Net Income Margin(1).

A highlight of the year was the initial contributions from streams and royalties from several attractive new gold mines. In addition, our team successfully executed on more than US$1.3 billion of commitments during the year, the largest year of new investments in the history of the Corporation, adding high-quality, long-dated gold investments to our portfolio including Cascabel in Ecuador, Yanacocha in Peru and Sibanye-Stillwater’s Western Limb PGM operations in South Africa. In 2022, we backed the G Mining Ventures team, providing financing to construct the Tocantinzinho mine in Brazil. They delivered as expected, bringing the mine into operation on time and budget during the year. We are repeating the strategy and have backed the Discovery Silver team in their acquisition of Newmont’s Porcupine assets in Timmins. We believe the pedigree of both companies differentiates them from their peers.

While Cobre Panama remains shuttered, we are encouraged that President Mulino has indicated a willingness to start discussions with First Quantum and that attitudes in Panama now appear more supportive of restarting the mine. Returning the mine to operation has the potential to add 4-5% to Panamanian GDP, employ a workforce of up to 7,000 and restore an estimated 50,000 indirect jobs that were lost following the suspension of operations.

We aim to invest in operators that limit the environmental impacts of their projects, to contribute positively to the communities where we are invested, and to provide a great place to work for our employees. We are very pleased that these efforts are reflected in the top-level ratings we receive from the ESG rating agencies. Notably, we are the top-ranked company in the gold sector by Sustainalytics in 2025.

We expect approximately 7% growth in 2025 over 2024 driven by contributions from new mines and recent acquisitions. Organic growth from mine expansions and further new mines commencing production underpins our longer-term growth outlook. With strong gold prices, we expect an uptick in exploration activity and additional upside from our deep royalty portfolio. A restart of operations at Cobre Panama could also add substantially to our outlook.

In January 2025, we welcomed Daniel Malchuk to our Board. Daniel is an experienced director and spent much of his executive career at BHP, including roles heading operations in the Americas, running the Copper, Aluminum and Nickel and Manganese businesses, and heading the Exploration Division. Daniel is Chilean, based out of Santiago, and we are sure will add valuable perspectives on many of the assets and countries in which we invest.

We finished the year with no debt and, net of the Sibanye-Stillwater commitment, US$1.9 billion of available capital. In addition, we expect the business to generate cash from operations close to US$1.0 billion in 2025, providing ample capacity to grow and enhance our portfolio.

Thank you for your ongoing trust and support.

“David Harquail”         “Paul Brink”

Chair of the Board        President & Chief Executive Officer

Note

(1)Adjusted EBITDA Margin and Adjusted Net Income Margin are Non-GAAP Financial Measures. Please see “Schedule “B” Non-GAAP Financial Measures” on page 73 of this Circular for a reconciliation to the most comparable GAAP financial measure.

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NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Annual and Special Meeting (the “Meeting”) of the shareholders of Franco-Nevada Corporation (the “Corporation”)

Date:	Thursday, May 8, 2025

Time:	4:00 p.m. (Toronto time)

Venue:	Virtually at https://meetings.lumiconnect.com/400-073-416-979 and in person at the TMX Market Centre, 120 Adelaide Street West, Toronto, Ontario M5H 1P9

Items of Business:	✓	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2024, together with the auditors’ report thereon;

	✓	to elect the directors of the Corporation;

✓

to appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

	✓	to consider and, if thought appropriate, pass, with or without variation, an advisory resolution on the Corporation’s approach to executive compensation; and

	✓	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The management information circular (the “Circular”) dated March 20, 2025 provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

Hybrid Meeting

The Corporation is holding a hybrid meeting this year. The virtual meeting will be via live webcast at https://meetings.lumiconnect.com/400-073-416-979 and the in-person meeting at the TMX Market Centre, 120 Adelaide Street West, Toronto, Ontario M5H 1P9. Registered shareholders and their duly appointed proxyholders can attend, submit questions and vote at the Meeting. Non-registered or beneficial shareholders must appoint themselves (or someone to attend on their behalf) as proxyholder in order to be able to vote at the Meeting. Otherwise, such non-registered or beneficial shareholders will only be able to attend as a guest. Detailed instructions on how to participate in the Meeting (either virtually or in person) are provided in the attached Circular.

Notice and Access

The Corporation is using the notice and access procedure (“Notice and Access”) adopted by the Canadian Securities Administrators for the delivery of the Circular. Under Notice and Access, shareholders are still entitled to receive a form of proxy (or voting instruction form) enabling you to vote at the Meeting. However, instead of receiving paper copies of the Circular, shareholders receive this notice of meeting which contains information on how to access the Circular electronically. Notice and Access reduces costs and is more environmentally friendly as it reduces the printing and mailing of documents.

The Circular and form of proxy (or voting instruction form) provide additional information concerning the matters to be dealt with at the Meeting. Shareholders are reminded to review all information contained in the Circular prior to voting.

For more information about Notice and Access procedures, please call toll-free at 1-866-964-0492.

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Websites Where Meeting Materials are Posted

The Circular is available on the following Notice and Access website hosted by Computershare Investor Services Inc. (Canada): www.envisionreports.com/franco-nevada2025. The Circular is also available on the Corporation’s website, www.franco-nevada.com, under the Corporation’s profile on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

How to Obtain Paper Copies of Meeting Materials

All shareholders may request that paper copies of the Circular be sent to them by post delivery free of charge. Requests may be made up to one year from the date that the Circular is posted on the Corporation’s website. Prior to the Meeting, shareholders may request a paper copy of the Circular by calling the applicable toll-free number set out below and a copy will be mailed within three business days of receiving such request:

For registered shareholders: 1-866-962-0498 within North America and 1-514-982-8716 from outside North America. The 15-digit control number found on the proxy form will be required

For beneficial shareholders: 1-877-907-7643 within North America and 1-303-562-9305 from outside North America or you may electronically submit a request at www.proxyvote.com. The 16-digit control number found on the voting instruction form will be required

If a shareholder wishes to receive the Circular prior to the voting deadline as described below, the request should be made before 5:00 p.m. (Toronto time) on April 24, 2025.

After the Meeting, shareholders may request a paper copy of the Circular by calling 1-844-916-0609 within North America and 1-303-562-9305 from outside North America and a copy will be mailed within ten calendar days of receiving such request.

Voting

Shareholders are encouraged to vote. Registered shareholders as of the close of business on March 17, 2025 will be entitled to receive notice of, and vote at, the Meeting and any adjournment thereof. Please read the attached Circular carefully as it provides instructions on how shareholders can vote by proxy or virtually.

To be valid, proxies must be deposited with Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, no later than 5:00 p.m. (Toronto time) on May 6, 2025 or on the second business day preceding the date of any adjournment of the Meeting.

Non-registered beneficial shareholders should follow the instructions of their intermediaries in order to vote their shares.

By order of the Board of Directors

“Lloyd Hong”

Chief Legal Officer & Corporate Secretary

Dated at Toronto, the 20th day of March, 2025.

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PROXY INFORMATION – Q&A

This management information circular (this “Circular”) is furnished in connection with the solicitation by the management of Franco-Nevada Corporation (the “Corporation” or “Franco-Nevada”) of proxies to be used at the annual and special meeting (the “Meeting”) of shareholders of the Corporation to be held by live webcast at https://meetings.lumiconnect.com/400-073-416-979 and in person at the TMX Market Centre, 120 Adelaide Street West, Toronto, Ontario M5H 1P9 on Thursday, May 8, 2025, at 4:00 p.m. (Toronto time), and at all adjournments thereof, for the purposes set forth in the notice of the Meeting that accompanies this Circular (the “Notice of Meeting”).

Who can vote?

The directors have fixed March 17, 2025 as the record date for the determination of shareholders entitled to receive notice of the Meeting. Shareholders of record on such date are entitled to vote at the Meeting.

Who is soliciting my proxy?

Management of the Corporation is soliciting your proxy. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers or employees of the Corporation. Such persons will not receive any extra compensation for such activities. The Corporation may also retain, and pay a fee to, one or more proxy solicitation firms to solicit proxies from the shareholders of the Corporation in favour of the matters set forth in the Notice of Meeting. The Corporation may pay brokers or other persons holding common shares of the Corporation in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and the Circular to beneficial owners of common shares and obtaining proxies therefor. The total cost of the solicitation will be borne directly by the Corporation.

How do I vote?

Registered Shareholders

You are a Registered Shareholder if you hold your shares in your own name. A Registered Shareholder may vote via proxy in advance of the Meeting or during the Meeting (either virtually or in person). If you vote in advance of the Meeting via proxy and also vote at the Meeting, your voting instructions received via proxy will be revoked.

Beneficial Shareholders

You are a Beneficial Shareholder if your shares are not held in your own name and are held through your broker, investment dealer, bank, trust company, custodian or clearing agency, nominee or other intermediary. A Beneficial Shareholder may vote via VIF (as defined below) in advance of the Meeting or during the Meeting (either virtually or in person). If you vote in advance of the Meeting via VIF and also vote at the Meeting, your voting instructions received via VIF will be revoked.

Voting in advance of the Meeting via proxy or VIF

Registered Shareholder - Voting by Proxy

Registered Shareholders will receive a proxy form which can be completed in advance of the Meeting and provide voting instructions. The proxy form can be completed by mail, telephone or via the internet. The proxy form provides detailed instructions on how to use any of these voting options.

The persons named in the enclosed form of proxy are officers or directors of the Corporation. You have the right to appoint a person (who need not be a shareholder of the Corporation) other than the persons specified in such form of proxy to attend and act on your behalf at the Meeting.

If you submit a proxy without specific voting instructions, your shares will be voted FOR each of the matters referred to herein.

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A shareholder who has given a proxy may revoke it:

(i)	by depositing an instrument in writing, including another completed form of proxy, executed by such shareholder or shareholder’s attorney authorized in writing either:
a.	at the registered office of the Corporation at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof; or
b.	at the offices of Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1; or
(ii)	in any other manner permitted by law.

Beneficial Shareholder – Voting by VIF

Common shares held by brokers or their nominees can only be voted upon the instructions of the Beneficial Shareholder. Without specific voting instructions, brokers and their nominees are prohibited from voting common shares held for Beneficial Shareholders. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person or that a proxyholder is duly appointed to attend the Meeting.

Applicable securities regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.

The majority of brokers now delegate responsibility for obtaining voting instructions from Beneficial Shareholders to Broadridge Investor Communications Corporation (“Broadridge”). Broadridge supplies a voting instruction form (“VIF”) and the VIF can be completed by mail, telephone or via the internet.  The VIF provides detailed instructions on how to use any of these voting options.

Voting at the Meeting

Registered Shareholders

Virtually

If you are a Registered Shareholder and wish to virtually vote at the Meeting instead of via proxy you should go to https://meetings.lumiconnect.com/400-073-416-979 prior to the start of the Meeting to login. Click on “I have a login” and enter your 15-digit control number along with the password “franco2025”. Please follow the prompts provided once you have logged into the Meeting.

In Person

If you are a Registered Shareholder and wish to vote in person at the Meeting instead of via proxy, you should register with Computershare when you arrive at the Meeting.

If you are a Registered Shareholder and wish to appoint someone to attend as your proxyholder, please see “Voting by Proxyholder” below.

Beneficial Shareholders

If you are a Beneficial Shareholder and you wish to attend and vote (either virtually or in person) at the Meeting or appoint someone to attend as your proxyholder, please see “Voting by Proxyholder” below.

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Voting by Proxyholder

Virtually

There is a two-step process that must be completed for any Registered or Beneficial Shareholder that wishes to appoint a proxyholder (other than the named Management Appointees) to virtually represent and vote on such shareholder’s behalf at the Meeting. Specifically, the following two steps need to be completed:

(1)	You must follow the instructions provided in the proxy (in the case of Registered Shareholders) or VIF (in the case of Beneficial Shareholders) to appoint your proxyholder. You may appoint yourself or a third party that does not need to be a shareholder.
(2)	Once you have submitted your proxy or VIF with your new proxyholder, you must register your proxyholder at https://www.computershare.com/FrancoNevada by May 6, 2025 and provide the necessary contact information for your proxyholder so that Computershare may provide the proxyholder with a username via email.

Failure to complete both steps outlined above will result in the proxyholder not receiving a username to participate in the Meeting.

If you are a proxyholder, go to https://meetings.lumiconnect.com/400-073-416-979 prior to the start of the Meeting to login. Click on “I have a login” and enter your username along with the password “franco2025”. Please follow the prompts provided once you have logged into the Meeting.

In Person

If you are a Beneficial Shareholder and wish to attend the Meeting in person or appoint some other person or company, who need not be a shareholder, to attend in person and act on your behalf at the Meeting or any adjournment or postponement thereof, please follow the instructions contained in the VIF.

Guests

Voting at the Meeting will only be available for Registered Shareholders and duly appointed proxyholders. If you wish to simply attend the Meeting, please go to https://meetings.lumiconnect.com/400-073-416-979 prior to the start of the Meeting and click on “I am a guest” and complete the online form or attend in person at the TMX Market Centre, 120 Adelaide Street West, Toronto, Ontario M5H 1P9 and register as a guest.

Q&A at the Meeting

Attendees at the Meeting will have the opportunity to submit questions either virtually or in person.

Notice and Access

This Circular is being sent to both Registered Shareholders and Beneficial Shareholders of our common shares using Notice and Access, the delivery procedures that allow the Corporation to send shareholders paper copies of a Notice of Meeting and form of proxy (or VIF) while providing shareholders access to electronic copies of the Circular over the internet or the option to receive paper copies of the Circular if they so request within the prescribed time periods. For more information, please refer to the Notice of Meeting delivered to you.

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MANAGEMENT INFORMATION CIRCULAR

Except where otherwise indicated, this Circular contains information as of the close of business on March 20, 2025.

Voting Securities and Principal Holders Thereof

As at March 20, 2025, there were 192,585,298 common shares of the Corporation issued and outstanding. Each common share has the right to one vote on each matter at the Meeting.

To the knowledge of the directors and officers of the Corporation, there are no persons or companies beneficially owning, or exercising control or direction over, directly or indirectly, 10% or more of the issued and outstanding common shares of the Corporation.

Interests of Certain Persons or Companies in Matters to be Acted Upon

Except as otherwise disclosed below, management of the Corporation is not aware of a material interest, direct or indirect, by way of beneficial ownership of common shares or otherwise, of any director or officer of the Corporation at any time since the beginning of the Corporation’s last financial year, of any proposed nominee for election as a director of the Corporation, or of any associate or affiliate of any such person, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

Reporting Currency

Please note that all dollar amounts reported in this Circular are reported in Canadian dollars and the symbol $ or C$ refers to the Canadian dollar, unless otherwise indicated.

BUSINESS OF THE MEETING

Item 1 – Financial Statements

The audited consolidated financial statements of the Corporation for the year ended December 31, 2024 and the auditors’ report thereon will be placed before the shareholders at the Meeting. The audited consolidated financial statements are available from the Corporation upon request or they can be found on SEDAR+ at www.sedarplus.com, on EDGAR at www.sec.gov and on the Corporation’s website at www.franco-nevada.com.

Item 2 – Election of Directors

At the Meeting, it is proposed that ten directors be elected to the board of directors of the Corporation (the “Board”). Each director’s term of office will expire at the next annual meeting of shareholders of the Corporation or when his or her successor is duly elected or appointed, unless his or her term ends earlier in accordance with the articles or by-laws of the Corporation, he or she resigns from office or becomes disqualified to act as a director of the Corporation.

For further information on the director nominees, director compensation and our corporate governance practices, please refer to pages 8 to 34 of this Circular.

Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be withheld from voting in the election of directors, the persons named in the enclosed form of proxy intend to vote FOR the election of the nominees whose names are set forth below.

The Board has adopted a policy on majority voting, which was revised on November 6, 2022. If, with respect to any particular nominee, such nominee is not elected by a majority (50% + 1 vote) of the votes cast with respect to his or her election, then such nominee (the “Unelected Nominee”) will not have been elected to the Board and there will be no need for the Unelected Nominee to tender his or her resignation. Notwithstanding the foregoing sentence, an Unelected Nominee may continue in office until the earlier of: (i) the 90th day after such Unelected Nominee failed to receive a majority vote, or (ii) the day on which the Unelected Nominee’s successor is appointed or elected. An Unelected Nominee cannot be appointed by the Board to fill a vacancy before the next meeting of shareholders, unless the appointment would enable the Corporation to comply with the applicable minimum director requirement and/or to satisfy Canadian director residency requirements. In the event the Board decides to subsequently appoint an Unelected Nominee, the Board will promptly announce its decision in a press

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release within 90 days of the meeting, including reasons for the reappointment, if applicable. This policy does not apply to a contested meeting.

Item 3 – Appointment of Auditors

The auditors of the Corporation are PricewaterhouseCoopers LLP, who were first appointed as auditors of the Corporation on November 29, 2007.

Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be withheld from voting in the appointment of auditors, the persons named in the enclosed form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP, as auditors of the Corporation to hold office until the next annual meeting of shareholders, and to authorize the directors to fix the remuneration of the auditors.

In recommending the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation for 2025, the Audit and Risk Committee (the “ARC”) has reviewed the independence and performance of PricewaterhouseCoopers LLP. The ARC is aware of potential concerns around long-tenured auditors and independence. During 2024, the ARC conducted a more comprehensive review of PricewaterhouseCoopers LLP. The comprehensive review was intended to enhance audit quality through a deeper and broader analysis of the external auditor than in a typical annual assessment. The ARC intends to conduct these more comprehensive reviews on a periodic basis as deemed advisable by the ARC.

At the previous shareholder meeting in 2024, PricewaterhouseCoopers LLP was reappointed to the office of auditors and the directors were authorized to fix their remuneration. The report on ballot indicated votes “for” of 152,981,038 (98.53%) and votes “withheld” of 2,278,986 (1.47%).

Fees

For the years ended December 31, 2024 and 2023, PricewaterhouseCoopers LLP was paid fees in Canadian dollars from the Corporation as detailed below:

	Dec 31, 2024		Dec 31, 2023

Audit Fees	C$	1,399,948	C$	1,230,752

Audit-Related Fees	C$	80,250	C$	—

Tax Fees	C$	146,003	C$	17,809

Other Fees	C$	82,764	C$	20,504

Total Fees	C$	1,708,965	C$	1,269,065

Note

Audit fees are reported on an accrual basis for the relevant year and include related out-of-pocket expenses and administrative fees. Fees in the prior year may reflect additional fees which had not been accrued for in the prior year Management Information Circular.

For the years ended December 31, 2024 and 2023, “Tax Fees” are fees incurred for tax compliance and planning and “Other Fees” include fees incurred for the completion of non-audit assurance services in relation to the amounts of silver delivered under the Antamina stream, and subscription fees for PwC Viewpoint. In addition, for the year ended December 31, 2024, the Corporation also incurred fees in connection with its base shelf prospectus, which are included in “Audit-Related Fees” and the related French translation of documents, which are included in “Other Fees”.

Policies and Procedures Regarding Services Provided by External Auditors

The Board, upon the recommendation of the ARC, has adopted policies and procedures regarding services provided by external auditors (collectively, the “Auditor Independence Policy”). Under the Auditor Independence Policy, specific proposals for audit services and permitted non-audit services must be pre-approved by the ARC. The ARC may delegate to any one or more of its members pre-approval authority (other than pre-approval of the annual audit service engagement). Any approvals granted under this delegated authority must be presented to the ARC at its next meeting. The Auditor Independence Policy also provides that the ARC may pre-approve services (other than the annual audit service engagement) without the requirement for a specific proposal where the scope and parameters of such services and their attendant fees are clearly defined. The ARC must be informed in writing at its next scheduled meeting of any engagement of the external auditor to provide services in such circumstances. The Auditor Independence Policy deems de minimus non-audit services to have been pre-approved by the ARC in limited circumstances and subject to certain conditions being met.

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The Auditor Independence Policy prohibits the external auditors from providing any of the following types of non-audit services: (a) bookkeeping or other services related to the accounting records or financial statements; (b) financial information systems design and implementation; (c) appraisal or valuation services, fairness opinions, or contribution-in-kind reports; (d) actuarial services; (e) internal audit outsourcing services; (f) management functions or human resources services; (g) corporate finance or other services; (h) broker-dealer, investment advisor or investment banking services; (i) legal services; (j) expert services; and (k) any other service that under applicable law and generally accepted auditing standards cannot be provided by an external auditor.

The Auditor Independence Policy provides that the external auditor should not be precluded from providing tax or advisory services that do not fall within any of the categories described above, unless the provision of those services would reasonably be expected to compromise the independence of the external auditor.

Item 4 – “Say-on-Pay” Advisory Resolution

Shareholders of the Corporation are being given the opportunity to vote on an advisory basis “for” or “against” the Corporation’s approach to executive compensation through the following resolution (the “Say-on-Pay Advisory Resolution”):

BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the board of directors of the Corporation, the shareholders accept the approach to executive compensation as disclosed in the Corporation’s management information circular dated March 20, 2025.

The Board recommends to shareholders of the Corporation that they vote FOR the Say-on-Pay Advisory Resolution. Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be voted against the Say-on-Pay Advisory Resolution, the persons named in the enclosed form of proxy intend to vote FOR the Say-on-Pay Advisory Resolution.

Since the vote is advisory, it will not be binding on the Board or the Compensation and ESG Committee (the “CESGC”). However, the Board and, in particular, the CESGC, will consider the outcome of the vote as part of its ongoing review of executive compensation. The Corporation’s approach to executive compensation was accepted at the previous shareholder meeting in 2024. This advisory vote indicated “for” 143,016,987 (95.97%) and “against” 6,007,216 (4.03%). For further information on the Corporation’s approach to executive compensation, please refer to pages 35 to 64 of this Circular.

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BOARD AND GOVERNANCE HIGHLIGHTS

The following table sets out certain highlights in respect of our Board, committees, governance and other best practices:

✓	Board Members	30% gender diversity
80% independent
Addition of a Latin-American director, Daniel Malchuk, in January 2025
✓	Committee Highlights	100% independent members
Composition of each Committee refreshed in 2024
CESGC mandate specifically includes ESG and review of all related-party transactions
ARC mandate includes oversight of risk management including climate, cybersecurity and artificial intelligence (“AI”) related risks
✓	Governance Highlights	Split Chair/CEO roles
Independent Lead Director (Role rotated in 2024)
Significant Board refreshment over past five years as part of orderly, planned succession
Board engagement with shareholders policy
No Board member is a full-time executive of another public company
Average tenure of 7 years
Regular continuing education provided
✓	Alignment with Shareholders	Director compensation primarily share based
Share ownership requirements for directors
Share ownership by directors significantly above requirements of ownership policy
No grant of stock options to directors
✓	Diversity	Diversity goal of at least 40% diverse representation at Board and senior management level as a group by 2025
Diversity goal of at least one independent director that is racially or ethnically diverse achieved in January 2025
✓	Expertise	Recognized experts across numerous disciplines as set out in the table below

Skills	Expert-level Knowledge	Baseline-level Knowledge
Mining	90%	10%
Geology	40%	40%
Energy	10%	90%
Accounting & Finance	40%	60%
Risk Management	60%	40%
Cybersecurity	30%	50%
HR & Compensation	60%	40%
Corporate Governance	50%	50%
ESG	50%	40%
Climate Risk	20%	60%
Public Company Boards	70%	30%
Public Company Management	80%	20%
Legal & Regulatory	10%	70%
Entrepreneurship/Business Acumen	100%	0%
International Affairs	30%	60%

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DIRECTOR INFORMATION

Nominee Information

The following table sets forth for each of the persons proposed to be nominated for election as directors their name, age, city, province/state, and country of residence; their principal occupations or employment; a brief biographical description; the date on which they became directors of the Corporation; their independence; their memberships on the ARC or CESGC, as applicable; their attendance at Board meetings; their attendance at ARC and CESGC meetings, as applicable; the number of common shares of the Corporation beneficially owned or over which control or direction is exercised, directly or indirectly; the number of stock options held; the number of deferred share units (“DSUs”) or restricted share units (“RSUs”) held; the “at-risk” values thereof; their voting results at previous shareholder meetings; and current other public board and committee memberships (including interlocks), all as at March 20, 2025.

For additional information regarding compensation, options and minimum ownership requirements, please see “Director Compensation” in this section.

David Harquail(1)

David Harquail is Chair of the Board. In this capacity, Mr. Harquail provides leadership to the Board of Directors in discharging their duties but is not involved in the day-to-day operations of the Corporation. For further details, please see “Statement of Governance Practices – Chair of the Board”. Mr. Harquail was the founding CEO of the Corporation. Prior to his appointment as Chair in May 2020, Mr. Harquail served as the Corporation’s CEO for more than 13 years since its initial public offering in 2007. He serves as a director of the Bank of Montreal, as a governor of Laurentian University in Sudbury, as a director of the Prospectors & Developers Association of Canada and is a past director and former Chair (2017-2020) of the World Gold Council. He has also held senior executive roles and served as a director of numerous public mining companies and has been actively involved in industry organizations. Mr. Harquail holds a B.A.Sc. in Geological Engineering from the University of Toronto, an MBA from McGill University and is a registered Professional Engineer in Ontario. He is also a major benefactor of the School of Earth Sciences and its Mineral Exploration Research Centre (MERC) at Laurentian University as well as the Centre for Neuromodulation at Sunnybrook Health Sciences in Toronto.

Toronto, ON, Canada	Securities Held
Director Since:			At-risk value of		At-risk value of
Nov 13, 2007	Common		common shares		common shares,
Age: 68	shares(2)	DSUs(3)	and DSUs(4)	Options	DSUs and options(5)
	928,505	6,406	C$208,148,585	Nil	C$208,148,585
Current Other Public
Board and Committee	Board and Committee Positions			Membership and Attendance
Memberships	Non-Independent Member of the Board			Board Meetings Attended in 2024: 7 of 7 – 100%
Bank of Montreal	(Former CEO)			Mr. Harquail regularly attends meetings of the committees
Human Resources	Committee Memberships: None			of which he is not a member.
Committee and
Risk Review Committee	Annual and Special Meeting Voting Results			Votes in Favour	Votes Against
	2024		145,604,399	(97.71%)	3,416,503	(2.29%)
	2023		148,148,937	(98.54%)	2,191,587	(1.46%)

8 Franco-Nevada Corporation	TSX / NYSE: FNV

Paul Brink(1)

Paul Brink is President & Chief Executive Officer and a director of Franco-Nevada. Prior to his appointment as CEO, Mr. Brink served as President & Chief Operating Officer of Franco-Nevada from May 2018 to May 2020. He has been with Franco-Nevada since its initial public offering in 2007 and successfully led its business development activities as SVP, Business Development from 2008 until his promotion to President & Chief Operating Officer in 2018. Mr. Brink is active with a number of not-for-profit organizations. He previously had roles in corporate development at Newmont, investment banking at BMO Nesbitt Burns and project financing at UBS. Mr. Brink holds a Bachelor’s degree in Mechanical Engineering from the University of Witwatersrand and a Master’s degree in Management Studies from Oxford University.

Toronto, ON, Canada	Securities Held
Director Since:			At-risk value of
May 6, 2020			common share and RSUs(4)
Age: 57			Aggregate of: (i) C$55,232,531
(248,080 common shares);
Current Other Public			(ii) C$6,498,639		At-risk value of
Board and Committee	Common		(29,189 performance-based		common shares,
Memberships	shares(2)	RSUs(3)(7)	RSUs); and (iii) C$2,276,271	Options(6)	RSUs and options(5)
None	248,080	39,413	(10,224 time-based RSUs)	149,863	C$83,892,563

	Board and Committee Positions			Membership and Attendance
	Non-Independent Member of the Board			Board Meetings Attended in 2024: 7 of 7 – 100%
	(President & CEO)			Mr. Brink regularly attends meetings of the committees
	Committee Memberships: None			of which he is not a member.

	Annual and Special Meeting Voting Results			Votes in Favour	Votes Against
	2024		148,578,196	(99.70%)	442,706	(0.30%)
	2023		149,808,600	(99.65%)	532,149	(0.35%)

Tom Albanese(1)

Tom Albanese is a director of Franco-Nevada. He served as CEO of Vedanta Resources plc (2014 to 2017), CEO of Vedanta Limited (2014 to 2017) and was CEO of Rio Tinto plc and Rio Tinto Limited (2007 to 2013). Mr. Albanese is also a director of CoTec Holdings Corp. and is a director and Chair of Nevada Copper Corp. He previously served on the boards of Vedanta Resources plc, Vedanta Limited, Rio Tinto plc, Rio Tinto Limited, Ivanhoe Mines Limited, Palabora Mining Company and Turquoise Hill Resources Limited. Mr. Albanese holds a Master’s of Science degree in Mining Engineering and a Bachelor of Science degree in Mineral Economics both from the University of Alaska Fairbanks.

Hillsborough, NJ, USA	Securities Held
Director Since:			At-risk value of		At-risk value of
Aug 8, 2013	Common		common shares		common shares,
Age: 67	shares(2)	DSUs(3)	and DSUs(4)	Options	DSUs and options(5)
	47,758	20,414	C$15,177,814	Nil	C$15,177,814
Current Other Public
Board and Committee	Board and Committee Positions			Membership and Attendance
Memberships	Lead Independent Director of the Board(8)			Board Meetings Attended in 2024: 7 of 7 – 100%
CoTec Holdings Corp.	Committee Memberships: CESGC(9)			ARC Meetings Attended in 2024: 2 of 2 – 100%(9)
Investment Committee				CESGC Meetings Attended in 2024: 4 of 4 – 100%(9)
Nevada Copper Corp.				Mr. Albanese regularly attends meetings of the committees
Chair				of which he is not a member.

	Annual and Special Meeting Voting Results			Votes in Favour	Votes Against
	2024		146,705,927	(98.45%)	2,314,948	(1.55%)
	2023		149,808,493	(99.65%)	532,332	(0.35%)

TSX / NYSE: FNV	Franco-Nevada Corporation 9

Hugo Dryland(1)

Hugo Dryland is a director of Franco-Nevada. Mr. Dryland is also a Global Partner of Rothschild & Co, Chairman of the group’s Global Advisory Metals & Mining Sector and Non-Executive Chairman of the group’s Global Advisory business in Canada. Mr. Dryland joined Rothschild & Co in 1986 and has extensive experience in the mining, minerals, oil and gas, energy, utilities and infrastructure sectors, working on transactions spanning the globe. Throughout his career, Mr. Dryland has been actively involved in the leadership, oversight and execution of M&A mandates, financing advisory transactions and strategic advisory work undertaken in the mining and metals sectors. Mr. Dryland previously served on the boards of RCF Acquisition Corp. (2023), Antofagasta plc (2011-2016) and Antofagasta Minerals SA (2011-2016). Mr. Dryland holds Masters’ degrees in Business Administration and in Comparative Law from the University of Warwick and George Washington University, respectively.

Lighthouse Point, FL, USA	Securities Held
Director Since:			At-risk value of		At-risk value of
May 1, 2024	Common		common shares		common shares,
Age: 69	shares(2)	DSUs(3)	and DSUs(4)	Options	DSUs and options(5)
	805	1,181	C$442,163	Nil	C$442,163
Current Other Public
Board and Committee	Board and Committee Positions(10)			Membership and Attendance(10)
Memberships	Independent Member of the Board			Board Meetings Attended in 2024: 5 of 5 – 100%
None	Committee Memberships: ARC			ARC Meetings Attended in 2024: 2 of 2 – 100%
Mr. Dryland regularly attends CESGC meetings.

	Annual and Special Meeting Voting Results(10)			Votes in Favour	Votes Against
	2024		148,675,183	(99.77%)	345,658	(0.23%)
	2023		N/A	N/A	N/A	N/A

Derek Evans(1)

Derek Evans is a director of Franco-Nevada. Mr. Evans served as President & CEO of MEG Energy Corp. from August 2018 until May 2024 and as President and CEO and a director of Pengrowth Energy Corporation from May 2009 until March 2018. He also serves as a director of AltaGas Ltd. and as Executive Chairman of the Pathways Alliance. Mr. Evans has over 40 years of experience in a variety of operational and senior executive positions in the oil and gas business in Western Canada. Mr. Evans is also active in not-for-profit organizations and was a board member of MaRS (an innovation hub) from 2011 until 2023. Mr. Evans holds a Bachelor of Science degree in Mining Engineering from Queen’s University and is a registered Professional Engineer in Alberta. Mr. Evans is also a member of the Institute of Corporate Directors.

Calgary, AB, Canada	Securities Held
Director Since:			At-risk value of		At-risk value of
Aug 8, 2008	Common		common shares		common shares,
Age: 68	shares(2)	DSUs(3)	and DSUs(4)	Options	DSUs and options(5)
	15,050	29,355	C$9,886,329	Nil	C$9,886,329
Current Other Public
Board and Committee	Board and Committee Positions			Membership and Attendance
Memberships	Independent Member of the Board			Board Meetings Attended in 2024: 7 of 7 – 100%
AltaGas Ltd.	Committee Memberships: CESGC (Chair)			CESGC Meetings Attended in 2024: 7 of 7 – 100%
Audit Committee and				Mr. Evans regularly attends ARC meetings.
Environmental, Health and
Safety Committee	Annual and Special Meeting Voting Results			Votes in Favour	Votes Against
	2024		133,231,350	(89.40%)	15,789,522	(10.60%)
	2023		138,637,407	(92.44%)	11,340,421	(7.56%)

10 Franco-Nevada Corporation	TSX / NYSE: FNV

Catharine Farrow(1)

Catharine Farrow is a director of Franco-Nevada, a licensed professional geoscientist (P.Geo.) and has more than 30 years of mining industry experience. Dr. Farrow also serves as a director of Eldorado Gold Corporation, is lead director of Aclara Resources Inc., and until November 2024, served on the Board of Centamin plc. She also remains active in the mining and technology industries in both private companies and academia. From 2012 to 2017, Dr. Farrow was Founding CEO, Director and Co-Founder of TMAC Resources Inc. From 2003 to 2012, she was COO of KGHM International and held various other executive roles in precursor companies. Dr. Farrow has been honoured as one of the 100 Global Inspirational Women in Mining, is a past recipient of the William Harvey Gross Medal of the Geological Association of Canada, the Distinguished Alumni Award from the Acadia Alumni Association, and a Doctorate in Business Administration (Honoris Causa) from Laurentian University. Dr. Farrow obtained her BSc (Hons) from Mount Allison University, her MSc from Acadia University and her PhD from Carleton University. She also holds a Professional Certificate in Cybersecurity Leadership from Cornell University and the ICD.D designation.

Sudbury, ON, Canada	Securities Held
Director Since:			At-risk value of		At-risk value of
May 6, 2015	Common		common shares		common shares,
Age: 60	shares(2)	DSUs(3)	and DSUs(4)	Options	DSUs and options(5)
	301	18,712	C$4,233,054	Nil	C$4,233,054
Current Other Public
Board and Committee	Board and Committee Positions			Membership and Attendance
Memberships	Independent Member of the Board			Board Meetings Attended in 2024: 7 of 7 – 100%
Aclara Resources Inc.	Committee Memberships: ARC			ARC Meetings Attended in 2024: 5 of 5 – 100%
Audit Committee,				Dr. Farrow regularly attends CESGC meetings.
Compensation Committee
(Chair), Sustainability and	Annual and Special Meeting Voting Results			Votes in Favour	Votes Against
Technical Committee	2024		145,379,683	(97.56%)	3,641,121	(2.44%)
Eldorado Gold Corporation	2023		146,035,840	(97.37%)	3,941,826	(2.63%)
Compensation Committee,
Sustainability Committee
and Technical
Committee (Chair)

Maureen Jensen(1)

Maureen Jensen is a director of Franco-Nevada. She served as Chair and Chief Executive Officer of the Ontario Securities Commission (the “OSC”) from 2016 until April 2020 and was previously the Executive Director and Chief Administrative Officer of the OSC from 2011 to 2016. Before joining the OSC, Ms. Jensen was Senior Vice-President, Surveillance and Compliance at the Investment Industry Regulatory Organization of Canada. Ms. Jensen has held senior regulatory and business positions at the Toronto Stock Exchange and had a 20-year career in the mining industry. Ms. Jensen is Chair of Canada’s Ombudsman for Banking Services and Investments and is a Public Governor of FINRA in the United States. In 2022, Ms. Jensen was inducted into the Canadian Mining Hall of Fame. Ms. Jensen is a licensed professional geoscientist (P.Geo.) with Professional Geoscientists Ontario (PGO), holds the ICD.D and GCB.D designations, has a BSc, Doctor of Laws (Honoris Causa) and is a member of the Investment Industry Hall of Fame.

Thornbury, ON, Canada	Securities Held
Director Since:			At-risk value of		At-risk value of
May 6, 2020	Common		common shares		common shares,
Age: 68	shares(2)	DSUs(3)	and DSUs(4)	Options	DSUs and options(5)
	Nil	7,648	C$1,702,751	Nil	C$1,702,751
Current Other Public
Board and Committee	Board and Committee Positions			Membership and Attendance
Memberships	Independent Member of the Board			Board Meetings Attended in 2024: 7 of 7 – 100%
None	Committee Memberships: CESGC			CESGC Meetings Attended in 2024: 7 of 7 – 100%
Ms. Jensen regularly attends ARC meetings.

	Annual and Special Meeting Voting Results			Votes in Favour	Votes Against
	2024		147,599,972	(99.05%)	1,420,726	(0.95%)
	2023		147,752,864	(98.52%)	2,224,843	(1.48%)

TSX / NYSE: FNV	Franco-Nevada Corporation 11

Jennifer Maki(1)

Jennifer Maki is a director of Franco-Nevada. She is also a director of Baytex Energy Corp. and Pan American Silver Corp. She previously served as Chief Executive Officer of Vale Canada and Executive Director of Vale Base Metals (2014 to 2017) and previously held several other positions with Vale Base Metals, including Chief Financial Officer & Executive Vice-President and Vice-President & Treasurer. She has also served on the boards of not-for-profit organizations. Ms. Maki has a Bachelor of Commerce degree from Queen’s University and a postgraduate diploma from the Institute of Chartered Accountants, both in Ontario, Canada. She is also a Chartered Professional Accountant (CPA, CA) and holds the ICD.D designation and the CERT Certificate in Cybersecurity Oversight.

Toronto, ON, Canada	Securities Held
Director Since:			At-risk value of		At-risk value of
May 8, 2019	Common		common shares		common shares,
Age: 54	shares(2)	DSUs(3)	and DSUs(4)	Options	DSUs and options(5)
	97	8,218	C$1,851,252	Nil	C$1,851,252
Current Other Public
Board and Committee	Board and Committee Positions			Membership and Attendance
Memberships	Independent Member of the Board			Board Meetings Attended in 2024: 7 of 7 – 100%
Baytex Energy Corp.	Committee Memberships: ARC (Chair)			ARC Meetings Attended in 2024: 5 of 5 – 100%
Audit Committee (Chair)				Ms. Maki regularly attends CESGC meetings.
and Human Resources &
Compensation Committee	Annual and Special Meeting Voting Results			Votes in Favour	Votes Against
Pan American Silver Corp.	2024		147,098,131	(98.71%)	1,922,668	(1.29%)
Audit Committee (Chair)	2023		147,671,656	(98.46%)	2,306,045	(1.54%)
and Communities &
Sustainable Development
Committee

Daniel Malchuk(1)

Daniel Malchuk is a director of Franco-Nevada. Mr. Malchuk brings over 30 years of strategic, operational and financial experience in the natural resource industry to the Board. He currently serves as a director of SSR Mining Inc. and also serves as Senior Advisor with Appian Capital Advisory LLP and Chairman of Jetti Resources LLC. Previously, Mr. Malchuk held various leadership positions with BHP Group Ltd. until his retirement in 2020 including President Operations, Minerals Americas, President of Copper, President of Aluminum, Manganese, and Nickel, President, Minerals Exploration and Vice President, Strategy and Development. He is also a member of the Senior Advisory Board at the Pre-Columbian Art Museum in Santiago. Mr. Malchuk holds a Civil Industrial Engineer degree from Universidad de Chile and an MBA from University of California at Los Angeles (UCLA) Anderson School of Management.

Santiago, Chile	Securities Held
Director Since:			At-risk value of		At-risk value of
Jan 8, 2025	Common		common shares		common shares,
Age: 59	shares(2)	DSUs(3)	and DSUs(4)	Options	DSUs and options(5)
	Nil	Nil	N/A	Nil	N/A
Current Other Public
Board and Committee	Board and Committee Positions(11)			Membership and Attendance(11)
Memberships	Independent Member of the Board			Board Meetings Attended in 2024: N/A
SSR Mining Inc.	Committee Memberships: None
Technical, Safety &
Sustainability Committee
	Annual and Special Meeting Voting Results			Votes in Favour(11)	Votes Against(11)
	2024		N/A		N/A
	2023		N/A		N/A

12 Franco-Nevada Corporation	TSX / NYSE: FNV

Jacques Perron(1)

Jacques Perron is a director of Franco-Nevada. Mr. Perron has over 40 years of experience in the mining industry and has extensive technical and operations experience. He currently serves as a director of Centerra Gold Inc. and as director and Chair of Arizona Metals Corp. Previously, Mr. Perron was President and Chief Executive Officer at a number of mining companies including Pretium Resources Inc., Thompson Creek Metals Company Inc. and St Andrew Goldfields Ltd. and has held senior executive roles at a number of other mining companies prior thereto. Mr. Perron is also the Chair of the Canadian Mineral Industry Education Foundation. Mr. Perron has a Bachelor of Science degree in Mining Engineering from l’École Polytechnique de Montréal.

West Vancouver, BC,	Securities Held
Canada			At-risk value of		At-risk value of
Director Since:	Common		common shares		common shares,
Nov 7, 2022	shares(2)	DSUs(3)	and DSUs(4)	Options	DSUs and options(5)
Age: 63	983	2,903	C$865,179	Nil	C$865,179

Current Other Public	Board and Committee Positions			Membership and Attendance
Board and Committee	Independent Member of the Board			Board Meetings Attended in 2024: 7 of 7 – 100%
Memberships	Committee Memberships: CESGC			CESGC Meetings Attended in 2024: 7 of 7 – 100%
Arizona Metals Corp.				Mr. Perron regularly attends ARC meetings.
Chair
Centerra Gold Inc.	Annual and Special Meeting Voting Results			Votes in Favour	Votes Against
Human Resources and	2024		147,618,641	(99.06%)	1,402,251	(0.94%)
Compensation Committee	2023		149,489,805	(99.67%)	487,926	(0.33%)
(Chair) and Technical and
Corporate Responsibility
Committee

Notes

(1)	Please refer to “Statement of Governance Practices - Skills Matrix” on page 28 of this Circular, which contains a “skills matrix” highlighting individual director skills.
(2)	The information as to the number of common shares of the Corporation and any of its subsidiaries beneficially owned, or over which control or direction is exercised, directly or indirectly, by each proposed director, including those that are not registered in the name of such director and not being within the knowledge of the Corporation, has been furnished by the respective director.
(3)	Non-employee directors are eligible to participate in the Corporation’s deferred share unit plan and receive DSUs thereunder. The CEO, as an employee director, is eligible to participate in the Corporation’s share compensation plan and receive RSUs thereunder. For additional information regarding these plans, please see “Deferred Share Unit Plan” on page 16 of this section and “Other Information – 2018 Share Compensation Plan Summary” on page 66 of this Circular. Fractional DSUs have been rounded.
(4)	Calculated as of March 20, 2025 using the closing price of the common shares on the TSX of C$222.64 per share.
(5)	Calculated as of March 20, 2025 using the closing price of the common shares on the TSX of C$222.64 per share, less the applicable exercise price for options.
(6)	For additional information regarding options held by Mr. Brink, please see “Statement of Executive Compensation”.
(7)	Comprised of 29,189 performance-based RSUs and 10,224 time-based RSUs for Mr. Brink. See “Statement of Executive Compensation”.
(8)	Mr. Albanese assumed the role of Lead Independent Director from Mr. Evans effective as of March 5, 2024.
(9)	Mr. Albanese ceased serving as a member of the ARC and was appointed a member of the CESGC, both effective as of May 1, 2024.
(10)	Mr. Dryland was elected to the Board and was appointed a member of the ARC, both effective as of May 1, 2024.
(11)	Mr. Malchuk is a first-time nominee. He was appointed to the Board of the Corporation on January 8, 2025.

Securities laws require the Corporation to disclose whether a proposed director has within the past 10 years: (i) been a director or an executive officer of a company that has been subject to a cease trade or other order or become bankrupt; (ii) been bankrupt; (iii) been subject to any penalties or sanctions relating to securities legislation or entered into a settlement agreement with a securities regulatory authority; and (iv) been subject to any other penalties or sanctions that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director. To the Corporation’s knowledge (based on information furnished by the proposed directors), no disclosure is required in respect of the proposed directors, other than as follows:

Derek Evans was a director (until his resignation in January 2016) of a private oil and gas company that sought protection under the Companies’ Creditors Arrangement Act (Canada) in May 2016.

Tom Albanese was the CEO and a director of Vedanta Limited (“Vedanta”) from 2014 until 2017. On March 12, 2024, the Securities and Exchange Board of India (“SEBI”) imposed a two-month cease trade order in respect of India’s securities markets on each of the executive directors (including Mr. Albanese) of Vedanta (one month for non-executive directors) in connection with an order issued by SEBI relating to the alleged delay in the payment of dividends to a shareholder of Vedanta between January 2014 and June 2017. On March 21, 2024, the Securities Appellate Tribunal issued a stay of the SEBI order against Vedanta. This matter relates to a long-running tax dispute and Vedanta has noted it is evaluating its legal options in respect of this order.

TSX / NYSE: FNV	Franco-Nevada Corporation 13

Tom Albanese is a director of Nevada Copper Corp. (“NCU”). On June 10, 2024, NCU and its subsidiaries filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the District of Nevada (the “Chapter 11 Proceedings”). On June 21, 2024, the Ontario Superior Court of Justice (Commercial List) issued orders under the Companies’ Creditors Arrangement Act (Canada) recognizing the Chapter 11 Proceedings in Canada and granting NCU and its subsidiaries a stay of proceedings in Canada (the “Canadian Recognition Proceedings”). As of the date of this Circular, the Chapter 11 Proceedings and the Canadian Recognition Proceedings are currently ongoing. On August 20, 2024, the British Columbia Securities Commission issued a Failure-to-File Cease Trade Order in respect of NCU as NCU had not filed certain periodic disclosure documents required under applicable securities law related to the interim period ended June 30, 2024. These documents were not filed in light of the ongoing Chapter 11 Proceedings and Canadian Recognition Proceedings. As of the date of this Circular, the Failure-to-File Cease Trade Order currently remains in effect.

Other Disclosed Matters

On October 17, 2017, the United States Securities and Exchange Commission (the “SEC”) filed civil charges against each of Rio Tinto plc, Tom Albanese and the former CFO of Rio Tinto plc, alleging, among other things, violations of the anti-fraud, reporting, books and records and internal control provisions of U.S. federal securities laws in connection with conduct at Rio Tinto plc and certain of its subsidiaries while Mr. Albanese was the CEO of Rio Tinto plc and prior to his becoming a director of the Corporation.

On November 20, 2023, final judgements were entered as to Rio Tinto plc, Rio Tinto Limited, and Mr. Albanese based on the consents of Rio Tinto plc, Rio Tinto Limited, and Mr. Albanese and without admitting or denying the SEC’s allegations. The final judgement regarding Rio Tinto plc and Rio Tinto Limited permanently restrains and enjoins those companies from violating Sections 13(a) and 13(b)(2)(A) of the Securities and Exchange Act of 1934 (the “Exchange Act”) and Rules 12b-20 and 13a-16 thereunder and orders the payment of a civil penalty of US$28 million. The final judgement regarding Mr. Albanese permanently restrains and enjoins him from violating Section 13(b)(5) of the Exchange Act and Rule 13b2-1 thereunder and orders the payment of a civil penalty of US$50,000. The SEC’s civil charges alleging violations of the anti-fraud provisions were dismissed.

On March 2, 2018, the Australian Securities and Investments Commission (“ASIC”) commenced civil proceedings in the Federal Court of Australia against each of Rio Tinto Limited, Tom Albanese and the former CFO of Rio Tinto Limited related to statements which ASIC alleged were misleading contained in the annual report of Rio Tinto Limited for 2011. On May 1, 2018, ASIC expanded the proceedings commenced on March 2, 2018 in the Federal Court of Australia. The expanded proceedings related to Rio Tinto Limited’s alleged failure to recognize an impairment of a wholly-owned subsidiary, Rio Tinto Coal Mozambique in its 2012 Interim Financial Statements.

On February 28, 2022, ASIC amended the proceedings, dropping all of its claims for relief against Mr. Albanese and the former CFO. On March 7, 2022, the Federal Court of Australia entered an order that, among other things, dismissed the proceedings in their entirety against Mr. Albanese and the former CFO. There were no findings of liability or contraventions on the part of Mr. Albanese (or the former CFO). The proceedings are concluded.

14 Franco-Nevada Corporation	TSX / NYSE: FNV

Director Compensation

Director Compensation Table

The following table (presented in accordance with Form 51-102F6 – Statement of Executive Compensation (“Form 51-102F6”) under National Instrument 51-102 – Continuous Disclosure Obligations) sets forth in Canadian dollars all amounts of compensation earned by the non-executive directors for the Corporation’s most recently completed financial year.

Non-Executive Director Compensation Table (in C$)

				Non-equity
		Share-based	Option-based	incentive plan	All other
Name	Fees earned(1)	awards(2)	awards	compensation	compensation(3)	Total

David Harquail	$135,000	$259,672	$—	$—	$—	$394,672

Tom Albanese(4)	$65,604	$286,745	$—	$—	$12,000	$364,349

Hugo Dryland(5)	$30,041	$167,889	$—	$—	$9,000	$206,930

Derek Evans	$70,000	$304,329	$—	$—	$12,000	$386,329

Catharine Farrow	$45,000	$283,896	$—	$—	$—	$328,896

Maureen Jensen	$45,000	$261,787	$—	$—	$—	$306,787

Jennifer Maki	$70,000	$263,239	$—	$—	$—	$333,239

Daniel Malchuk(6)	$—	$—	$—	$—	$—	$—

Jacques Perron	$45,000	$252,779	$—	$—	$12,000	$309,779

Notes

(1)	For a breakdown of fees paid in cash versus fees credited in DSUs, see the chart under “Deferred Share Unit Plan” below. Fees paid or payable to the directors were payable in Canadian dollars. The annual retainer paid to each director is C$45,000. Additional retainers are also paid for serving as Chair of the Board (C$90,000/year), Lead Independent Director (C$25,000/year), Chair of the ARC (C$25,000/year) and Chair of the CESGC (C$25,000/year). The figures reported in the table reflect amounts received in 2024. See “Discussion of Director Compensation Table” below.
(2)	Represents the grant date fair value of the: (1) dividend equivalents credited under the DSU Plan (defined below) and (2) 1,492 DSUs credited to each director other than Mr. Dryland who received a pro-rated grant of 1,002 DSUs. See “Discussion of Director Compensation Table” below.
(3)	Includes travel fees for out-of-town directors and for directors travelling to out-of-town meetings, as applicable, of C$1,500 per day to a maximum of two days per meeting. Reimbursement to each of the directors for other expenses and fees was made during the year. These reimbursements were not considered perquisites, as they were integrally and directly related to the performance of each director’s duties.
(4)	Mr. Albanese assumed the role of Lead Independent Director from Mr. Evans effective as of March 5, 2024.
(5)	Mr. Dryland was elected to the Board and was appointed a member of the CESGC, both effective as of May 1, 2024.
(6)	Mr. Malchuk did not earn any compensation during 2024 as he was appointed to the Board in January 2025.

TSX / NYSE: FNV	Franco-Nevada Corporation 15

Discussion of Director Compensation Table

Significant factors necessary to understand the information disclosed in the Director Compensation Table above include the Board’s fee structure, the Corporation’s deferred share unit plan, and directors’ equity investment requirements.

Board Fees

The components of director compensation are as follows:

An annual retainer (the “Annual Retainer”) of C$45,000;
An additional retainer to the Chair of the Board of C$90,000, the Lead Independent Director of C$25,000, the Chair of the ARC of C$25,000, and the Chair of the CESGC of C$25,000;

The grant of DSUs equal to the lesser of (i) that number of DSUs having a grant date fair value of C$250,000 and (ii) 2,000 DSUs. This grant formula is intended to align director compensation with shareholder interests by not providing for guaranteed compensation while also ensuring the grant date value is not excessive (the “Annual DSU Grant”); and

The payment of travel fees (for out-of-town directors) of C$1,500 per day to a maximum of two days per meeting

Directors are also reimbursed for out-of-pocket expenses for attending Board and committee meetings and in respect of other activities relating to Board service, which include contributing significant additional time and expertise to management for which directors receive no additional compensation. No director compensation is paid to directors who are members of management of the Corporation.

Deferred Share Unit Plan

Effective March 26, 2008, the Board adopted a deferred share unit plan (the “DSU Plan”), which permits directors who are not salaried officers or employees of the Corporation or a related corporation (referred to as “Eligible Directors”) to defer receipt of all or a portion of their Board fees until termination of Board service. The DSU Plan also provides the Board with the flexibility to award deferred share units (“DSUs”) to Eligible Directors as another form of compensation. Only Eligible Directors are permitted to participate in the DSU Plan which is administered by the CESGC.

With respect to conversion of Board fees into DSUs (“Conversion DSUs”), each Eligible Director may elect to be paid a minimum of 20% up to a maximum of 100% (in 10% increments) of Board fees in the form of Conversion DSUs in lieu of being paid such fees in cash. On the date on which Board fees are payable (on a quarterly basis), the number of Conversion DSUs to be credited to a participating Eligible Director (a “Participant”) is determined by dividing an amount equal to the designated percentage of the Board fees that the Participant has elected to have credited in Conversion DSUs on that fee payment date by the fair market value of a common share (i.e. weighted average trading price for the last five trading days) on that fee payment date.

The DSU Plan also permits the CESGC to award DSUs to directors as additional compensation. Under the DSU Plan, the CESGC is authorized to determine when these DSUs will be awarded, the number of DSUs to be awarded, the vesting criteria for each award of these DSUs, if any, and all other terms and conditions of each award. Unless the CESGC determines otherwise (as was done for the Annual DSU Grant as these DSUs are issued in arrears for services rendered), the DSUs awarded under the DSU Plan will be subject to a vesting schedule whereby they will become vested in equal instalments over three years with one-third vesting on the first anniversary of the award and one-third vesting on each of the subsequent anniversaries of the award. The CESGC may consider alternatives for vesting criteria related to the Corporation’s performance and has the flexibility under the DSU Plan to apply such vesting criteria to particular awards of DSUs. The DSU Plan also provides that: (i) where a Participant’s termination of Board service is as a result of death, all unvested DSUs will vest effective on the date of death, and (ii) in a change of control context, all unvested DSUs will vest immediately prior to the change of control.

When dividends are declared by the Corporation, a Participant is also credited with dividend equivalents in the form of additional DSUs based on the number of vested DSUs the Participant holds on the record date for the payment of a dividend.

A Participant is permitted to redeem his or her vested DSUs only following termination of Board service by way of retirement, non-re-election as a director, resignation or death. A Participant (or, in the case of death of the Participant, the Participant’s legal representative) will be entitled, by giving written notice to the Corporation, provided the Participant is not at that time a salaried officer or an employee of the Corporation or a related corporation, to redeem, on one or more dates specified by the Participant (or the Participant’s legal representative, as the case may be) occurring on or after the date of such notice, which date(s) shall not, in any event, be prior to the tenth trading day following the release of the Corporation’s quarterly or annual

16 Franco-Nevada Corporation	TSX / NYSE: FNV

financial results immediately following the Participant’s termination of Board service and shall not be later than December 1st of the first calendar year commencing after the time of such termination of Board service, all or a portion of the vested DSUs. If the Participant (or the Participant’s legal representative, as the case may be) fails to provide written notice to the Corporation in respect of the redemption of all or any portion of the Participant’s vested DSUs, the Participant (or the Participant’s legal representative, as the case may be) will be deemed to have elected to redeem all vested DSUs on December 1st of the calendar year commencing after the date of termination of Board service of the Participant. The DSU Plan has more specific restrictions on redemptions for U.S. Participants.

Upon redemption of DSUs, the Corporation will pay to the Participant a lump sum cash payment equal to the number of DSUs to be redeemed multiplied by a calculation of the fair market value of a common share (i.e. weighted average trading price for the last five trading days) on the redemption date, net of any applicable deductions and withholdings. The DSU Plan does not entitle any Participant to acquire common shares of the Corporation nor does it allow for the issuance of common shares of the Corporation from treasury.

The following table outlines the breakdown of fees paid in cash versus fees credited in DSUs during the year ended December 31, 2024 and the total DSUs accumulated during the year ended December 31, 2024.

Director Fees/DSUs Breakdown (in C$)

		DSU	Total fees	Total fees	Total fees	Number		Grant	Total
	Fees	election	paid in	accrued in	credited in	of	Dividend	of	number of
Name	earned(1)	percentage	cash	cash(2)	DSUs	DSUs(3)(4)	equivalents(4)	DSUs(5)	DSUs(4)

David Harquail	$135,000	0%	$101,250	$33,750	$—	—	59	1,492	1,551

Tom Albanese(6)	$65,604	100%	$—	$—	$65,604	471	223	1,492	2,186

Hugo Dryland(7)	$30,041	100%	$—	$—	$30,041	179	0	1,002	1,181

Derek Evans	$70,000	100%	$—	$—	$70,000	547	330	1,492	2,369

Catharine Farrow	$45,000	0%	$33,750	$11,250	$—	—	205	1,492	1,697

Maureen Jensen	$45,000	100%	$—	$—	$45,000	347	71	1,492	1,910

Jennifer Maki	$70,000	0%	$52,500	$17,500	$—	—	81	1,492	1,573

Jacques Perron	$45,000	0%	$33,750	$11,250	$—	—	17	1,492	1,509

Notes

(1)	Fees paid or payable to the directors were payable in Canadian dollars.
(2)	Represents cash fees payable for the fourth quarter of 2024 which were paid in 2025.
(3)	Includes DSUs granted in 2024 for fees payable in DSUs for the fourth quarter of 2023 as the Corporation was in a special blackout period at the end of 2023.
(4)	Represents Conversion DSUs. Fractional DSUs have been rounded.
(5)	Represents the Annual DSU Grant.
(6)	Mr. Albanese assumed the role of Lead Independent Director from Mr. Evans effective as of March 5, 2024.
(7)	Mr. Dryland was elected to the Board and was appointed a member of the CESGC, both effective as of May 1, 2024.

Directors’ Equity Investment Requirements

With a view to aligning the interests of directors with those of shareholders, each director that is not a salaried officer or employee of the Corporation is required to hold a minimum equity investment in the Corporation equivalent in value to three times the Annual Retainer in the form of common shares of the Corporation and/or DSUs held pursuant to the DSU Plan. Each director has a period of three years from the date of his/her first election by shareholders or appointment by the Board, as applicable, to satisfy the minimum equity investment requirement.

Under the Equity Ownership Policy for Directors, if a director has not achieved the minimum equity investment at the time of any options being exercised by the director, he or she shall be required to continue to hold at least 50% or such lesser number of common shares issuable upon the exercise of such options as required to achieve the minimum equity ownership requirements. However, no options have been granted to non-executive directors since 2015 and the Corporation has no intention of granting options to any non-executive director in the foreseeable future.

The value of the equity investment of a director at any time will be based on the current market value of the common shares and of the DSUs under the DSU Plan. Based on the Annual Retainer for fiscal 2024, the minimum equity investment is C$135,000. The following table summarizes equity investment in the Corporation by the directors as at March 20, 2025.

TSX / NYSE: FNV	Franco-Nevada Corporation 17

	Equity Ownership		Equity Ownership		Net Changes in
	March 20, 2025		as at March 14, 2024		Equity Ownership

	Common		Common		Common		Equity investment value		Additional required
Name	shares	DSUs	shares	DSUs	shares	DSUs(1)	at March 20, 2025(2)		investment

David Harquail	928,505	6,406	936,505	4,855	(8,000)	1,551	C$	208,148,585	C$	—

Tom Albanese	47,758	20,414	47,626	18,228	132	2,186	C$	15,177,814	C$	—

Hugo Dryland	805	1,181	—	—	805	1,181	C$	442,163	C$	—

Derek Evans	15,050	29,355	15,003	26,986	47	2,369	C$	9,886,329	C$	—

Catharine Farrow	301	18,712	301	17,015	—	1,697	C$	4,233,054	C$	—

Maureen Jensen	—	7,648	—	5,738	—	1,910	C$	1,702,751	C$	—

Jennifer Maki	97	8,218	97	6,645	—	1,573	C$	1,851,252	C$	—

Daniel Malchuk(3)	—	—	—	—	—	—	C$	—	C$	N/A

Jacques Perron	983	2,903	693	1,394	290	1,509	C$	865,179	C$	—

Notes

(1)	Fractional DSUs have been rounded.
(2)	Based on the closing price of the common shares on the TSX on March 20, 2025, which was C$222.64 per share.
(3)	Mr. Malchuk has until January 2028 to satisfy the equity ownership requirement.

Other Information

There were no repricings during the financial year ended December 31, 2024. Other than the DSU Plan, the Corporation did not have any other share-based or option-based award programs for non-executive directors in place during the financial year ended December 31, 2024. No awards of DSUs other than Conversion DSUs and the Annual DSU Grant were made under the DSU Plan during the financial year ended December 31, 2024.

18 Franco-Nevada Corporation	TSX / NYSE: FNV

Incentive Plan Awards for Directors

Outstanding Share-Based Awards and Option-Based Awards

The following table (presented in accordance with Form 51-102F6) sets forth for each non-executive director all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

	Option-based Awards						Share-based Awards

	Number of						Number of	Market or		Market or payout
	securities				Value of		shares or units	payout value of		value of vested
	underlying	Option		Option	unexercised		of shares	share-based		share-based
	unexercised	exercise		expiration	in-the-money		that have	awards that		awards not paid
Name	options	price		date	options		not vested(1)	have not vested		out or distributed(2)

David Harquail	—	C$	N/A	N/A	C$	—	—	C$	—	C$	1,082,102

Tom Albanese	—	C$	N/A	N/A	C$	—	—	C$	—	C$	3,448,333

Hugo Dryland	—	C$	N/A	N/A	C$	—	—	C$	—	C$	199,495

Derek Evans	—	C$	N/A	N/A	C$	—	—	C$	—	C$	4,958,647

Catharine Farrow	—	C$	N/A	N/A	C$	—	—	C$	—	C$	3,160,831

Maureen Jensen	—	C$	N/A	N/A	C$	—	—	C$	—	C$	1,291,900

Jennifer Maki	—	C$	N/A	N/A	C$	—	—	C$	—	C$	1,388,185

Jacques Perron	—	C$	N/A	N/A	C$	—	—	C$	—	C$	490,375

Notes

(1)	All dividend equivalents credited under the DSU Plan, Conversion DSUs and Annual DSU Grants since inception of the DSU Plan are vested, but under the terms of the DSU Plan cannot be paid out until redeemed by the Participant following termination of Board service. Conversion DSUs do not represent additional compensation or additional share-based awards as they are fees that directors have elected to be paid in the form of Conversion DSUs in lieu of cash and no shares are ever issued. The inclusion of Conversion DSUs in the table above is for informational purposes.
(2)	The market or payout value was calculated using the closing price of the common shares on the TSX on December 31, 2024, which was C$168.92 per share. The aggregate number of dividend equivalents, Conversion DSUs and Annual DSU Grants since inception of the DSU Plan is as follows: Mr. Harquail – 6,406, Mr. Albanese – 20,414, Mr. Dryland – 1,181, Mr. Evans – 29,355, Dr. Farrow –18,712, Ms. Jensen – 7,648, Ms. Maki – 8,218, Mr. Perron–2,903. Fractional DSUs have been rounded.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table (presented in accordance with Form 51-102F6) sets forth details of the value vested or earned by each non-executive director during the most recently completed financial year for each incentive plan award.

					Non-equity incentive
	Option-based Awards		Share-based Awards		plan compensation
	value vested		value vested		value earned
Name	during the year		during the year(1)		during the year

David Harquail	C$	—	C$	259,672	C$	—

Tom Albanese	C$	—	C$	352,350	C$	—

Hugo Dryland	C$	—	C$	197,928	C$	—

Derek Evans	C$	—	C$	374,328	C$	—

Catharine Farrow	C$	—	C$	283,896	C$	—

Maureen Jensen	C$	—	C$	306,786	C$	—

Jennifer Maki	C$	—	C$	263,239	C$	—

Jacques Perron	C$	—	C$	252,779	C$	—

TSX / NYSE: FNV	Franco-Nevada Corporation 19

Note

(1)	Dividend equivalents credited under the DSU Plan, Conversion DSUs and Annual DSU Grants vest on the date they are credited/awarded. Conversion DSUs do not represent additional compensation or additional share-based awards as they are fees that directors have elected to be paid in the form of Conversion DSUs in lieu of cash and no shares are ever issued. The inclusion of Conversion DSUs in the table above is for informational purposes. During 2024, Conversion DSUs, Annual DSU Grants and dividend equivalents were calculated based on the 5-day weighted average price on the TSX prior to the grant date. Annual DSUs are granted in December of each year in the normal course.

Type	Grant date	TSX price

Conversion DSUs (Q4 2023)	March 15, 2024	C$	154.61

Conversion DSUs related to Q4 2023 were credited in 2024 as the Corporation was in a special blackout period at the end of 2023.

Dividend Equivalents (Q1)	March 28, 2024	C$	156.78

Conversion DSUs (Q1)	March 28, 2024	C$	156.78

Dividend Equivalents (Q2)	June 27, 2024	C$	161.15

Conversion DSUs (Q2)	June 28, 2024	C$	160.75

Dividend Equivalents (Q3)	September 26, 2024	C$	173.15

Conversion DSUs (Q3)	September 30, 2024	C$	173.04

Dividend Equivalents (Q4)	December 19, 2024	C$	170.47

Conversion DSUs (Q4)	December 31, 2024	C$	167.53

The aggregate number of dividend equivalents credited under the DSU Plan, Conversion DSUs and Annual DSU Grants during 2024 was as follows: Mr. Harquail – 1,551, Mr. Albanese – 2,186, Mr. Dryland – 1,181, Mr. Evans – 2,369, Dr. Farrow – 1,697, Ms. Jensen – 1,910, Ms. Maki – 1,573, Mr. Perron –1,509. While such DSUs technically vested when credited/awarded during 2024, under the terms of the DSU Plan they cannot be paid out until redeemed by the Participant following termination of Board service.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of the exercise of options during the most recently completed financial year by each non-executive director and the financial year-end value of unexercised options on an aggregated basis.

	Securities	Aggregate		Unexercised options at			Value of unexercised in-the-money
	acquired on	value		financial year-end			options at financial year-end
Name	exercise	realized(1)		exercisable/unexercisable			exercisable/unexercisable

David Harquail	—	C$	—	—	/	—	C$	—	/	C$	—

Tom Albanese	—	C$	—	—	/	—	C$	—	/	C$	—

Hugo Dryland	—	C$	—	—	/	—	C$	—	/	C$	—

Derek Evans	—	C$	—	—	/	—	C$	—	/	C$	—

Catharine Farrow	20,000	C$	2,262,163	—	/	—	C$	—	/	C$	—

Maureen Jensen	—	C$	—	—	/	—	C$	—	/	C$	—

Jennifer Maki	—	C$	—	—	/	—	C$	—	/	C$	—

Jacques Perron	—	C$	—	—	/	—	C$	—	/	C$	—

Note

(1)	The aggregate value realized was calculated using the sale price of the common shares realized by each director following the exercise of options, less the exercise price of the options.

Discussion of Incentive Plan Awards for Directors

The significant terms of all plan-based awards, including non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at year-end, in respect of non-executive directors, are set out above in this section under “Deferred Share Unit Plan” and below under “Other Information – 2018 Share Compensation Plan Summary”. For clarity, the only plan-based awards for which non-executive directors are or will be eligible are options awarded under the 2018 Share Compensation Plan and DSUs under the DSU Plan. Non-executive directors are not eligible for annual cash bonuses or RSUs under the 2018 Share Compensation Plan.

While the 2018 Share Compensation Plan technically permits the grant of options to directors, the Corporation has no intention of granting options to any non-executive directors in the foreseeable future and no options have been granted to non-executive directors since 2015.

20 Franco-Nevada Corporation	TSX / NYSE: FNV

STATEMENT OF GOVERNANCE PRACTICES

Board of Directors

Composition of the Board – Independence

The Board is currently comprised of ten directors and the Board has considered the independence of each of its directors. Consistent with National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and the corporate governance standards of the New York Stock Exchange (“NYSE”), to be considered independent, the Board must conclude that a director has no material relationship with the Corporation. A “material relationship” is generally a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgement and includes an indirect material relationship.

The Board has concluded that eight directors (Dr. Farrow, Ms. Jensen, Ms. Maki and Messrs. Albanese, Dryland, Evans, Malchuk and Perron) are “independent” for purposes of Board membership, as provided in NI 58-101 and by NYSE corporate governance standards. Therefore, all of the directors were and are “independent” other than Messrs. Harquail and Brink, by virtue of their positions as former CEO and President & CEO, respectively.

The Board has also considered the independence of its directors more generally and whether they are “related” or “affiliated” as defined by various governance ratings agencies and confirms its view that Dr. Farrow, Ms. Jensen, Ms. Maki and Messrs. Albanese, Dryland, Evans, Malchuk and Perron are not “related” or “affiliated” with the Corporation in such a way as to affect their exercise of independent judgement.

Shareholders and other interested parties may communicate with any member of the Board, including the Chair of the Board, and the independent directors as a group, by contacting the Chief Legal Officer & Corporate Secretary at 199 Bay Street, Suite 2000, P.O. Box 285, Commerce Court Postal Station, Toronto, Ontario, Canada M5L 1G9.

Independent Director Meetings

At 100% of the regularly scheduled meetings of the Board and its committees held during fiscal 2024, in camera sessions were also held. During such in camera sessions, members of management were not present. As well, for the in camera sessions following regularly scheduled Board meetings, the session is conducted with the full Board’s participation, following which the CEO is excused and the session continues with the Chair following which the Chair is excused and the session is completed with just the independent directors.  As well, in camera sessions are regularly held at ad hoc Board and Committee meetings with the participation of the CEO and Chair as deemed appropriate by the independent directors. It is the intention of the directors to continue to hold an in camera session at each regularly scheduled Board and Committee meeting.

Chair of the Board

Mr. Harquail was appointed Chair of the Board on May 6, 2020. Mr. Harquail has had a distinguished career having led the initial public offering of Franco-Nevada in 2007 and serving as President & CEO (2007-2019) and CEO (2019-2020) of Franco-Nevada. He has held senior executive roles at other companies and has also been an industry leader serving in numerous industry organizations. Most recently, he was Chair of the World Gold Council from 2017-2020 during which period the World Gold Council implemented the Responsible Gold Mining Principles, a leading ESG initiative. Mr. Harquail is a dedicated philanthropist supporting education (the School of Earth Sciences and the Mineral Exploration Centre at Laurentian University), health research (the Centre for Neuromodulation at Sunnybrook Health Sciences) and the local community. The Chair of the Board’s role is to provide leadership to the directors in discharging their mandate, including by: (i) leading, managing and organizing the Board, consistent with the approach to corporate governance adopted by the Board; (ii) promoting cohesiveness among the directors; and (iii) being satisfied that the responsibilities of the Board and its committees are well understood by the directors.

The responsibilities of the Chair of the Board include:

Providing advice, counsel and mentorship to the CEO;
Providing information to the directors on a timely basis;

Chairing the Board, scheduling meetings, setting the agendas, co-ordinating with the chairs of the committees of the Board to schedule committee meetings, ensuring that all business required to come before the Board is brought properly, monitoring the adequacy of Board materials, ensuring sufficient time for review of materials, and encouraging free and open discussion at meetings of the Board; and

TSX / NYSE: FNV	Franco-Nevada Corporation 21

Presiding over shareholder meetings

Independent Lead Director

Mr. Harquail is currently a non-independent Chair because he was formerly CEO. As a matter of best practices, the Board created the position of Lead Independent Director and appointed Mr. Evans in this role to serve while Mr. Harquail is not independent. During 2023, the Board reviewed whether a rotation of the Lead Independent Director would be appropriate due to the tenure of Mr. Evans on the Corporation’s Board. It was determined that, as a matter of best practices, it would be advisable to rotate the role, but it was also recognized that it would be equally important that the new Lead Independent Director have extensive experience on the Corporation’s Board in order to have a deep understanding of the Corporation’s culture and philosophy. Following a consultation process among the Board members, it was determined that Mr. Albanese would be appointed to the role of the Lead Independent Director, effective March 5, 2024. During 2023, the Board also updated the mandate for the Lead Independent Director. The mandate provides that the Lead Independent Director shall, among things:

Engage with the Chair and CEO and provide feedback to the independent directors;
Serve as an independent leadership contact for the independent directors;
Conduct, on an annual basis, an assessment of the Chair’s performance and provide a report to the full Board of Directors;
Chair Board meetings where the Chair is not available;
Chair in camera sessions of the independent directors and provide feedback as appropriate;
Have the right to call meetings of the independent directors and the Board as deemed appropriate by the Lead Independent Director;
Have the right to engage third-party advisors and consultants to provide advice to the independent directors and the Board; and
Be available to shareholders where appropriate for consultation and communication

Attendance at Meetings

During the financial year ended December 31, 2024, the Board held seven meetings. The ARC held five meetings and the CESGC held seven meetings. The Board members are extremely engaged and non-committee members also regularly attend committee meetings. The following summarizes the attendance record for each of such meetings.

	Board meetings	ARC meetings	CESGC meetings
Name	attended	attended	attended

David Harquail	7 of 7 – 100%	N/A	N/A

Paul Brink	7 of 7 – 100%	N/A	N/A

Tom Albanese(1)	7 of 7 – 100%	2 of 2 – 100%	4 of 4 – 100%

Hugo Dryland(2)	5 of 5 – 100%	2 of 2 – 100%	N/A

Derek Evans	7 of 7 – 100%	N/A	7 of 7 – 100%

Catharine Farrow	7 of 7 – 100%	5 of 5 – 100%	N/A

Maureen Jensen	7 of 7 – 100%	N/A	7 of 7 – 100%

Jennifer Maki	7 of 7 – 100%	5 of 5 – 100%	N/A

Jacques Perron	7 of 7 – 100%	N/A	7 of 7 – 100%

Notes

(1)	Mr. Albanese ceased serving as a member of the ARC and was appointed a member of the CESGC, both effective as of May 1, 2024. He attended the two ARC meetings prior to his appointment to the CESGC and the four remaining CESGC Meetings following his appointment.
(2)	Mr. Dryland was elected to the Board and was appointed a member of the ARC, both effective as of May 1, 2024. He attended the remaining five Board meetings and remaining two ARC meetings following his appointment.

It is the policy of the Board that, except in exceptional circumstances (i.e. due to illness or other incapacity), all directors of the Corporation shall attend the annual meeting of shareholders of the Corporation.

22 Franco-Nevada Corporation	TSX / NYSE: FNV

Board Mandate

A copy of the Board’s written mandate is attached as Schedule “A” to this Circular and is also available on the Corporation’s website at www.franco-nevada.com.

Board Engagement with Shareholders on Governance Matters

On November 11, 2010, the Board adopted a policy relating to Board engagement with shareholders on governance matters. The policy provides that the Board believes that it is important to have regular and constructive engagement directly with the shareholders of the Corporation to allow and encourage shareholders to express their views on governance matters directly to the Board outside of the Corporation’s annual meetings. These discussions are intended to be an interchange of views about governance and disclosure matters that are within the public domain and will not include a discussion of undisclosed material facts or material changes. This policy further provides that the Board will continue with developing practices to increase engagement with its shareholders as is appropriate for its shareholder base and size. During 2024, the Chair of the Board and the Chair of CESGC met with several shareholders, including for ESG-specific topics. It is also the practice of the Board to periodically host institutional investors and analysts at the Corporation’s offices. When these events are held, it provides all Board members with an opportunity to engage directly with shareholders. Board members are also provided with opportunities to join management at industry conferences (such as the Denver Gold Show and BMO Global Metals & Mining Conference) including individual meetings with the Corporation’s shareholders to understand their priorities and concerns. This policy also provides that the Board recognizes that shareholder engagement is an evolving practice in Canada and globally and will review this policy annually to ensure that it is effective in achieving its objectives.

TSX / NYSE: FNV	Franco-Nevada Corporation 23

Board Committees

Audit and Risk Committee

All members of the ARC are (and have been) “independent” and “financially literate” (as defined in National Instrument 52 110 – Audit Committees)

Ms. Maki has been determined by the Board in its business judgement to be a “financial expert”

Jennifer Maki Chair	Hugo Dryland(1)	Dr. Catharine Farrow

Note

(1)	Mr. Dryland was appointed a member of the ARC effective May 1, 2024.

As part of the Board’s annual review of the composition of its Committees, the Board determined to refresh the composition of the Committees in 2024. Effective May 1, 2024, (i) Mr. Albanese ceased serving as a member of the ARC and was appointed a member of the CESGC, and (ii) Mr. Dryland was appointed a member of the ARC.

The ARC has been established to assist the Board in fulfilling its oversight and evaluation of:

The quality and integrity of the financial statements of the Corporation;
The compliance by the Corporation with legal and regulatory requirements in respect of financial disclosure;
The qualification, independence and performance of the Corporation’s independent auditors;
The performance of the Chief Financial Officer; and
Risk management oversight, including climate and technology related risks, which incorporates cybersecurity and AI risk management

Specifically, with respect to the independent auditors, the ARC is directly responsible for the appointment, compensation, retention (and termination) and oversight of the work of the independent auditor (including oversight of the resolution of any disagreements between management and the independent auditor regarding financial reporting).

The Corporation’s Audit and Risk Committee Charter also addresses the ARC’s responsibilities relating to risk management (including climate-related risks). A copy of the Corporation’s Audit and Risk Committee Charter and additional disclosure relating to the ARC are set out in the Corporation’s most recent Annual Information Form and Form 40-F which are available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, respectively, and are also available on the Corporation’s website at www.franco-nevada.com.

24 Franco-Nevada Corporation	TSX / NYSE: FNV

Compensation and ESG Committee

All members of the CESGC are “independent” (as defined in NI 58-101)
Derek Evans Chair	Tom Albanese(1)	Maureen Jensen	Jacques Perron

Note

(1)	Mr. Albanese ceased serving as a member of the ARC and was appointed a member of the CESGC, both effective as of May 1, 2024.

As part of the Board’s annual review of the composition of its Committees, the Board determined to refresh the composition of the Committees in 2024. Effective May 1, 2024, Mr. Albanese ceased to serve as a member of the ARC and was appointed a member of the CESGC.

Among other things, the CESGC:

Reviews and makes recommendations to the Board concerning the appointment of officers of the Corporation;
Annually reviews the CEO’s goals and objectives for the upcoming year, provides an appraisal of the CEO’s performance and reviews his compensation and the compensation of other executive officers;
Makes recommendations concerning the remuneration of directors; and
Administers and makes recommendations regarding the operation of the Corporation’s employee incentive compensation plans

The CESGC also serves as the Board’s nominating committee. It is responsible for:

Developing the Corporation’s approach to governance issues;
Filling vacancies among the directors (see “Nomination of Directors” in this section);
Reviewing the effectiveness and the contribution of the Board, its committees and individual directors (see “Board Assessment” in this section);
Adopting, reviewing and updating the Corporation’s written Code of Business Conduct and Ethics and its written disclosure policy (see “Ethical Business Conduct” in this section); and
Ensuring compliance of the compensation policies and practices of the Corporation with its enterprise risk management goals

The Corporation’s Compensation and ESG Committee Charter provides that, in addition to the independence requirements, no more than one-third of the members of the CESGC can be current CEOs of publicly-traded companies and that the CESGC will have an in camera session at every meeting, consistent with the Canadian Coalition for Good Governance’s recommendations relating to best practices for compensation committees. A copy of the CESGC’s Charter is available on the Corporation’s website at www.franco-nevada.com.

The Charter of the CESGC has also specifically set out the Committee’s mandate and the following responsibilities with respect to ESG issues:

Oversight over adoption of ESG standards and initiatives by the Corporation;
Delegation of risk-related ESG issues to the ARC;
Setting of ESG-related goals for compensation purposes, including the adoption of climate-related goals and measuring performance/progress against such goals; and
Shareholder engagement on ESG matters

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Pursuant to its charter, the CESGC has responsibility for reviewing all proposed related-party transactions (as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) that are not required to be dealt with by an “independent special committee” pursuant to applicable securities laws, make recommendations to the Board for the approval of such transactions and approve any procedures or measures to be adopted in connection therewith. Any member of the Committee with an interest in the proposed transaction and the non-independent directors must abstain from voting on the proposed transaction.

Position Descriptions

The Board has developed and approved written position descriptions for the Chair of the Board, the Lead Independent Director, the Chair of the ARC, the Chair of the CESGC and for the CEO.

Orientation and Continuing Education

The Corporation provides an orientation program for new directors in order that they can become familiar with the role of the Board, its committees and its directors and with the nature and operation of the Corporation’s business. All Board members are provided with a copy of the written mandate and charters for the Board and each of its committees and a copy of the Board’s approved policies relating to, among other things, the business conduct and ethics of directors, officers and employees, auditor independence, whistleblower procedures, diversity and inclusion, and confidentiality, fair disclosure and trading in securities. Board members are also provided with a copy of each committee’s planning schedules/work plans, as applicable. New Board members are provided with these materials and meet with the Chair of the Board and members of management as part of their orientation. The Corporation also maintains an online orientation portal which is regularly updated with educational materials that are tiered by priority, including fulsome corporate histories, analyst reports, historical strategy documents and general industry educational materials.

The Corporation works through continuing education with its Board to ensure that its directors maintain the skills and knowledge necessary to meet their obligations as directors by having management provide relevant presentations at Board and committee meetings, as appropriate, by bringing consultants and other outside experts in to address the Board on various issues, by arranging for meetings with management and other outside advisors/experts/third parties, and by arranging for site visits and offsite meetings. The Board also has scheduled dinners/meetings at which various topics are discussed, such as industry trends, technical updates, strategic opportunities, corporate goals and strategies, board composition, financing options, the dividend policy, ESG matters, executive compensation and succession matters. The Board also receives, on a regular basis, materials of interest, including analyst reports and industry reports, from the Chair of the Board and the Named Executive Officers. Individual directors are, subject to the approval of the Chair of the Board, also able to attend continuing education conferences at the Corporation’s expense.

During 2024, management continued to provide standard management presentations on such matters as enterprise risk management, compensation policies and strategies, the Corporation’s portfolio of assets and management thereof, analyst and other reports, corporate performance reviews and merger and acquisition strategies in mining, energy and other commodities. As well, presentations from management and outside advisors/experts/third parties were provided and Board members completed ongoing education at the following events:

Timing/Place	Attendees	Topic	Presented/Hosted By
August 2024/Ontario	All directors	Greenstone site visit	Management/Equinox Gold Corp.
November 2024/Toronto	All directors	Strategic and market overview presentations	Management
November 2024/Toronto	All directors	Session on gold, silver and PGM price outlook	Management/Third-party Expert
November 2024/Toronto	All directors	Session on the transition to a low-carbon economy and battery metals	Management/Third-party Expert
November 2024/Toronto	All directors	Session on market strategy	Management/US Investment Bank
January to December 2024/ Various	Individual directors	Various seminars and conferences on mining, ESG, IT and cybersecurity and governance topics	Various

Directors have full and free access to officers and employees of the Corporation and may arrange meetings either directly or through the CEO. In addition, Board members are encouraged to attend mining and energy industry events and other relevant stakeholder events.

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Nomination of Directors, Board Renewal and Diversity

Nomination of Directors

The CESGC serves as the Board’s nominating committee. The CESGC is composed entirely of independent directors. The responsibilities, powers and operation of the CESGC generally are summarized above. The CESGC has the authority to retain a search firm to be used to identify director candidates. With respect to nomination of directors, the CESGC is responsible for:

Developing and recommending to the Board criteria for selecting new directors;
Assisting the Board by identifying individuals qualified to become members of the Board; and
Recommending to the Board the director nominees for the next annual meeting of shareholders and for each committee of the Board

The process by which the Board will identify new candidates for Board nomination will involve:

Annually reviewing the skills, competencies and personal qualities required of directors to add value to the Corporation;

Annually reviewing the skills and competencies that the Board considers each director to possess, including the skills matrix as discussed below and what each new nominee should bring to the Board; and

Working closely with the Chair of the Board in seeking individuals qualified to become members of the Board, in the context of the Corporation’s needs and the criteria established by the Board, including the diversity criteria as discussed below

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Skills Matrix

The CESGC has developed a skills matrix comprised of the skills and competencies it expects the Board as a whole to possess and has identified which of those skills and competencies are possessed by its existing directors. The skills and competencies are as follows: experience with respect to the mining industry, geology, energy industry, accounting and finance, risk management, cybersecurity, human resources and compensation matters, corporate governance, ESG, climate risk, public company boards, public company management, legal and regulatory, entrepreneurship/business acumen and international affairs. During 2023, the CESGC updated the skills matrix to include geology, entrepreneurship and international affairs to further refine the core skills related to the Corporation’s business. Set out below are the skills identified for each director and director-nominee.

Skills	Harquail	Brink	Albanese	Dryland	Evans	Farrow	Jensen	Maki	Malchuk	Perron	Summary
Mining	E	E	E	E	B	E	E	E	E	E	Expert: 9 of 10 (90%) Baseline: 1 of 10 (10%)
Geology	E	E	B		B	E	E		B	B	Expert: 4 of 10 (40%) Baseline: 4 of 10 (40%)
Energy	B	B	B	B	E	B	B	B	B	B	Expert: 1 of 10 (10%) Baseline: 9 of 10 (90%)
Accounting & Finance	B	E	B	E	E	B	B	E	B	B	Expert: 4 of 10 (40%) Baseline: 6 of 10 (60%)
Risk Management	E	B	B	B	E	B	E	E	E	E	Expert: 6 of 10 (60%) Baseline: 4 of 10 (40%)
Cybersecurity	B	B	B		E	E	B	E		B	Expert: 3 of 10 (30%) Baseline: 5 of 10 (50%)
HR & Compensation	E	B	B	B	E	E	E	E	B	E	Expert: 6 of 10 (60%) Baseline: 4 of 10 (40%)
Corporate Governance	E	B	B	B	E	E	E	E	B	B	Expert: 5 of 10 (50%) Baseline: 5 of 10 (50%)
ESG	E	B	B		E	E	B	B	E	E	Expert: 5 of 10 (50%) Baseline: 4 of 10 (40%)
Climate Risk	B	B	B		E	B	E		B	B	Expert: 2 of 10 (20%) Baseline: 6 of 10 (60%)
Public Company Boards	E	B	B	E	E	E	E	E	B	E	Expert: 7 of 10 (70%) Baseline: 3 of 10 (30%)
Public Company Management	E	E	E	B	E	E	E	E	B	E	Expert: 8 of 10 (80%) Baseline: 2 of 10 (20%)
Legal & Regulatory	B	B	B	B	B	B	E			B	Expert: 1 of 10 (10%) Baseline: 7 of 10 (70%)
Entrepreneurship/ Business Acumen	E	E	E	E	E	E	E	E	E	E	Expert: 10 of 10 (100%)
International Affairs	B	B	E	E		B	B	B	E	B	Expert: 3 of 10 (30%) Baseline: 6 of 10 (60%)

Skills Matrix Legend

Skill Level	Skill Level Criteria
E – Primary Skill/Expert Level Knowledge	Current or former executive role directly related to specific skill set; Degree in area with extensive work-related experience; or Proven experience related to specific skill set
B – Secondary Skill/Baseline Level Knowledge	Sufficient knowledge of the area to provide high-level oversight of management

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Director Retirement Policy/Term Limits

The Board has adopted a director retirement policy which provides the framework for the Corporation to allow for the renewal of the Board, where appropriate, by specifying a process for the Board to determine whether turnover in the Board is appropriate. In 2019, the Board amended the director retirement policy to incorporate a term limit principle. The director retirement policy now provides that a director is required to submit his/her resignation to the Board on the March 1st after such director’s (i) 72nd birthday, or (ii) 10th anniversary of Board service (where such director joined the Board after his or her 62nd birthday) and on every March 1st thereafter while such individual is still a director of the Corporation. The CESGC will consider such resignation and, taking into account factors such as the skills and competencies possessed by the Board as a whole and the director individually, the size of the Board, and the overall best interests of the Corporation, make a recommendation to the Board as to whether the Board should accept such resignation in conjunction with the Corporation’s next annual meeting of shareholders or reject such resignation and nominate the director for election at the Corporation’s next annual meeting of shareholders. The Board will then consider the CESGC’s recommendation and make its determination. Neither the CESGC nor the Board has waived compliance with this policy to date.

The Board has determined not to establish strict term limits for directors at this time due to the potential loss of contributions from directors who have significant insight into the Corporation and its operations. As well, meaningful Board renewal has already occurred with 60% of the Board having been appointed since 2019. Currently, the average tenure of our Board is approximately 7 years. The Board will continue to evaluate whether strict term limits would be advisable on an ongoing basis.

Diversity and Inclusion

The Corporation is committed to diversity and inclusion among its employees, senior management and on the Board. The Board has a formal written diversity and inclusion policy (the “Diversity Policy”). The Diversity Policy and its current goals are described below.

The Diversity Policy emphasizes all forms of diversity in identifying candidates to recommend for appointment/election to the Board and for appointment/promotion to senior management positions so that the broadest pool of individuals is considered in order to ensure the best individuals are identified. The Diversity Policy has broad diversity goals for diverse persons comprising women, Black, Indigenous and other racial or ethnic minorities, individuals who identify as LGBTQ2S+ and people with disabilities (collectively, “Diverse Persons” with women, visible minorities, Indigenous people and people with disabilities being designated groups under the Canada Business Corporations Act (the “CBCA”)). The Diversity Policy provides for the following:

A goal of maintaining a Board composition in which at least 30% of the independent directors are women (which has been achieved);
A commitment to appointing a racially or ethnically diverse director in 2025 (achieved in January 2025);

A goal of achieving 40% Diverse Persons at the Board and senior management level (on an aggregated basis) by 2025 (achieved in 2023 and currently at 38% comprising 40% at the Board level, 40% at the executive level and 33% at the VP level); and

A commitment to ensuring that Diverse Persons are included in any search for new Board members and senior management positions (Vice Presidents and above), including any new offices which may be established by the Corporation (which would include internal promotions) as necessary to achieve the above goals

Pursuant to the Diversity Policy, the CESGC can engage qualified independent external advisors to conduct a search for candidates that meet the Board’s skills and diversity criteria to help achieve its diversity goals, where appropriate.

As part of the orderly Board renewal process, the Board determined to add another director in 2024/2025. The Board engaged a search firm with a specific mandate to identify and include diverse candidates for consideration. The Board engaged in an extensive search, interviewing numerous candidates, including diverse candidates. The Board concluded that Mr. Malchuk’s extensive experience in the mining industry, including project evaluation, as well as extensive experience and expertise in Latin America, where a significant portion of the Corporation’s portfolio is located and where future opportunities are expected, were critical skills to add to the Board.

As all recommendations of director nominees and appointments of senior management need to be approved by the CESGC, the Board has concluded that appropriate measures are in place to ensure that the Diversity Policy is effectively implemented.

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The Board currently has four directors who are Diverse Persons including three women directors, Dr. Farrow, Ms. Jensen and Ms. Maki, and a Latino director, Daniel Malchuk. This constitutes 40% Diverse Persons representation on the Board and 50% of the independent directors. The following table summarizes the diversity of the nominees to the Board as well as each director’s status as an executive at other public companies and length of tenure on the Board (as of the Meeting date):

	Harquail	Brink	Albanese	Dryland	Evans	Farrow	Jensen	Maki	Malchuk	Perron
Gender
Male	✓	✓	✓	✓	✓				✓	✓
Female						✓	✓	✓
Racial/Ethnic Diversity									Latino
Not a full-time executive of another public company	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Tenure in years (average tenure is 7 years)	17	5	11	1	16	10	5	6	Under 1	2

The Corporation and its subsidiaries also consider the level of diversity in senior management when making senior management appointments. Diversity highlights for 2024 on the management side include:

5 of 6 new hires were Diverse Persons;
67% of internal promotions were Diverse Persons; and
5 of 14 senior officers (VP and above), including two of five NEOs are Diverse Persons (two female members of visible minorities and three male members of visible minorities)

The Diversity Policy provides that the Board will review the policy annually to ensure that it is effective in achieving its objectives. Any changes to the policy as well as additional diversity achievements will be reported annually in the Corporation’s Circular. A copy of the Diversity Policy is available on the Corporation’s website at www.franco-nevada.com.

Compensation Process

The CESGC serves as the Board’s compensation committee. The CESGC is composed entirely of independent directors. The responsibilities, powers and operation of the CESGC generally are summarized above under “Compensation and ESG Committee” in this section. With respect to compensation of directors and executive officers, the CESGC is responsible for:

Assisting the Board in its annual review of the Board’s performance and oversight of the evaluation of management’s performance;
Reviewing and making recommendations to the Board with respect to the compensation of directors and the executive officers (including the President & CEO) of the Corporation; and
Approving and evaluating the compensation plans, policies and programs of the Corporation

For information regarding the process by which the Board determines the compensation for the Corporation’s executive officers, please see “Compensation Discussion & Analysis”. For information regarding the process by which the Board determines the compensation for the Corporation’s directors, please see “Director Information – Director Compensation” at pages 15 to 21.

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Board Assessment

The Board assesses itself, its committees and individual directors with respect to their effectiveness and contribution on an annual basis. The assessment process involves a confidential director questionnaire and discussions among the Chair of the Board, the Chairs of the committees and individual directors relating to overall Board assessment, individual committee assessments, Chair of the Board assessment, individual committee Chair assessments, individual director self-assessments and peer assessments. In addition, the Chair of the Board meets with each individual director and the Chair of the CESGC meets with the Chair of the Board to discuss the above matters as appropriate. Members of the CESGC are responsible for drafting, collecting and assessing questionnaires (with assistance from the Chief Legal Officer), and facilitating discussions. The Chair of the CESGC reports on the results of this process to the Board. The CESGC is also permitted to retain external advisors to assist with the assessment process. The assessment for 2024 was commenced in the first quarter of 2025 and the CESGC and the Board discussed the assessment process at their March meeting.

Succession Planning

The CESGC is responsible for ensuring that succession strategies, in consultation with the Board, are both appropriate and are being implemented. Over the past several years, succession planning has been ongoing. During 2024, meetings of the CESGC and meetings of the Board included an in camera session with and without the CEO at which human resource issues and succession were regularly discussed. In the event of an emergency, the Board and CESGC have temporary succession plans that can be implemented.

The CESGC also monitors progress in succession for executive positions reporting to the President & CEO. One of the goals for each executive is to ensure a succession plan and technical depth are in place. Specific succession objectives are included in the annual key responsibilities and specific objectives that are agreed upon by each executive and the President & CEO and which are provided to the CESGC. Each year, the President & CEO reviews the achievement of succession objectives with each executive which then forms part of the annual performance review with the CESGC. These reviews and recommendations are considered by the CESGC in connection with its recommendations to the Board for annual incentive compensation. Finally, at year-end, the President & CEO provides the CESGC with a written memorandum assessing corporate accomplishments including an organizational chart and steps being undertaken to strengthen the Corporation. The Corporation is confident that appropriate succession strategies are being implemented to ensure the Corporation’s business will continue to be strongly managed in the future.

The CESGC and Board are also actively engaged in the process of Board renewal with Mr. Malchuk being the latest new director to join the Board. 60% of the current directors joined the Board from 2019 or later and further orderly renewal is expected over the near and medium term. As well, renewal of the Board Committees occurred in March 2023 with new members being appointed and a new Chair of the CESGC being appointed and in May 2024 with new members being appointed. The Lead Independent Director role was also rotated in 2024. Additional Board succession is regularly discussed at meetings as part of an orderly Board renewal process.

Ethical Business Conduct

Code of Business Conduct and Ethics

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for the Corporation’s directors, officers and employees. The Code is available on SEDAR+ at www.sedarplus.com and on the Corporation’s website at www.franco-nevada.com.

The Code reflects the Corporation’s core values of honesty, responsibility and fairness and addresses the following matters: compliance with laws, rules and regulations; conflicts of interest; confidentiality; corporate opportunities; protection and proper use of corporate assets; competition and fair dealing; gifts and entertainment; payments to government personnel; discrimination, harassment and equal opportunity; health and safety; accuracy of company records and reporting; use of e-mail and internet services; loans to or guarantees of obligations of the Corporation’s personnel; and reporting of any illegal or unethical behaviour.

With respect to the issue of conflicts of interest in particular, various officers, directors or other insiders of the Corporation may hold senior positions with other entities, including entities involved in the resource industry or may otherwise be involved in transactions within the resource industry and may develop other interests outside the Corporation. In the event that any such conflict of interest arises (or could potentially arise) for a director, such director will be required to disclose the conflict to a meeting of the directors of the Corporation and abstain from voting for or against the approval of such participation or such terms. In the event that any such conflict of interest arises (or could potentially arise) for an officer or other insider of

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the Corporation, such person will be required to disclose the conflict to the Chief Legal Officer and abstain from participating in any discussions related to such matter and the Board will be apprised of such conflict. In appropriate cases, the Corporation will establish an “independent special committee” to review a matter in which several directors, or management, may have a conflict. Any decision made by any of such directors involving the Corporation will be required to be made in accordance with their duties and obligations to deal honestly and in good faith with a view to the best interests of the Corporation and its shareholders. In the event such conflict of interest is a related-party transaction, the CESGC will review such transaction as described below and elsewhere in this Circular.

The CESGC monitors compliance with the Code and is responsible for granting any waivers from the application of the Code and reviews management’s monitoring of compliance with the Code. To date, no such waivers have been granted.

Under the Code, the Corporation’s personnel are expected to speak with supervisors, managers or other appropriate personnel including the Chief Legal Officer about observed illegal or unethical behaviour and when in doubt about the best course of action in a particular situation. All of the Corporation’s personnel are required to cooperate in internal investigations of misconduct.

The CESGC is also responsible for reviewing all proposed related-party transactions (as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) that are not required to be dealt with by an “independent special committee” pursuant to applicable securities laws, make recommendations to the Board for the approval of such transactions and approve any procedures or measures to be adopted in connection therewith.

Business Integrity Policy

The Board has adopted a Business Integrity Policy (the “Business Integrity Policy”) for the Corporation’s directors, officers and employees, which is intended to supplement the Code. The Business Integrity Policy is available on the Corporation’s website at www.franco-nevada.com.

This Business Integrity Policy is intended to ensure that the Corporation does not receive an improper advantage in its business dealings and that all payments and expenses are properly recorded in its financial books and records and addresses the following matters. Among other things, the policy provides guidance on dealing with agents, contractors and public officials, acceptance of gifts, making political contributions and dealing with certain types of payments. Employees of the Corporation are obligated to promptly report any violations of the policy to the Chief Legal Officer who will in turn report to the Chief Financial Officer and the ARC.

Whistleblower Policies

The Board has adopted employee complaint procedures for, among other things, accounting and auditing matters (contained in the Corporation’s Employee Complaint Procedures for Accounting and Auditing Matters) and violations of applicable laws or corporate policies (contained in the Corporation’s Whistleblower Policy) for the Corporation’s directors, officers and employees to enable such personnel to submit good faith complaints relating to any such matters. The procedures outline how an employee with a good faith concern can anonymously report those concerns directly to the Chief Legal Officer, in the case of the Whistleblower Policy or directly to the Chair of the ARC, in the case of the Employee Complaint Procedures for Accounting and Auditing Matters.

Non-Discrimination, Anti-Harassment and Equal Opportunity Policy

The Board has adopted a Non-Discrimination, Anti-Harassment and Equal Opportunity Policy which provides the framework for the Corporation to maintain an environment free of discrimination and harassment, in which all individuals are treated with respect and dignity, are able to contribute fully and have equal opportunities. This policy also deals with harassment and workplace violence. This policy articulates the Corporation’s position with respect to: (i) diversity, equal opportunity, discrimination (including grounds therefore), harassment and threats or acts of violence; (ii) reporting inappropriate conduct, harassment and workplace violence; (iii) disciplinary measures; and (iv) the development of procedures to prevent and address human rights issues.

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Policy Concerning Confidentiality, Fair Disclosure and Trading in Securities

The Board has adopted a Policy Concerning Confidentiality, Fair Disclosure and Trading in Securities, which serves as the Corporation’s corporate disclosure policy and insider trading policy. This policy applies to the Corporation’s directors, officers and employees to ensure that such personnel comply with securities legislation and the rules of applicable stock exchanges relating to insider trading, tipping and selective disclosure.

With respect to confidentiality and disclosure, this policy generally outlines principles of confidentiality and guidelines for maintaining confidentiality, disclosure principles and guidelines for disclosure (including who the authorized spokespersons are and how discussions with the investing community will occur), what constitutes material information, what is non-public information and how forward-looking information should be disclosed.

With respect to trading in securities, this policy outlines prohibitions on trading, the Corporation’s policies on trading windows and black-out periods, required pre-approval for trades by insiders and sanctions if improper trading were to occur. This policy also strictly prohibits the entering into of any “equity monetization” transactions or purchases of financial instruments that are designed to hedge or offset a decrease in market value of equity securities. This policy requires the Corporation’s personnel to report any violations immediately to the CEO or the Chief Legal Officer.

Strategy and Risk Management

The Board regularly reviews the Corporation’s goals and strategy with management. In addition, the Corporation’s strategic plan and business objectives are reviewed annually with management taking into account the new opportunities and key risks of the business. During these discussions, the performance of the Corporation and future opportunities are extensively discussed to assess whether adjustments to strategy are warranted. The Corporation’s core business principles and long-term strategy remains to be a gold-focused royalty and streaming company with a diversified portfolio, providing investors with a low-risk gold investment with gold price and exploration optionality. The Corporation is focused on growing net asset value on a per share, sustainable, long-term basis. It recognizes that it operates in a highly-cyclical business and has maintained a capital structure that allows the Corporation to invest countercyclically. In executing its strategy, the Corporation is willing to make investments over the long term, including in projects that may take significant time before coming to fruition.

The Corporation’s enterprise risk management environment ensures that the key objectives and strategy for the success of the Corporation are achieved. The risk management process of the Corporation is a several-pronged process involving management, the ARC and the Board of the Corporation. In its annual strategic planning session, the Board’s understanding of the current business strategy, its critical success factors and the related business risks is a key focus. The risks of the business are analyzed and reviewed together with strategic opportunities and issues. Management provides a detailed listing of risks and a related risk analysis, the latest of which was presented and reviewed with the ARC in August 2024 which identified risks to be monitored by the Board including (i) the ability to grow, (ii) transaction risk, (iii) commodity mix, (iv) ESG-related risks (including climate-related risks), (v) geopolitical risk, and (vi) commodity price risk. Also included in this review, the roles of management, the ARC and the Board relating to risk were highlighted and reaffirmed. The Board is responsible for strategic aspects and the enforcement of an appropriate risk culture throughout the organization, including through the CESGC relating to compensation aspects. The ARC is charged with the supervision of the risk analysis and oversight of the mitigation factors and plans, including cybersecurity and AI risk mitigation plans. Management conducts a periodic detailed analysis of risks, recommended mitigation plans and is responsible for the implementation and review of effectiveness of such mitigation plans.

Enterprise risk management updates are provided to the ARC quarterly. The ARC oversees the management of cybersecurity, risks related to AI and other technological risks of the Corporation and management provides semi-annual IT updates on the implementation of cybersecurity mitigation measures and plans for implementation of AI technology and associated risk mitigation measures.

In addition, critical to the Corporation’s success is the appropriate management of risk around all assets including potential new investments. In this regard, the Board is fully engaged in the review of new investments. At Board meetings, management updates the Board on potential investments and seeks guidance on whether to proceed. Board members are also provided with at least monthly reports from the President & CEO in between Board meetings. Board members are very active in the review of potential investments including participating in due diligence, as needed, and providing technical, political, financial, ESG and other expertise. Directors are frequently involved by management to advise on specific due diligence or asset management issues. Directors will, as appropriate, accompany management on site visits to existing assets or potential investments and report independently to the Board on their observations.

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If management proposes to proceed with a transaction in excess of a threshold amount, it must first seek Board approval. Below this threshold amount, management has discretion to proceed with an investment but must report the transaction to the Board in order to refresh its executive authority before being able to proceed with another investment. The Board is also regularly updated as to existing material assets and provided with risk assessments of those assets and retrospective analyses as to lessons learned.

Environmental and Social Responsibility

The Corporation’s business is investing in projects operated by third parties and does not directly operate any of its assets. The projects on which the Corporation has royalties and streams are owned and operated by independent mining and energy companies which are typically publicly listed. Management closely monitors the Corporation’s portfolio of assets and engages with the operators of the projects on ESG matters but management is not responsible for the day-to-day operational or development decisions at a project. While the Corporation does not control or influence the operations of any of the properties over which it has an interest, it is committed to responsible mining and energy extraction in all aspects of its investments including with respect to ESG issues, which are addressed through a combination of the following:

Policies, including ESG-specific policies, which guide investment decisions;
Due diligence process for new investments;
Contractual rights and obligations in royalty and stream agreements;
Contributions to projects in local communities at the operations in which the Corporation is invested and also to mining industry and diversity-related initiatives; and
Transparency in its disclosure

The approach taken by the Corporation has resulted in the acquisition of royalties and streams on projects operated by some of the best operators in the industry, generating significant value for shareholders. The Corporation has adopted policies and performs extensive due diligence on potential investments to address ESG issues, including climate-related risks, and has adopted best practices in other areas of ESG including transparent disclosure aligned with the Task Force on Climate-related Financial Disclosures (TCFD) and Sustainability Accounting Standards Board (SASB) frameworks, including taking steps to transition to reporting in line with the ISSB’s IFRS S2 Climate-related Disclosures standard. The Corporation has refrained from allocating capital to certain investments due to ESG issues. While the ARC has been delegated the responsibility for oversight of risk, including climate-related risks, the entire Board is also fully engaged on this issue. The Board is advised of and considers material climate-related risks and opportunities when evaluating new potential investments which are brought to the Board for approval (typically several times per year). Climate matters are also regularly reviewed and quarterly ESG updates are provided by management. The Board also evaluates and informs climate-related risks as described in the Corporation’s disclosure aligned with TCFD and starting in 2025, transitioning to reporting in line with IFRS S2. During 2024, the Board also adopted specific emissions reductions targets for 2030 and beyond and the CESGC and Board will oversee and measure management’s performance in achieving such targets as part of the executive compensation program. Detailed information can be found in the Corporation’s most recent ESG Report available on the Corporation’s website at www.franco-nevada.com.

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STATEMENT ON EXECUTIVE COMPENSATION

Dear Shareholders:

On behalf of the Board, the members of the Compensation and ESG Committee present our 2024 Statement on Executive Compensation.

Franco-Nevada continues to emphasize shareholder alignment as a core philosophy. The compensation program for executives emphasizes long-term and share-based incentives over salaries and cash bonuses with such long-term and share-based incentive compensation comprising a majority of all total direct compensation. All of our NEOs have accumulated meaningful common share ownership over time, demonstrating strong shareholder alignment.

We are also committed to continuous improvement and good governance. We annually review our compensation practices to ensure they align with best practices that are appropriate for our business model. As disclosed in our circular for last year’s annual meeting, the Committee planned on conducting a more comprehensive review of compensation practices during 2024.

We conducted this review over Q1 to Q3 2024 and retained a compensation consultant, Mercer (Canada) Limited (“Mercer”), to assist with this review. Mercer’s engagement included a review of whether changes to the compensation program were advisable to address the impact of unforeseen events such as the unlawful actions taken by the Panamanian State at the end of 2023 in breach of the Canada-Panama Free Trade Agreement resulting in the Cobre Panama mine being put on preservation and safe management. As a result of the review, we determined to make refinements to our compensation program as more particularly described in the following compensation discussion and analysis. The overriding principle behind the refinements to the compensation program is to ensure that executive compensation is driven by creating shareholder value over the long term and that the Committee is not bound by purely formulaic approaches but rather utilizes key metrics in exercising appropriate judgement to determine executive compensation.

Mercer determined that the components of compensation were largely in line with industry practice and only minor refinements were recommended. The CESGC has made adjustments to the compensation program for awards of all elements of incentive compensation effective with the 2024 compensation year and future compensation years as follows:

When exercising its judgement in determining corporate performance, the CESGC will focus on two key objective per share metrics – net asset value growth per share (“NAV Growth per Share”) and relative total shareholder return (“Relative TSR”). These key metrics were determined to be the most critical to driving the Corporation’s continued success;

In determining Relative TSR, the Corporation’s performance index previously comprised of a select group of peers, stock indices and commodity prices. This performance index will be replaced by percentile positioning compared to a broader peer group and a limited group of commodity prices which is more in-line with market practice (the “New Comparator Group”); and

Overall performance for each NEO will be determined based on a 60% weighting for corporate performance and a 40% weighting for individual performance. Previously, corporate and individual performance had an equal weighing. We believe increasing the weighting for corporate performance better aligns compensation awards with results realized by shareholders while still allowing for individual performance to be recognized

The CESGC also made refinements to the compensation program as it relates to vesting of share-based compensation after it has been awarded. NEOs are awarded performance-based RSUs (“PSUs”) which vest on the third anniversary of the award date subject to satisfaction of performance-vesting criteria. The CESGC has determined to implement the following changes to the vesting criteria for PSUs commencing with the PSUs scheduled to vest in 2025:

Performance will be determined relative to the New Comparator Group (measured over a three-year period) instead of the Historical Performance Index (as defined below) and will be based on percentile performance relative to the New Comparator Group rather than absolute performance against the historical performance index;

An overall review by the Board of the executive team’s performance in executing on strategic initiatives and creating shareholder value (the “Strategic Review”) will be included. This additional component ensures that the application of the Performance Factor (as defined below) and value realized by the executive team is not simply a formulaic exercise and instead takes into account all relevant factors;

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A 70% weighting for the New Comparator Group and a 30% weighting for the Strategic Review will be implemented; and
Vesting of the PSUs may range from 0% to 200% of the original grant

We believe these adjustments to the vesting of PSUs will help avoid unintended/outlier results while still ensuring that value will only be realized by the executive team for delivering value to shareholders.

For 2024, we determined that corporate performance outperformed against expectations for the year. In particular, the Corporation made over US$1.3 billion in new investments, a record year for the Corporation. However, this was moderated by the Corporation’s relative share price performance for the year.  We also recognized exceptional performance by a number of the NEOs, all as reported in this Circular. We believe appropriate outcomes aligned with our shareholders were achieved.

With respect to governance matters, we are very pleased to have first-time nominee, Daniel Malchuk, stand for election. Mr. Malchuk will add significant value to our Board, including his perspectives as a Latin American and his wealth of mining experience focused in Latin America where a significant portion of our portfolio is located and where we also expect to source future opportunities.

We are very proud to serve this Corporation and its shareholders. We welcome and encourage your feedback.

Sincerely,

“Derek Evans”, Chair

“Tom Albanese”

“Maureen Jensen”

“Jacques Perron”

36 Franco-Nevada Corporation	TSX / NYSE: FNV

COMPENSATION PROGRAM HIGHLIGHTS AND BEST PRACTICES

✓	Elements of compensation	No guaranteed awards of incentive compensation
Majority of incentive compensation is share-based
Majority of share-based incentive compensation has performance-vesting criteria
Stock option grants, as part of regular annual incentive compensation awards, have been discontinued since 2020
Incentive compensation awards have maximum cap
✓	Updated defined key objective performance metrics	Relative TSR
NAV Growth per Share

✓	New performance review element	Strategic Review
✓	ESG focus	Executive compensation is directly tied to ESG performance, including objective ESG goals
✓	Defined corporate goals for compensation program with specific weightings	Growth and Strategy
Performance
ESG
Manage Risk
Culture
✓	Additional best practices	Share ownership requirements for executives
Clawback arrangements in place
Anti-hedging policy in place
Employment agreements contain double-trigger change of control clauses
CEO compensation lookback provided
✓	Additional alignment with shareholders	PSUs ultimate vesting based on performance against the New Comparator Group and the results of the Strategic Review
Executive team share ownership significantly above requirements of share ownership policy
CEO shareholdings in excess of 11.1 times total direct compensation

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COMPENSATION DISCUSSION & ANALYSIS

Compensation Governance

Composition, Experience and Skills of the Compensation and ESG Committee

Derek Evans, Chair	Tom Albanese(1)	Maureen Jensen	Jacques Perron
Independent	Independent	Independent	Independent
Member since March 11, 2021	Member since May 1, 2024	Member since March 11, 2021	Member since March 15, 2023

Member, Audit Committee, AltaGas Ltd.

Member, Environmental, Health and Safety Committee, AltaGas Ltd.

Previous President, Chief Executive Officer and Director, MEG Energy Corp.

Previous President, CEO and Director, Pengrowth Energy Corporation

Previous President, Chief Executive Officer and Director, Focus Energy Trust

Member, Institute of Corporate Directors

Chair, Nevada Copper Corp.

Previous Chair, Committee of Independent Directors, Nevada Copper Corp.

Previous CEO, Vedanta Resources plc and Vedanta Limited (formerly known as SesaSterlite Ltd.)

Previous Chair, Risk Management Committee, Vedanta Limited

Previous Chief Executive Officer, Rio Tinto plc and Rio Tinto Limited

Previous Chair, Risk Committee, Rio Tinto plc

Chair, Canada’s Ombudsman for Banking Services and Investments

Public Governor, FINRA (United States)

Previous Chair and Chief Executive Officer, Ontario Securities Commission

Previous CEO and Director, Market Regulation Services

Member, Institute of Corporate Directors

Chair, Arizona Metals Corp.

Chair, Human Resources and Compensation Committee, and member, Technical and Corporate Responsibility Committee, Centerra Gold Inc.

Previous Chair, Risk Committee, Centerra Gold Inc.

Previous President and CEO, Pretium Resources Inc.

Previous President, CEO and Director, Thompson Creek Metals Company Inc.

Previous President, CEO and Director, St Andrew Goldfields Ltd.

Note

(1)	Mr. Albanese ceased serving as a member of the ARC and was appointed a member of the CESGC, both effective as of May 1, 2024.

The members of the CESGC each have skills and direct experience as set out in the table above that are relevant to their responsibilities in executive compensation and which enable them to make decisions on the suitability of the Corporation’s compensation policies and practices. All members of the CESGC have provided leadership in business, legal and/or government organizations in their current and/or past roles. In these roles, they have participated in compensation planning sessions, made compensation decisions and participated in compensation discussions with external consultants.

Responsibilities of the Compensation and ESG Committee

The CESGC was established by the Board to assist the Board in fulfilling its responsibilities relating to compensation matters, including the evaluation and approval of the Corporation’s compensation plans, policies and programs. It is the CESGC’s responsibility to ensure that the Corporation develops and maintains a compensation program for its executive officers that will be fair, competitive and consistent with the best interests of the Corporation. The CESGC is also responsible for ensuring compliance of the compensation policies and practices of the Corporation with its enterprise risk management goals.

The CESGC is responsible for reviewing the position description and performance goals and objectives relevant to the compensation of the President & CEO and for evaluating the President & CEO’s performance in light of those goals and objectives. The CESGC recommends to the Board the President & CEO’s compensation based on such evaluation. The CESGC is also responsible for making recommendations to the Board with respect to the compensation of all executive officers and other officers, including incentive compensation plans, equity-based plans (which the CESGC administers), the terms of any employment agreement, severance and change of control arrangements and any special or supplemental benefits. The President & CEO provides the CESGC with recommendations for compensation of executive officers and other officers, supported by relevant factual data and an assessment of appropriate compensation. The CESGC is also responsible for making recommendations concerning the remuneration of directors.

38 Franco-Nevada Corporation	TSX / NYSE: FNV

Compensation Consultants

The CESGC has the authority to retain and receive advice from compensation consultants to carry out its duties.  During the financial year ended December 31, 2024, the CESGC engaged Mercer to assist in the annual review of the Corporation’s executive compensation program. Specifically, Mercer was retained to conduct an incentive design review of the Corporation’s current short-term incentive and long-term incentive plans and provide a summary of peer group and market best practices. As well, Mercer’s engagement included considering the design of the Corporation’s executive compensation program and whether changes were advisable to address the impact of unforeseen events such as Cobre Panama being put on preservation and safe management at the end of 2023 due to the unlawful actions of the Panamanian State. The CESGC did not retain compensation consultants or advisors during the financial year ended December 31, 2023.

The table below shows fees for services rendered by Mercer for the past two years.

	Dec 31, 2024		Dec 31, 2023

Executive Compensation-related Fees	C$	122,492	C$	—

All Other Fees	C$	—	C$	—

Total Fees	C$	122,492	C$	—

Compensation Philosophy and Objectives

The specific objectives of the Corporation’s compensation program for its officers are as follows:

To align the interests of officers with those of the Corporation’s shareholders;
To attract and retain talented officers; and
To link individual compensation to the performance of both the Corporation and the performance of each individual officer

The Corporation’s compensation program is designed to reward officers for:

Creating shareholder value through NAV growth on a per share basis;
Superior corporate performance on a Relative TSR basis against a relevant peer group; and
Exceptional levels of individual performance consistent with, and contributing to the achievement of, the Corporation’s strategic objectives

In order to achieve the above objectives, the key structural features of the Corporation’s compensation program are as follows:

An emphasis on medium-term and long-term share-based incentive compensation over base salaries and cash bonuses;
Incentive compensation comprises a majority of overall compensation;
Long-term, at-risk share-based incentive compensation comprises a majority of incentive compensation;
The value of medium-term and long-term, at-risk share-based compensation is linked directly to the medium and long-term growth of the Corporation’s share price;
The majority of share-based incentive compensation has performance-vesting criteria; and
The vesting of performance-based share compensation will be determined based on long-term Relative TSR and achievement of long-term strategic growth

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Changes Made in 2024 and 2025

2024

The key refinements to the Corporation’s executive compensation program that were adopted by the CESGC following the review by Mercer discussed above are summarized in the table below.

Key Compensation Topic		Prior Practice	Changes for 2025 and Rationale for Changes
✓	PSU Vesting (please refer to pages 45 to 46 of this Circular)

A performance index consisting of select peers, market indices and commodity prices (the “Historical Performance Index”)(1) over a three-year period was used to determine PSU vesting

Vesting could range between 0% to 200% (for grants prior to 2021) and 0% to 150% (for grants made from 2021)

PSU vesting is now determined based on (i) Percentile performance relative to the New Comparator Group over a three-year period utilizing a 70% weighting; and (ii) an overall review of execution on strategic initiatives and effectiveness in growing the Corporation utilizing a 30% weighting

The updated vesting criteria can result in vesting of between 0% and 200% of the original grant

Please refer to “PSU Vesting” from page 45 to 46 of this Circular for more detailed information

✓	Corporate vs individual performance (please refer to pages 47 to 54 of this Circular)	An equal weighting was applied (50/50) between corporate performance and individual performance when determining incentive compensation awards

A greater emphasis has been placed on corporate performance with a 60% weighting and individual performance will receive a 40% weighting

The updated weightings align compensation awards more with results realized by shareholders while still allowing for individual performance to be recognized

✓	Incentive Compensation Awards Evaluation Criteria (please refer to pages 47 to 49 of this Circular)	A number of criteria were considered for each Corporate Goal in determining overall corporate performance The Historical Performance Index was used to evaluate the corporate goal of Performance

The evaluation criteria have been refined/reduced to provide greater focus on the key criteria which are critical to the Corporation’s success

The New Comparator Group (as defined above) has been adopted to evaluate the corporate goal of Performance

Note

(1)	Please refer to “Performance Index” on page 60 of the Corporation’s management information circular dated March 14, 2024, for further detail on the Historical Performance Index.

2025

In addition, the CESGC reviewed the target awards for TSUs and PSUs for the NEOs and determined the following, effective with the 2025 compensation year:

Messrs. Rana and Hong’s target awards of TSUs would be slightly increased from 0.9 times base salary to 1 times base salary;

Messrs. Gray and O’Connell’s target awards of TSUs and PSUs would be increased to the same levels as Messrs. Rana and Hong (1 times base salary for TSUs - previously 0.7 times base salary and 1.1 times base salary for PSUs - previously 1 times base salary) to recognize their growth in their respective roles and to align target awards for the NEOs other than the CEO; and

No changes would be made to target awards for Mr. Brink

The CESGC determined to make the above adjustments in order to continue to provide a competitive compensation package while ensuring that the increase was provided in the form of at-risk share-based compensation.

Benchmarking

The Corporation has considered compensation programs in relevant sectors of the mining and energy industries as well as the compensation programs of its competitors but has not engaged in benchmarking with a specific peer group for purposes of setting levels of compensation.

40 Franco-Nevada Corporation	TSX / NYSE: FNV

Risk Management

The Board is responsible for strategy relating to risk management and the enforcement of an appropriate risk management culture throughout the organization. The Board fulfils these responsibilities through the ARC generally and through the CESGC with respect to compensation and ESG matters. The Board is ultimately responsible for considering the implications of risks associated with the Corporation’s compensation policies and practices. Through the ARC and outside advisors, the Board is advised of potential risks, including those relating to human capital, such as recruitment/retention, redundancy, workload/resources, HR support and succession. Through the CESGC, the Board is involved in the design of compensation policies to meet the specific corporate goals (including ESG) and compensation objectives discussed above and considers the risks relating to such policies. To mitigate inappropriate or excessive risk taking, the Corporation has put practices in place. For example, the Corporation has a variety of compensation components that are designed to provide balance between base salary and medium-term and long-term, at-risk variable compensation. Also, the Corporation’s medium-term and long-term incentive compensation has been designed to address its retention objectives. The CESGC is responsible for ensuring compliance with the compensation policies and practices of the Corporation. The Corporation’s enterprise risk management environment is further described under “Statement of Governance Practices – Ethical Business Conduct – Strategy and Risk Management”. To date, the Board and CESGC have not identified any risks arising from the Corporation’s compensation policies and practices that would be reasonably likely to have a material adverse effect on the Corporation and that all other material risks related to compensation are being appropriately managed.

Named Executive Officers

The “Named Executive Officers” or “NEOs” for purposes of this Circular (being the President & Chief Executive Officer, the Chief Financial Officer and the other three most highly compensated officers of the Corporation) are: (i) Mr. Paul Brink, President & Chief Executive Officer, (ii) Mr. Sandip Rana, Chief Financial Officer, (iii) Mr. Lloyd Hong, Chief Legal Officer & Corporate Secretary, (iv) Mr. Eaun Gray, Senior Vice President, Business Development (subsequently updated to Chief Investment Officer, effective as of March 10, 2025), and (v) Mr. Jason O’Connell, Senior Vice President, Diversified.

Elements of Compensation

The Corporation currently provides a compensation program for officers as illustrated below. The components of the compensation program are base salary and incentive compensation comprised of an annual cash bonus and medium-term and long-term, at-risk, share-based compensation which is further comprised of time-based RSUs (“TSUs”) and performance-based RSUs (“PSUs”). Previously, the Corporation awarded stock options as part of the annual compensation program but discontinued the practice in 2020 and replaced the grant with additional PSUs in order to increase the proportion of overall compensation that would be tied to performance-vesting criteria and the long-term performance of the Corporation. PSUs are subject to performance vesting criteria, which determine a Performance Factor (as defined below) discussed in more detail in this Circular. PSUs constitute the largest component of incentive compensation awards for NEOs and the value ultimately realized by NEOs from the vesting of PSUs is impacted by both share price performance and the Performance Factor such that the vesting of PSUs has the greatest impact on actual compensation realized by the NEOs. These elements of compensation remain unchanged following the Mercer review as it was determined that they provide an appropriate balance of the different components of short-term, medium-term and long-term compensation. There was no pension plan in 2024 and prior years, but the Corporation will be implementing a pension plan in which the Corporation will contribute (including via matching an employee’s contribution to his/her registered savings plan) up to a maximum of C$10,000 per year, effective with the 2025 compensation year. Please see “Pension, Perquisites and Personal Benefits” on page 55 for more details.

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The following charts set out the overall breakdown of total compensation for 2024 between base salary and incentive compensation (assuming incentive compensation is awarded at target). The Corporation places a greater emphasis on medium-term and long-term, at-risk, share-based compensation with such compensation comprising 60% of targeted total compensation for the President & CEO, 57% of targeted total compensation for the Chief Financial Officer and the Chief Legal Officer and 53% for the other Named Executive Officers.

For 2025, the CESGC determined to slightly modify the targeted awards of TSUs and PSUs for the NEOs other than Mr. Brink. Please refer to “Changes Made in 2024 and 2025” on page 40 of this Circular for additional details.

Total Direct Compensation

Each element of compensation is discussed in more detail below.

Base Salary

Base salary is a fixed element of compensation for each officer which is set by the CESGC annually. Base salary is intended to fit into the Corporation’s overall compensation objectives by serving to attract and retain talented officers. The CESGC principally considers the following factors in setting base salaries, including any increases to base salaries:

The level of responsibility related to each officer’s position;
The base salaries paid to equivalent officers at industry peers generally;
The experience of the officer;
The officer’s overall performance versus established goals and objectives; and
The retention risk for each officer

Incentive Compensation

Incentive compensation is a variable element of compensation comprising annual cash bonuses, medium-term and long-term, at-risk, share-based compensation. The process of how incentive compensation awards are determined is further described under “How Incentive Compensation Awards are Determined”.

42 Franco-Nevada Corporation	TSX / NYSE: FNV

Incentive Compensation Principles

The CESGC has adopted the following principles with respect to the award of incentive compensation to Named Executive Officers:

Targets for each element of incentive compensation are set annually as a percentage of base salary;
Awards of incentive compensation are not guaranteed and Named Executive Officers may receive no incentive compensation in any given year;
Awards of each element of incentive compensation are capped at 200% of base salary to mitigate excessive risk taking and to limit potential windfalls;
Targets may be different for Named Executive Officers based on role and experience;
Majority of incentive compensation is share-based; and
Majority of share-based incentive compensation is long-term, performance-based

Elements of Incentive Compensation

Each element of incentive compensation and the associated NEO targeted awards is summarized below.

Award		Target as a Percentage of Base Salary	Form of Award	Vesting Criteria	Timeframe	Overall Percentage of Incentive Compensation (Assuming Awards at Target)	Other Factors
✓	Cash Bonus	100% for CEO 50% for other NEOs	Cash	None. Payable upon award	Short-term (1 year)	25% for CEO 20% for CFO and CLO 23% for other NEOs
✓	TSUs	100% for CEO 90% for CFO and CLO 70% for other NEOs	Share-based compensation	Vesting occurs over three years in equal thirds commencing on the first anniversary of grant	Medium-term (1, 2 and 3 years)	25% for CEO 36% for CFO and CLO 32% for other NEOs

Share-based compensation awards are structured to directly align the interests of executive officers with shareholders and encourage retention as compensation is tied to the Corporation’s annual and long-term performance

✓	PSUs	200% for CEO 110% for CFO and CLO 100% for other NEOs	Share-based compensation

Vesting occurs only at the end of three years with actual vesting ranging from 0% to 200% of the original grant based on (i) Relative TSR over a three-year period and (ii) the Strategic Review of long-term performance. Please see “PSU Vesting” on page 45 of this Circular

					Long-term (at the end of 3 years)	50% for CEO (67% of all share-based compensation) 44% for CFO and CLO (55% of all share-based compensation) 45% for other NEOs (59% of all share-based compensation)

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How Incentive Compensation Awards are Determined

Incentive compensation awards (cash bonus, TSUs and PSUs as described below) are determined through an evaluation of both corporate and each NEO’s personal performance which informs the exercise of discretionary judgement by the CESGC. For 2023, corporate performance was allocated a 50% overall weighting and individual NEO performance was given a 50% overall weighting. Following the review by Mercer, the CESGC determined to use a 60% weighting for corporate performance and a 40% weighting for individual performance for 2024 while retaining the existing cap on awards of each element of incentive compensation at 2 times base salary.

Please refer to “2024 Review – Corporate Performance” from pages 47 to 49 for more detailed information on the 2024 corporate performance review and “2024 Review – Individual Performance and Incentive Compensation Awards” from pages 50 to 54 for more detailed information on the 2024 individual performance reviews.

Relevant information for each component of incentive compensation is summarized below.

Annual Incentive

Cash bonuses constitute the sole short-term incentive compensation payable to NEOs. They are paid in the same year they are awarded. In the event that the corporate performance score and/or individual NEO performance are significantly above or below targeted scores, it has been the practice of the CESGC to adjust cash bonuses to appropriately reflect such exceptional performance or underperformance, respectively.

Medium-Term Incentive

TSUs constitute medium-term incentive compensation payable to NEOs. TSUs vest over a three-year period in equal thirds commencing on the first anniversary of the grant date. Provided the combined corporate performance and individual NEO performance score is within an acceptable range as determined by the CESGC, it has been the practice of the CESGC to award TSUs at targeted levels. While the CESGC has the discretion to award TSUs above or below targeted levels, the Committee is of the view that, as the TSUs vest over a three-year period, the value ultimately realized by NEOs will appropriately take into account the performance of the NEOs over the same period. As such, the CESGC has determined that adjustments to the award of TSUs above or below targeted levels should only be made for exceptional circumstances.

Long-Term Incentive

PSUs constitute long-term incentive compensation payable to NEOs and are the largest component of incentive compensation. PSUs vest at the end of a three-year vesting period subject to the satisfaction of performance vesting criteria described below under “PSU Vesting” and vesting can range between 0% to 200% of the original award. Similar to TSUs, provided the combined corporate performance and individual NEO performance score is within an acceptable range as determined by the CESGC, it has been the practice of the CESGC to award PSUs at targeted levels. The CESGC is of the view that awards of PSUs at targeted levels is appropriate (absent extraordinary circumstances). The ultimate value realized by NEOs is impacted (positively and negatively) by both share price performance and the performance vesting criteria discussed below.

44 Franco-Nevada Corporation	TSX / NYSE: FNV

PSU Vesting

PSUs have been a component of compensation since 2009 and the performance-vesting criteria has evolved over time. In 2021, an approach was adopted whereby the actual number of PSUs that vest after a three-year period are potentially adjusted downwards or upwards based on the application of a performance factor (the “Performance Factor”), which was based on relative performance compared to the Historical Performance Index previously used by the CESGC (please see “Performance Index” on page 60 of the Corporation’s management information circular dated March 14, 2024 for details on the Historical Performance Index). The CESGC determined that, absent extraordinary circumstances, vesting of the PSUs would be adjusted downwards or upwards within a range of 25% underperformance and 25% outperformance against such Historical Performance Index (over a three-year vesting period) with straight-line interpolation between the range.

Over the three years since the Performance Factor was adopted, the application of the Performance Factor resulted in near the maximum number of PSUs vesting in 2021 and 2022 and zero PSUs vesting in 2024. The Performance Factor and actual vesting for the period 2021 to 2024 is set out below for reference.

	PSUs Granted					PSUs Vested

		Number of	Grant				Number of
	Year	PSUs	Date		Performance	Year	PSUs	Value
Name	Granted(1)	Granted	Value		Factor	Vested(1)	Vested	Realized(2)

Paul Brink	2020	8,171	C$	1,400,000	0	2024	0	C$	0
	2019	4,833	C$	625,000	1.968	2022	9,511	C$	1,838,476
	2018	4,901	C$	463,500	1.980	2021	9,704	C$	1,650,068

Sandip Rana	2020	3,852	C$	660,000	0	2024	0	C$	0
	2019	2,320	C$	300,000	1.968	2022	4,566	C$	882,608
	2018	2,995	C$	283,250	1.980	2021	5,930	C$	1,008,337

Lloyd Hong	2020	3,531	C$	605,000	0	2024	0	C$	0
	2019	2,127	C$	275,000	1.968	2022	4,186	C$	809,154
	2018	2,723	C$	257,500	1.980	2021	5,392	C$	916,856

Eaun Gray	2020	1,780	C$	305,000	0	2024	0	C$	0
	2019	1,063	C$	137,500	1.968	2022	2,092	C$	404,384
	2018	1,242	C$	117,500	1.980	2021	2,459	C$	418,128

Jason O’Connell	2020	1,955	C$	335,000	0	2024	0	C$	0
	2019	1,160	C$	150,000	1.968	2022	2,283	C$	441,304
	2018	1,322	C$	125,000	1.980	2021	2,618	C$	445,165

Notes

(1)	The vesting of PSUs granted in 2020 was deferred from 2023 to 2024 to align with the new timing for incentive award grants.
(2)	The value vested was calculated using the closing price of C$170.04 on the TSX on the vesting date of December 13, 2021 (as December 11, 2021 fell on a Saturday) for 2021 and the closing price of C$193.30 on the TSX on the vesting date of December 12, 2022 (as December 11, 2022 fell on a Sunday) for 2022.

While the CESGC had conducted back-testing of the methodology adopted in 2021 and determined that the range of 25% outperformance/underperformance was appropriate based on historical results, the large variation in results that were realized for 2021, 2022 and 2024 indicated to the CESGC that a further review of the vesting conditions was warranted. In particular, the CESGC determined that vesting should not be based solely on a formulaic approach as PSUs constitute the largest component of incentive compensation for NEOs and the value ultimately realized by NEOs from the vesting of PSUs is doubly impacted (both positively and negatively) by share price performance and the Performance Factor. As such, the CESGC determined that additional discretionary judgement was necessary to ensure more appropriate outcomes and, as a result, determined to include a review of execution of long-term strategic initiatives and management’s performance in growing the Corporation and delivering long-term growth to shareholders.

Taking into account the above determination by the CESGC, the CESGC determined to implement the following changes for PSU vesting conditions, commencing with the vesting of PSUs granted in 2021 and vesting in March 2025. The CESGC believes that these changes will result in more appropriate outcomes for the vesting of PSUs:

Relative TSR over a three-year period will be compared against the New Comparator Group (please see page 48 of this Circular for further detail on the New Comparator Group) and the use of the Historical Performance Index will be discontinued. The CESGC believes percentile performance relative to the New Comparator Group is a better comparator for evaluating performance than the Historical Performance Index and is more in-line with market practice. Relative TSR will be given a 70% weighting in the determination of the applicable Performance Factor

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		Relative TSR vs Peer Group	Relative TSR Score
✓	Max	100th percentile	200%
		75th percentile	150%
✓	Target	50th percentile	100%
		25th percentile	50%
		0 percentile	0%

An overall assessment will be conducted via the Strategic Review focused on factors that drive the overall growth of the Corporation, including but not limited to, accretive asset additions, growth in assets, asset performance, the execution of strategic initiatives to grow the Corporation over the long term and management’s effectiveness in delivering long-term growth/value to shareholders. This Strategic Review will be given a 30% weighting in the determination of the applicable Performance Factor

		Strategic Review Score
✓	Max	200%
✓	Target	100%
		0%

Based on

The range of upwards or downwards adjustments for the PSUs on vesting would be based on the combined Relative TSR and Strategic Review results with straight-line interpolation between the levels with a maximum vesting of 2 times the original award. Any upward or downward adjustments to the PSUs will continue to be deducted from the share reserve of the 2018 Share Compensation Plan such that the actual number of PSUs that are vested will be deducted and not just the original grant

For the three-year period from December 31, 2021 to December 31, 2024, the Corporation’s Relative TSR percentile ranking against the New Comparator Group was 20% (70% weighting). The CESGC also determined that the Strategic Review resulted in a score of 115% (30% weighting) resulting in an overall Performance Factor of 62.5% for the NEOs. As such, 62.5% of the PSUs granted to the NEOs in 2021 will vest in late March 2025. This will be reflected in the Value Vested or Earned Table in the Corporation’s management information circular for the 2026 annual meeting.

46 Franco-Nevada Corporation	TSX / NYSE: FNV

2024 Review – Corporate Performance

With respect to corporate performance, the CESGC and Board have set five corporate goals (the “Corporate Goals”), each with their own specific weighting based on their importance to the Corporation’s continued success – Growth and Strategy (45%), Performance (25%), ESG (10%), Manage Risk (10%) and Culture (10%). Each Corporate Goal has specific criteria/metrics against which management’s performance will be evaluated. The Corporate Goals have been chosen to encourage good decision-making over the business cycle as opposed to focusing on results in any one year.

When conducting the annual compensation performance review, the CESGC will determine whether performance against each Corporate Goal has outperformed, performed in line with expectations or underperformed. An overall determination is then made based on the respective weightings.

The overall corporate performance determination will then be considered with each NEO’s individual performance to determine appropriate incentive compensation awards.

Set out below are summaries of each Corporate Goal, the associated evaluation criteria and the CESGC’s conclusions on achievement of each Corporate Goal for 2024.

Growth and Strategy

Successful execution on the Corporation’s strategy and growing the Corporation’s business on a per share basis is critical to the Corporation’s success
Evaluation Criteria
NAV Growth per Share over a three-year period

The NAV of the Corporation’s assets is increased through the addition of new investments to the Corporation’s portfolio and organic growth of existing investments and is decreased by the Corporation’s liabilities and also takes into account depletion and impairment of assets

The NAV Growth per Share metric will be measured over a three-year period in order to maintain a focus on long-term growth and to mitigate excessive risk-taking for short-term growth
2024 Performance – Significant Outperform
Strategic Initiatives
Execution of strategic initiatives for the year and development of future strategic initiatives

Other relevant factors including accretive asset additions, growth in assets and asset performance, all being indicators of management’s effectiveness in creating long-term growth/value for shareholders

2024 Performance – Performance in line with expectations
CESGC Overall Conclusion (45% Weighting)	Significant Outperform

Performance

The Corporation has an absolute focus on the generation/preservation of shareholder value
Evaluation Criteria
Relative TSR (assuming reinvestment of dividends) on a one-year basis compared to the New Comparator Group (as described below)
The Relative TSR metric indicates how management has performed against a relevant peer group of gold companies and relevant commodity prices based on percentile positioning
Relative TSR at the median of the Peer Group Performance will be considered to be on-target performance
2024 Performance – The Corporation’s TSR ranked in the 35th percentile against the Peer Group / Underperform
Absolute TSR (assuming reinvestment of dividends) on a one-year basis
Absolute TSR represents the actual return realized by the Corporation’s shareholders and should be taken into account even if there is relative outperformance or underperformance
2024 Performance – The Corporation’s absolute total shareholder return was 7.4% / Performance in line with expectations
CESGC Overall Conclusion (25% Weighting)	Slight Underperform

TSX / NYSE: FNV	Franco-Nevada Corporation 47

New Comparator Group

As part of the review of compensation practices for 2024, the CESGC determined to replace the Historical Performance Index with the New Comparator Group composed of a broader sample of relevant peers and a limited group of commodity prices. The key factors behind the decision were:

The inclusion of only three peers in the Historical Performance Index was determined to potentially provide inconsistent outcomes of the Historical Performance Index as a whole and, as such, a broader peer group would be more appropriate;

It was determined that comparison on a percentile positioning basis against a larger comparable group would provide more consistent outcomes than absolute comparison to a weighted Historical Performance Index; and

As the Corporation’s revenues are derived from certain commodities which are not represented in the broader peer group, it would be appropriate to include such commodity prices

As a result, the CESGC adopted a New Comparator Group comprised of the following constituents:

Agnico Eagle Mines Limited	Pan American Silver Corp.
Alamos Gold Inc.	Royal Gold Inc.
B2Gold Corp.	Sandstorm Gold Ltd.
Barrick Gold Corporation	Triple Flag Precious Metals Corp.
Eldorado Gold Corporation	Wheaton Precious Metals Corp.
Hecla Mining Company	Platinum/Palladium prices
Kinross Gold Corporation	Iron Ore price (62% CFR China)
Lundin Gold Inc.	WCS oil price
Newmont Corporation	WTI oil price
Osisko Gold Royalties Ltd.	Henry Hub natural gas price

ESG

The management of ESG issues is important to the Corporation’s long-term strategy and success. In evaluating management’s performance, it is important to use both backward and forward-looking evaluation criteria

Evaluation Criteria
ESG Due Diligence
Appropriate ESG due diligence conducted in connection with new investments and material ESG issues that occur subsequent to investment are not reasonably foreseeable through due diligence
2024 Performance – Performance in-line with expectations
ESG Rankings and Other Considerations
ESG rankings inform the CESGC’s evaluation of management’s performance on ESG issues
Progress made against 2030 corporate emissions reduction target
2024 Performance – Outperform
CESGC Overall Conclusion (10% Weighting)	Slight Outperform

48 Franco-Nevada Corporation	TSX / NYSE: FNV

Manage Risk

v
Robust enterprise risk management processes, including effective internal asset audits, are necessary to proactively identify and manage/mitigate key risks
Evaluation Criteria
Risk Management
Effectiveness in management of asset risk, tax risk, enterprise risk, cyber risk and financial controls
2024 Performance – Slight Outperform
CESGC Overall Conclusion (10% Weighting)	Slight Outperform

Culture

Maintenance of the Corporation’s culture of integrity, alignment with shareholders as owners and an entrepreneurial spirit is a key factor in the Corporation’s continued success
Evaluation Criteria
Creativity and Entrepreneurism
Execution of creative business solutions and innovative structures to further grow the Corporation’s portfolio of assets
2024 Performance – Performance in line with expectations
Shareholder Alignment
NEO share ownership measured against the Corporation’s equity ownership requirements
2024 Performance – Slight Outperform
CESGC Overall Conclusion (10% Weighting)	Slight Outperform

Summary of 2024 Corporate Performance

The conclusions of the CESGC on the Corporate Goals are summarized in the table below. Ultimately, the CESGC determined that the Corporate Goals performance was “Outperform”.

Corporate Goal		Weighting	CESGC Conclusion
✓	Growth and Strategy	45%	Significant Outperform
✓	Performance	25%	Slight Underperform
✓	ESG	10%	Slight Outperform
✓	Manage Risk	10%	Slight Outperform
✓	Culture	10%	Slight Outperform
Overall conclusion		100%	Outperform

The CESGC then reviewed the personal performance of each NEO as described in the following section.

TSX / NYSE: FNV	Franco-Nevada Corporation 49

2024 Review – Individual Performance and Incentive Compensation Awards

With respect to individual performance, the President & CEO sets personal objectives for the Named Executive Officers which are specific to the year and their personal development, and which are approved by the CESGC.

When conducting the annual compensation performance review, the CESGC will determine whether each NEO’s performance against his specific personal objectives exceeded target, achieved target or underperformed.

The following section outlines the conclusions of the CESGC of each NEO’s 2024 performance and their determinations of awards of cash bonuses, TSUs and PSUs.

Paul Brink

Paul Brink is President & Chief Executive Officer of Franco-Nevada. Mr. Brink is responsible for, among other things: (i) providing leadership and direction to the Franco-Nevada management team; (ii) fostering a corporate culture that promotes ethical practices and encourages individual integrity; (iii) developing and recommending to the Board a long-term strategy and vision; and (iv) having overall responsibility for the achievement of Franco-Nevada’s financial and operating goals and objectives. For a brief biographical description for Mr. Brink, please see “Director Information – Nominee Information” above.

President & CEO	Securities Held
Age: 57			At-risk value of
common shares and RSUs(1)
Aggregate of: (i) C$55,232,531
(248,080 common shares);
			(ii) C$6,498,639		At-risk value of
	Common		(29,189 PSUs); and		common shares,
	shares	RSUs	(iii) C$2,276,271	Options	RSUs and options(2)
	248,080	39,413	(10,224 TSUs)	149,863	C$83,892,563

CESGC Conclusions

The CESGC determined that Mr. Brink’s performance for 2024 exceeded the target performance set for him due to his outstanding leadership, including leading growth initiatives for the Corporation and the Corporation’s response to the events at Cobre Panama. The CESGC determined to award Mr. Brink an above-target cash bonus of C$1,256,000. TSUs and PSUs were awarded at target. For 2025, Mr. Brink’s base salary was adjusted by 4.8% to C$975,000.

Incentive Compensation Awarded	Target Value		Value Awarded
Cash Bonus	C$	930,000	C$	1,256,000
TSUs Granted (to be granted in March 2025)	C$	930,000	C$	930,000
PSUs Granted (to be granted in March 2025)	C$	1,860,000	C$	1,860,000
Total	C$	3,720,000	C$	4,046,000

The adjacent graph sets out Mr. Brink’s: (i) targeted compensation for the past five years, (ii) the actual compensation awarded (based on the amounts reported in the Summary Compensation Tables in the Corporation’s management information circulars for the relevant years), (iii) the compensation realized based on the market value of vested TSUs and PSUs as at the date of vesting, and (iv) the amounts which may be realized in the future in respect of each relevant year (based on the market value of  unvested TSUs and PSUs (based on original grant numbers) as at December 31, 2024).

50 Franco-Nevada Corporation	TSX / NYSE: FNV

Sandip Rana

Sandip Rana, Chief Financial Officer, joined Franco-Nevada in April 2010. He previously served in treasurer and controller roles at old Franco-Nevada until 2002 and then acted as an international controller for Newmont. From 2003 to April 2010, Mr. Rana held financial roles at Four Seasons Hotels Limited where he last served as Vice-President Corporate Finance. Mr. Rana holds a Bachelor of Business Administration degree from the Schulich School of Business and is a Chartered Professional Accountant, CA. In February 2019, Mr. Rana was recognized as a Top Gun CFO by Brendan Wood International.

Chief Financial Officer	Securities Held
Age: 52			At-risk value of
common shares and RSUs(1)
Aggregate of: (i) C$11,713,758
(52,613 common shares);
			(ii) C$2,727,340		At-risk value of
	Common		(12,250 PSUs); and		common shares,
	shares	RSUs	(iii) C$1,523,971	Options	RSUs and options(2)
	52,613	19,095	(6,845 TSUs)	101,032	C$30,139,797

CESGC Conclusions

The CESGC determined that Mr. Rana’s performance for 2024 exceeded the target performance set for him due to his execution on tax and financial structuring on investments completed during the year and his expanded investor relations efforts. The CESGC determined to award Mr. Rana an above-target cash bonus of C$571,000. TSUs and PSUs were awarded at target. For 2025, Mr. Rana’s base salary was adjusted by an inflation factor of 2% to C$694,000 and his target award for TSUs was increased from 0.9 times base salary to 1 times base salary.

Incentive Compensation Awarded	Target Value		Value Awarded
Cash Bonus	C$	340,000	C$	571,000
TSUs Granted (to be granted in March 2025)	C$	612,000	C$	612,000
PSUs Granted (to be granted in March 2025)	C$	748,000	C$	748,000
Total	C$	1,700,000	C$	1,931,000

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Lloyd Hong

Lloyd Hong, Chief Legal Officer & Corporate Secretary, joined Franco-Nevada in December 2012. He previously was the Senior Vice‐President, Legal Counsel and Assistant Secretary of Uranium One Inc. Prior to that, he was a partner with the Canadian law firm of Davis LLP (now DLA Piper (Canada) LLP) with a practice focused on corporate finance and mergers and acquisitions. Mr. Hong holds a Bachelor of Commerce degree from the University of Alberta and a Bachelor of Laws degree from Queen’s University. Mr. Hong is a member of The Law Society of Ontario and The Law Society of British Columbia (non-practising).

Chief Legal Officer &	Securities Held
Corporate Secretary			At-risk value of
Age: 52			common shares and RSUs(1)
Aggregate of: (i) C$3,378,562
(15,175 common shares);
			(ii) C$2,481,768		At-risk value of
	Common		(11,147 PSUs); and		common shares,
	shares	RSUs	(iii) C$1,386,602	Options	RSUs and options(2)
	15,175	17,375	(6,228 TSUs)	27,915	C$10,436,419

CESGC Conclusions

The CESGC determined that Mr. Hong’s performance for 2024 exceeded the target performance set for him due to his execution on legal negotiations for investments completed during the year and for leading the arbitration claim against the Government of Panama in respect of Cobre Panama. The CESGC determined to award Mr. Hong an above-target cash bonus of C$638,000. TSUs and PSUs were awarded at target. For 2025, Mr. Hong’s base salary was adjusted by an inflation factor of 2% to C$632,000 and his target award for TSUs was increased from 0.9 times base salary to 1 times base salary.

Incentive Compensation Awarded	Target Value		Value Awarded
Cash Bonus	C$	310,000	C$	638,000
TSUs Granted (to be granted in March 2025)	C$	558,000	C$	558,000
PSUs Granted (to be granted in March 2025)	C$	682,000	C$	682,000
Total	C$	1,550,000	C$	1,878,000

52 Franco-Nevada Corporation	TSX / NYSE: FNV

Eaun Gray

Eaun Gray, Chief Investment Officer, heads Franco-Nevada’s mining business development group. Mr. Gray was previously a Vice President at Rothschild & Co where he advised on mergers and acquisitions and debt and stream transactions. Prior to that, Mr. Gray worked for CIBC in investment and corporate banking. Mr. Gray completed a Master of Business Administration degree at the Tuck School at Dartmouth College (Edward Tuck Scholar), is a CFA Charterholder and received a Bachelor of Commerce from Queen’s University (First Class Honours).

Chief Investment Officer	Securities Held
Age: 42			At-risk value of
common shares and RSUs(1)
Aggregate of: (i) C$1,749,950
(7,860 common shares);
			(ii) C$1,561,374		At-risk value of
	Common		(7,013 PSUs); and		common shares,
	shares	RSUs	(iii) C$670,814	Options	RSUs and options(2)
	7,860	10,026	(3,013 TSUs)	28,401	C$7,344,388

CESGC Conclusions

The CESGC determined that Mr. Gray had an exceptional performance year in 2024, leading the business development team on the execution of over US$1.3 billion in new investments, a record year for the Corporation. The CESGC determined to award Mr. Gray an above-target cash bonus of C$775,000. TSUs and PSUs were awarded at target. For 2025, Mr. Gray’s base salary was adjusted by 16% to C$585,000 to recognize his progression and greater leadership within the Corporation and his title, effective March 10, 2025, was changed from Senior Vice President, Business Development to Chief Investment Officer. His target awards for TSUs and PSUs were also increased to be in-line with Messrs. Rana and Hong (1 times base salary for TSUs vs 0.7 times previously and 1.1 times base salary for PSUs vs 1 times previously).

Incentive Compensation Awarded	Target Value		Value Awarded
Cash Bonus	C$	252,500	C$	775,000
TSUs Granted (to be granted in March 2025)	C$	353,500	C$	353,500
PSUs Granted (to be granted in March 2025)	C$	505,000	C$	505,000
Total	C$	1,111,000	C$	1,633,500

TSX / NYSE: FNV	Franco-Nevada Corporation 53

Jason O’Connell

Jason O’Connell, Senior Vice President, Diversified, has been with Franco-Nevada since 2008. His role includes leading business development activities for diversified mining and energy opportunities and managing the Corporation’s Energy portfolio. Mr. O’Connell led the growth of the Corporation’s U.S. Energy portfolio and, prior to that, held roles in the business development group and managed investor relations. Prior to joining Franco-Nevada, he worked in mining equity research with the Bank of Montreal. Mr. O’Connell holds a Master of Business Administration degree from Dalhousie University and Bachelor of Science degree with honours in Geology from Acadia University.

Senior Vice President,	Securities Held
Diversified			At-risk value of
Age: 46			common shares and RSUs(1)
Aggregate of: (i) C$2,570,379
(11,545 common shares);
			(ii) C$1,507,495		At-risk value of
	Common		(6,771 PSUs); and		common shares,
	shares	RSUs	(iii) C$637,196	Options	RSUs and options(2)
	11,545	9,633	(2,862 TSUs)	9,744	C$5,770,867

CESGC Conclusions

The CESGC determined that Mr. O’Connell’s performance for 2024 was in-line with target. The CESGC determined to award Mr. O’Connell an above-target cash bonus of C$245,000. TSUs and PSUs were awarded at target. For 2025, Mr. O’Connell’s base salary was adjusted by an inflation factor of 2% to C$459,000. His target awards for TSUs and PSUs were also increased to be in-line with Messrs. Rana and Hong (1 times base salary for TSUs vs 0.7 times previously and 1.1 times base salary for PSUs vs 1 times previously).

Incentive Compensation Awarded	Target Value		Value Awarded
Cash Bonus	C$	225,000	C$	245,000
TSUs Granted (to be granted in March 2025)	C$	315,000	C$	315,000
PSUs Granted (to be granted in March 2025)	C$	450,000	C$	450,000
Total	C$	990,000	C$	1,010,000

Notes

(1)	Calculated as of March 20, 2025, using the closing price of the common shares on the TSX of C$222.64 per share.
(2)	Calculated as of March 20, 2025, using the closing price of the common shares on the TSX of C$222.64 per share, less the applicable exercise price for options.

54 Franco-Nevada Corporation	TSX / NYSE: FNV

Other

Adjustment of Incentive Awards Timing

During 2023, the CESGC reviewed the timing of the award of incentive compensation. The Corporation’s practice had been to award incentive compensation in December of the year to which such compensation related (i.e. incentive compensation awards for the 2022 fiscal year were awarded in December 2022). As a matter of best practices and in order to further align the NEOs with shareholder interests, the CESGC determined to adjust the timing of awards of incentive compensation to March of the year following the compensation year. This would allow the CESGC to have the benefit of full-year financial results and the full calendar year share performance when making compensation decisions. This adjustment in timing was effective with the 2023 compensation year. As a result, starting with the 2023 compensation year, awards granted in March of the year following the compensation year are reported in the Summary Compensation table for such compensation year as they relate to such compensation year (e.g. award granted in March 2025 will be reported in this year’s summary compensation table as they relate to the 2024 compensation year).

As well, the NEOs agreed to defer the vesting of all outstanding RSU awards from December to March of each applicable year to align with the new compensation practice. The updated vesting schedule will ensure that vesting of RSUs will be based on the Corporation’s share price after full-year financial results of the Corporation for the prior year have been released.

Pension, Perquisites and Personal Benefits

The Corporation had no pension plan, deferred compensation plan or other programs related to retirement funding during 2024 and prior years. For 2025, the Corporation will be implementing a pension plan for Canadian employees under which the Corporation will contribute up to 5% of an employee’s base salary and provide 50% matching to an employee’s contributions for a total contribution of up to 9% of base salary but subject to an overall contribution cap by the Corporation of C$10,000 per year.

The Corporation provides health and insurance benefits, as well as a wellness allowance and parking or public transit reimbursement to all its employees including its Named Executive Officers. No additional benefits are provided to the Named Executive Officers. Given the relatively nominal nature of these perquisites and benefits, they do not affect decisions about other elements of compensation.

Termination and Change of Control Benefits

Messrs. Brink, Rana, Hong, Gray and O’Connell have termination and double-trigger change of control provisions in their respective employment agreements. See “Discussion of Summary Compensation Table – Employment Agreements”, “Termination Benefits” and “Change of Control Benefits” in this section below. The CESGC took into account market standards for termination and change of control benefits when determining the events that trigger payment under these arrangements.

Other Compensation-Related Matters

Financial Instruments: The Corporation’s Policy Concerning Confidentiality, Fair Disclosure and Trading in Securities requires pre-approval for trades by insiders. The policy also strictly prohibits the entering into of any “equity monetization” transactions or purchases of financial instruments that are designed to hedge or offset a decrease in market value of equity securities.

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Anticipated Changes to Compensation Policies and Practices

The Corporation does not intend to make any significant changes to its compensation policies and practices for fiscal 2025 other than as disclosed in this Circular.

Performance Graph

The graph below compares the cumulative total return over the five years ended December 31, 2024 of the common shares of the Corporation with the cumulative total return of the S&P/TSX Global Gold Index and the S&P/TSX Composite Index assuming a C$100 investment was made on December 31, 2019 and that all dividends had been reinvested.

Over the five-year period ended December 31, 2024, an investment in the Corporation has resulted in a compound annual return on the investment of 5.7% (assuming reinvestment of dividends). Over the same five-year period, the trend of executive compensation has been relatively stable. Total Named Executive Officer compensation is set out in the chart above illustrating the total amount of compensation awarded to the Named Executive Officers as reported in the Summary Compensation Table of the Corporation’s management information circular for each relevant year.

56 Franco-Nevada Corporation	TSX / NYSE: FNV

Summary Compensation Table

The following table (presented in accordance with Form 51-102F6) sets forth all direct and indirect compensation for, or in connection with, services provided to the Corporation and its subsidiaries for the financial years ended December 31, 2024, 2023 and 2022 in respect of the Named Executive Officers. The table is presented in C$ as the Corporation pays its Named Executive Officers in Canadian dollars.

Summary Compensation Table (in C$)

					Non-equity Incentive
					Plan Compensation

					Annual	Long-term
Name and			Share-based	Option-based	incentive	incentive	All other	Total
principal position	Year	Salary(1)	awards(2)	awards	plans(3)	plans	compensation(4)	compensation

Paul Brink	2024	$930,000	$2,790,000	$—	$1,256,000	$—	$17,612	$4,993,612
President & Chief	2023	$900,000	$2,700,000	$—	$675,000	$—	$16,635	$4,291,635
Executive Officer	2022	$900,000	$2,700,000	$—	$900,000	$—	$921,449	$5,421,449

Sandip Rana	2024	$680,000	$1,360,000	$—	$571,000	$—	$19,223	$2,630,223
Chief Financial	2023	$660,000	$1,320,000	$—	$248,000	$—	$17,977	$2,245,977
Officer	2022	$639,600	$1,279,200	$—	$319,800	$—	$447,457	$2,686,057

Lloyd Hong	2024	$620,000	$1,240,000	$—	$638,000	$—	$18,730	$2,516,730
Chief Legal Officer &	2023	$600,000	$1,200,000	$—	$255,000	$—	$20,087	$2,075,087
Corporate Secretary	2022	$582,400	$1,164,800	$—	$291,200	$—	$415,885	$2,454,285

Eaun Gray(5)	2024	$505,000	$858,500	$—	$775,000	$—	$20,641	$2,159,141
Senior Vice President,	2023	$440,000	$748,000	$—	$215,000	$—	$18,701	$1,421,701
Business Development	2022	$410,000	$615,000	$—	$405,000	$—	$217,607	$1,647,607

Jason O’Connell	2024	$450,000	$765,000	$—	$245,000	$—	$20,736	$1,480,736
Senior Vice President,	2023	$410,000	$697,000	$—	$184,000	$—	$17,014	$1,308,014
Diversified	2022	$400,000	$600,000	$—	$200,000	$—	$235,662	$1,435,662

Notes

(1)	Salary and other cash compensation awarded to, earned by, paid to, or payable to the Named Executive Officers was payable in Canadian dollars.
(2)	Represents TSUs and PSUs. TSUs vest annually in equal thirds commencing on the first anniversary of the grant date. PSUs vest on the third anniversary of the grant date (subject to certain performance vesting criteria as described in “PSU Vesting” from page 45 to 46 of this Circular). The value of the share-based awards was calculated using the 5-day weighted average price on the TSX prior to the grant date (the “Grant Date Price”) and assuming pay-out of PSUs at target. The relevant grant dates and Grant Date Prices in Canadian dollars are as follows:

Grant date	Grant Date Price

To be granted on March 25, 2025	C$	TBD

March 25, 2024 (Vesting on March 25, 2025, 2026 and 2027)	C$	157.18

December 11, 2022 (Now vesting on March 25, 2025 and 2026)	C$	194.65

(3)	Represents cash bonuses.
(4)	Includes all perquisites, including health and insurance benefits in all cases, up to C$2,600 per year for fitness and/or other wellness expenses and parking/public transportation costs as follows: Mr. Brink ($17,612), Mr. Rana ($19,223), Mr. Hong ($18,730), Mr. Gray ($20,641) and Mr. O’Connell ($20,736). Also includes additional fully-vested PSUs awarded to Messrs. Brink, Rana, Hong, Gray and O’Connell in 2022 pursuant to the Performance Factor in respect of their PSUs granted in 2019 (please refer to page 45 of this Circular). The values of the additional PSUs were calculated using the closing price of C$193.30 on the TSX on December 12, 2022 (as December 11, 2022 fell on a Sunday). The Performance Factor was adopted in 2020 with effect on all outstanding PSU grants. While the Performance Factor represents value realized rather than awarded, the Performance Factor was not a disclosed feature for the 2019 grant in the management information circular for such year. As such, the Corporation is reporting the application of the Performance Factor in “All Other Compensation” above.
(5)	Effective March 10, 2025, Mr. Gray’s title was changed to Chief Investment Officer.

Discussion of Summary Compensation Table

Additional factors necessary to understand the information disclosed in the Summary Compensation Table above include the terms of each executive officer’s employment agreement and executive officers’ equity investment requirements.

Employment Agreements

Each of Messrs. Brink, Rana, Hong, Gray and O’Connell has entered into an employment agreement with the Corporation which provides for a base salary, subject to an annual review by the CESGC, which may recommend to the Board increases to such base salary. Each such executive officer is also entitled to receive incentive compensation as described above (see “Elements of Compensation”). Each such executive officer is also eligible to participate in the 2018 Share Compensation Plan and is required to hold an amount of securities in accordance with the Corporation’s Equity Ownership Policy for Executives. Mr. Brink has additionally agreed to hold for one year following his departure from the Corporation the securities he has received from the Corporation in the then most recent three-year period under the Corporation’s equity incentive compensation plans.

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For information as to the termination provisions and termination and change of control benefits provided in the above employment agreements, including changes to certain of the executive officers’ employment agreements, see “Termination and Change of Control Benefits” in this section below.

Clawback

The Named Executive Officers have each agreed to a clawback of their incentive compensation if (i) the Corporation’s financial statements are required to be restated due to the fraudulent behaviour or other intentional misconduct of such executive officers or (ii) they are found to have engaged in intentional, egregious misconduct whether or not the Corporation’s financial statements are required to be restated. In each case they have agreed to reimburse the Corporation for, or forfeit, as applicable, any entitlement to any bonus or other incentive-based or equity-based compensation received by them during the 12-month period following the issuance/filing of the financial statements required to be restated or during the 12-month period prior to when the Corporation becomes aware of the misconduct, as applicable.

In November 2023, the Corporation also adopted a clawback policy which is compliant with new SEC requirements and which provides for the Corporation to take steps to recover compensation in certain circumstances. The clawback policy is consistent with the individual clawback agreements already entered into by all of the NEOs. A copy of the clawback policy can be accessed with the Corporation’s most recent annual report filed on Form 40-F filed with the SEC on www.sec.gov.

Executives’ Equity Investment Requirements

With a view to aligning the interests of executive officers with those of the Corporation’s shareholders, each executive officer of the Corporation is required to hold a minimum equity investment in the Corporation equivalent in value to a multiple of such executive officer’s then current base salary as set out in the table below, depending on such executive officer’s level of responsibility. The requirement is to be satisfied in the form of common shares and RSUs of the Corporation. Each executive officer has a period of three years from the date on which he commenced employment with the Corporation as an executive officer to satisfy the minimum equity investment requirement. During 2023, the minimum holding requirements for executives were increased to further align executives with shareholders. The CEO’s minimum holding requirement was increased from 3 times base salary to 5 times base salary and other executives’ minimum holding requirements were increased from 2 times base salary to 3 times base salary.

Under the Equity Ownership Policy for Executive Officers, if an executive officer has not achieved the minimum equity investment at the time of any options being exercised by the executive officer, he shall be required to continue to hold at least 50% or such lesser number of the common shares issuable upon the exercise of such options as required to achieve the minimum equity ownership requirements and if an executive officer has not achieved the minimum equity investment at the time of any RSUs vesting, the executive officer will be required to continue to hold at least 50% or such lesser number of the common shares issuable upon the RSUs vesting required to achieve the minimum equity ownership requirements.

For the purpose of determining the value of the equity investment of an executive officer at any time, the value of common shares and RSUs held by such executive officer will be based on the current market value of the common shares held and of the RSUs. The following table summarizes the equity investment in the Corporation of each executive officer as at March 20, 2025 (including ownership requirements for 2025 and onwards).

The CESGC is aware of governance recommendations with respect to executive equity ownership which recommend that equity ownership requirements be based off total direct compensation (rather than base salary) and determined based on common share ownership only. The NEOs have all built up meaningful common share ownership as detailed in the table below. At this stage, the CESGC does not believe that more prescriptive share ownership policies are necessary given the track record of the NEOs. For information purposes, common share ownership of each NEO as a multiple of their latest total direct compensation is also provided in the table below.

58 Franco-Nevada Corporation	TSX / NYSE: FNV

Equity Investment Summary(1)

									Value of						Common Share
			Equity Ownership		Equity Ownership		Net Changes in		Equity Investment at						Ownership at
			as at March 20, 2025		as at March 14, 2024		Equity Ownership		March 20, 2025(3)(4)						March 20, 2025

													Additional		Multiple of
	Ownership		Common		Common		Common		Common				required		total direct
Name	Requirement(2)(3)		shares	RSUs(3)	shares	RSUs(3)	shares	RSUs	shares		RSUs		investment		compensation

Paul Brink	5 times		248,080	39,413	232,215	34,724	15,865	4,689	C$	55,232,531	C$	8,774,910	C$	—	11.1 times
	base salary/
	C$	4,875,000

Sandip Rana	3 times		52,613	19,095	51,180	17,682	1,433	1,413	C$	11,713,758	C$	4,251,311	C$	—	4.5 times
	base salary/
	C$	2,082,000

Lloyd Hong	3 times		15,175	17,375	14,357	16,130	818	1,245	C$	3,378,562	C$	3,868,370	C$	—	1.4 times
	base salary/
	C$	1,896,000

Eaun Gray	3 times		7,860	10,026	7,190	8,047	670	1,979	C$	1,749,950	C$	2,232,189	C$	—	0.8 times
	base salary/
	C$	1,755,000

Jason O'Connell	3 times		11,545	9,633	11,075	8,174	470	1,459	C$	2,570,379	C$	2,144,691	C$	—	1.8 times
	base salary/
	C$	1,377,000

Notes

(1)	Due to the change in timing for the award of incentive compensation and vesting of outstanding RSUs (please see “Adjustment of Incentive Awards Timing” on page 55), the above table does not reflect the vesting of TSUs scheduled to vest on March 25, 2025 or the grant of RSUs reported in the Summary Compensation Table.
(2)	2025 base salaries have been set as follows: C$975,000 for Mr. Brink; C$694,000 for Mr. Rana; C$632,000 for Mr. Hong; C$585,000 for Mr. Gray and C$459,000 for Mr. O’Connell.
(3)	Consists of TSUs and PSUs based on original grant numbers.
(4)	The closing price of the common shares on the TSX on March 20, 2025 was C$222.64 per share.

Other Information

There were no repricings during the financial year ended December 31, 2024. During the financial year ended December 31, 2023, minor housekeeping amendments not requiring shareholder approval were made to the 2018 Share Compensation Plan to clarify the tax treatment of RSUs. Please refer to pages 65 to 68 of this Circular for a summary of the 2018 Share Compensation Plan.

The share-based awards reported in the Summary Compensation Table on page 57 are for RSUs awarded pursuant to the 2018 Share Compensation Plan. In 2020, the CESGC eliminated the grant of stock options to Named Executive Officers as part of the annual compensation program and increased the target grants for PSUs such that more than 50% of share-based compensation was subject to performance-based vesting criteria. During 2022, an aggregate of 43,802 RSUs were awarded to the Named Executive Officers, being (i) 20,313 PSUs which will vest on March 25, 2026, upon satisfaction of certain performance criteria, (ii) 12,354 TSUs which vest annually in equal thirds, with one-third having vested on March 25, 2024 and the remaining two-thirds vesting on March 25, 2025 and March 25, 2026, and (iii) 11,135 PSUs, which vested immediately, based on the application of the Performance Factor to the PSUs granted in 2019. For 2023, the number of PSUs and TSUs was determined and granted on March 25, 2024. As such, during 2024, an aggregate of 42,404 RSUs were awarded to the Named Executive Officers, being 25,677 PSUs which will vest on March 25, 2027, upon the satisfaction of certain performance criteria, and 16,727 TSUs which vest annually in equal thirds on March 25, 2025, March 25, 2026 and March 25, 2027. In addition, 19,289 PSUs were forfeited in 2024 based on the application of the Performance Factor to the PSUs granted in 2020 resulting in zero vesting. For the 2024 compensation year, the dollar values of the PSUs and TSUs are reported in the Summary Compensation Table. The actual number of PSUs and TSUs will be determined and granted on March 25, 2025. Such RSUs will vest, in the case of PSUs on March 25, 2028, subject to the satisfaction of the performance vesting criteria and, in the case of the TSUs, in equal thirds commencing on the first anniversary of the award date (being March 25, 2026).

There were no awards of stock options to Named Executive Officers in 2022, 2023 and 2024 as the practice of granting stock options to management as part of the annual compensation program was discontinued starting in 2020. Stock options may be granted in connection with new hires or internal promotions. Stock options may also be granted on a periodic basis as determined appropriate by the CESGC. During 2024, a total of 45,396 options were granted by the Corporation in connection with internal promotions and one-time grants to junior staff and the total option grant rate in 2024 as a percentage

TSX / NYSE: FNV	Franco-Nevada Corporation 59

of the number of common shares outstanding as at December 31, 2024 was approximately 0.02%. The total cost of Named Executive Officer compensation in 2024 as a percentage of Adjusted EBITDA(1) was approximately 1.1%.

Note

(1)	Adjusted EBITDA is a Non-GAAP Financial Measure. Please see “Schedule “B” Non-GAAP Financial Measures” on page 73 of this Circular for a reconciliation to the most comparable GAAP financial measure.

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

The following table (presented in accordance with Form 51-102F6) sets forth for each Named Executive Officer all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

	Option-based Awards						Share-based Awards

	Number of						Number of	Market or		Market or payout
	securities				Value of		shares or units	payout value of		value of vested
	underlying	Option		Option	unexercised		of shares	share-based		share-based
	unexercised	exercise		expiration	in-the-money		that have	awards that		awards not paid
Name	options(1)	price		date	options(2)		not vested(3)	have not vested		out or distributed

Paul Brink	14,251	C$	65.76	Dec. 11, 2025	C$	1,470,133	1,415	C$	239,022	C$	—
	45,914	C$	75.45	Dec. 11, 2026	C$	4,291,582	8,490	C$	1,434,131
	9,901	C$	100.10	Dec. 11, 2027	C$	681,387	3,083	C$	520,780
	39,777	C$	88.76	Aug. 20, 2028	C$	3,188,524	9,247	C$	1,562,003
	17,786	C$	94.57	Dec. 11, 2028	C$	1,322,389	5,726	C$	967,236
	22,234	C$	129.32	Dec. 11, 2029	C$	880,466	11,452	C$	1,934,472

Sandip Rana	11,675	C$	59.52	Mar. 25, 2025	C$	1,277,245	1,095	C$	184,967	C$	—
	12,826	C$	65.76	Dec. 11, 2025	C$	1,323,130	4,017	C$	678,552
	45,914	C$	75.45	Dec. 11, 2026	C$	4,291,582	1,971	C$	332,941
	9,076	C$	100.10	Dec. 11, 2027	C$	624,610	3,614	C$	610,477
	10,869	C$	94.57	Dec. 11, 2028	C$	808,110	3,779	C$	638,349
	10,672	C$	129.32	Dec. 11, 2029	C$	422,611	4,619	C$	780,241

Lloyd Hong	8,251	C$	100.10	Dec. 11, 2027	C$	567,834	997	C$	168,413	C$	—
	9,881	C$	94.57	Dec. 11, 2028	C$	734,652	3,657	C$	617,740
	9,783	C$	129.32	Dec. 11, 2029	C$	387,407	1,795	C$	303,211
							3,291	C$	555,916
							3,436	C$	580,409
							4,199	C$	709,295

Eaun Gray	19,000	C$	100.10	Dec. 11, 2027	C$	1,307,580	351	C$	59,291	C$	—
	4,509	C$	94.57	Dec. 11, 2028	C$	335,244	2,108	C$	356,083
	4,892	C$	129.32	Dec. 11, 2029	C$	193,723	702	C$	118,582
							2,106	C$	355,746
							1,960	C$	331,083
							2,799	C$	472,807

Jason O’Connell	1,210	C$	100.10	Dec. 11, 2027	C$	83,272	351	C$	59,291	C$	—
	3,198	C$	94.57	Dec. 11, 2028	C$	237,771	2,108	C$	356,083
	5,336	C$	129.32	Dec. 11, 2029	C$	211,306	685	C$	115,710
							2,055	C$	347,131
							1,826	C$	308,448
							2,608	C$	440,543

Notes

(1)	Options vest over a three-year period in equal thirds commencing on the first anniversary of the grant date and have a 10-year term. Grant dates coincide with the date 10 years prior to the option expiration date. Mr. Rana’s options which are indicated as expiring on March 25, 2025 were originally scheduled to expire on December 11, 2024. The expiry date of these options was automatically extended pursuant to the terms of the 2018 Share Compensation Plan as the Corporation was in a special blackout. The expected new expiration date is set out in the table above.
(2)	The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 31, 2024, which was C$168.92 per share, less the exercise price of the options.
(3)	Represents TSUs and PSUs. RSUs (ordered as TSUs followed by PSUs) are listed in chronological order by grant date of December 11, 2021, December 11, 2022 and March 25, 2024, respectively. TSUs vest annually in equal thirds and the figures listed represent the one-third (December 11, 2021 original grant), two-thirds (December 11, 2022 grant) and full grant (March 25, 2024 grant), respectively, of the original grant of RSUs that remain unvested. PSUs vest on the third anniversary of the award date and are subject to PSU vesting as described in “PSU Vesting”. The vesting date of outstanding RSUs has been deferred to March of the following year for each applicable year to align with the new timing for incentive award grants.
(4)	The market or payout value was calculated using the closing price of the common shares on the TSX on December 31, 2024, which was C$168.92 per share.

60 Franco-Nevada Corporation	TSX / NYSE: FNV

Incentive Plan Awards – Value Vested or Earned During the Year

The following table (presented in accordance with Form 51-102F6) sets forth details of the value vested or earned during the most recently completed financial year for each incentive plan award.

					Non-equity incentive
	Option-based Awards		Share-based Awards		plan compensation
	value vested		value vested		value earned
Name	during the year		during the year(1)		during the year(2)

Paul Brink	C$	—	C$	673,306	C$	1,256,000

Sandip Rana	C$	—	C$	488,529	C$	571,000

Lloyd Hong	C$	—	C$	445,804	C$	638,000

Eaun Gray	C$	—	C$	155,930	C$	775,000

Jason O’Connell	C$	—	C$	159,049	C$	245,000

Notes

(1)	The vesting date of outstanding RSUs has been deferred to March of the following year for each applicable year to align with the new timing for incentive award grants. As such, the above table reflects zero vesting for PSUs which occurred during 2024 and was disclosed in the Corporation’s management information circular dated March 14, 2024.
(2)	Represents annual cash bonuses for 2024.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of the exercise of options during the most recently completed financial year by each Named Executive Officer and the financial year-end value of unexercised options on an aggregated basis.

	Securities	Aggregate		Unexercised options at			Value of unexercised in-the-money
	acquired on	value		financial year-end			options at financial year-end(2)
Name	exercise	realized(1)		exercisable/unexercisable			exercisable/unexercisable

Paul Brink	30,383	C$	3,490,635	149,863	/	—	C$	11,834,481	/	C$	—

Sandip Rana	10,749	C$	1,283,642	101,032	/	—	C$	8,747,288	/	C$	—

Lloyd Hong	—	C$	—	27,915	/	—	C$	1,689,893	/	C$	—

Eaun Gray	—	C$	—	28,401	/	—	C$	1,836,547	/	C$	—

Jason O’Connell	—	C$	—	9,744	/	—	C$	532,349	/	C$	—

Notes

(1)	The aggregate value realized was calculated using the sale price of the common shares realized by each Named Executive Officer following the exercise of options by each Named Executive Officer, less the exercise price of the options.
(2)	The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 31, 2024, which was C$168.92 per share, less the exercise price of the options.

Discussion of Incentive Plan Awards

The significant terms of all plan-based awards, including non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at year end, are set out above in “Compensation Discussion & Analysis” and below under “Other Information – 2018 Share Compensation Plan Summary”. An aggregate of 41,132 stock options held by two Named Executive Officers were exercised during the financial year ended December 31, 2024.

For 2025, incentive compensation is expected to consist of an award of a cash bonus, TSUs and PSUs which, in the aggregate, will be targeted at 400% of base salary for the President & Chief Executive Officer, 260% of base salary for the Chief Financial Officer, Chief Legal Officer, Chief Investment Officer and Senior Vice President, Diversified. For illustrative purposes, if corporate and individual performance for 2025 is determined to achieve the objectives set by the CESGC, in 2025, cash bonuses, TSUs and PSUs are targeted to be awarded as follows:

TSX / NYSE: FNV	Franco-Nevada Corporation 61

Illustrative Incentive Compensation (in C$)

		Target 2025	Target 2025	Target 2025
Name	Base salary	cash bonus	TSUs	PSUs

Paul Brink	$975,000	$975,000	$975,000	$1,950,000

Sandip Rana	$694,000	$347,000	$694,000	$763,400

Lloyd Hong	$632,000	$316,000	$632,000	$695,200

Eaun Gray	$585,000	$292,500	$585,000	$643,500

Jason O’Connell	$459,000	$229,500	$459,000	$504,900

Termination and Change of Control Benefits

Each of Messrs. Brink, Rana, Hong, Gray and O’Connell has entered into an employment agreement with the Corporation that provides for payments at, following, or in connection with, a termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Corporation or a change in such executive officers’ responsibilities.

Termination Benefits

If any of Messrs. Brink, Rana, Hong, Gray and O’Connell is terminated without just cause or resigns for “good reason” as defined in the applicable employment agreement (see below), such executive officer will be entitled to a lump-sum severance payment equal to the sum of 24 months’ base salary (determined as at the time of termination or resignation, as applicable). The individual will also be entitled to continue participating in the Corporation’s benefit plans for the same 24-month period. If the Corporation is unable to continue the individual’s participation in one or more of its benefit plans, the Corporation is required to pay an amount equal to the premium cost or contributions that would have otherwise been made for the same period of time.

Under the terms of the executive officers’ employment agreements, the concept of resignation for “good reason” applies in circumstances unrelated to a “change of control” (see below). The concept of “good reason” generally includes:

Changes in an executive officer’s duties or status, including a material change to the executive officer’s reporting relationship;

A change in aggregate compensation which would include annual base salary and the executive officer’s aggregate incentive compensation or aggregate target incentive compensation that would have the effect of reducing aggregate compensation by 35% or more, including any change in performance metrics that would produce such a result;

Failure by the Corporation to continue to provide benefits at least as favourable as those initially provided or the taking of any action that would materially reduce any such benefits;
The Corporation requiring the executive officer to relocate; and
Failure by the Corporation to obtain a satisfactory agreement from a successor corporation to assume and agree to perform the employment agreement

62 Franco-Nevada Corporation	TSX / NYSE: FNV

Change of Control Benefits

The executive officers have double-trigger “change of control” provisions in their applicable employment agreements. A “change of control” is defined as: (i) the acquisition of control in law (whether by sale, transfer, merger, consolidation or otherwise) of the Corporation by a third party (that is, the acquisition of control of at least 50.1% of the issued and outstanding voting shares of the Corporation) or (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Corporation to a third party.

In the event that a “change of control” occurs and the executive officer is terminated without cause or resigns for “good reason” (as defined above) within the twelve-month period following the “change of control”, the Corporation is required to provide to the executive officer a lump-sum payment equal to a multiple of the executive officer’s base salary and bonus (see below) at the time of termination or resignation, as applicable. For this purpose, the term bonus means the sum of: (i) the cash bonus awarded for performance during the calendar year preceding the “change of control” and (ii) the grant date dollar value of all share-based compensation awarded for performance during the calendar year preceding the “change of control”. The Corporation is also required to continue the executive officer’s benefits coverage for a specified period (see below). If the Corporation is unable to continue the executive officer’s participation in one or more of its benefit plans, the Corporation is required to pay an amount equal to the premium cost or contributions that would have otherwise been made for the same period of time.

Under the terms of the 2018 Share Compensation Plan, all unvested RSUs and all options (whether or not currently exercisable) will vest or become exercisable, as applicable, at such time as determined by the CESGC in its sole discretion such that the executive officers will be able to participate in a change of control transaction, including by surrendering such RSUs or options, for consideration in the form of cash and/or securities, to be determined by the CESGC in its sole discretion.

For illustrative purposes, in accordance with Form 51-102F6, the following table sets out in Canadian dollars the amounts payable:

a.	if an executive officer had been terminated without just cause or had resigned for “good reason” on December 31, 2024,
b.	if an executive officer had been terminated without just cause or had resigned for “good reason” on December 31, 2024 following a “change of control” (based on the applicable multiple and the actual base salary and bonus received for 2024, the specified period for benefits and the actual benefits received for 2024, the value of options vested as of such date (assuming accelerated vesting of all options as a result of the change of control) and the value of RSUs vested as of such date (assuming accelerated vesting of all RSUs (both time-based and performance-based) as a result of the change of control)), and
c.	if an executive officer had neither been terminated without just cause nor had resigned for “good reason” on December 31, 2024 following a “change of control” (based on the value of options and RSUs vested as of such date assuming accelerated vesting of all options and RSUs as a result of the change of control).

TSX / NYSE: FNV	Franco-Nevada Corporation 63

	Involuntary			Change of control			Change of control
	termination			and involuntary			without involuntary
	without cause or			termination without			termination but assuming
	resignation for			cause or resignation			accelerated vesting of
	“good reason”			for “good reason”			stock options and RSUs
Name	(a)			(b)			(c)

Paul Brink
Severance	C$	1,860,000	(1)	C$	9,952,000	(3)	C$	—
Option-based awards value vested	C$	—		C$	—	(4)(7)	C$	—	(4)(7)
Share-based awards value vested	C$	—		C$	6,657,644	(5)(7)	C$	6,657,644	(5)(7)
Benefits	C$	35,225	(2)	C$	35,225	(3)(6)	C$	—

Sandip Rana
Severance	C$	1,360,000	(1)	C$	3,916,500	(3)	C$	—
Option-based awards value vested	C$	—		C$	—	(4)(7)	C$	—	(4)(7)
Share-based awards value vested	C$	—		C$	3,225,527	(5)(7)	C$	3,225,527	(5)(7)
Benefits	C$	38,446	(2)	C$	28,835	(3)(6)	C$	—

Lloyd Hong
Severance	C$	1,240,000	(1)	C$	3,747,000	(3)	C$	—
Option-based awards value vested	C$	—		C$	—	(4)(7)	C$	—	(4)(7)
Share-based awards value vested	C$	—		C$	2,934,985	(5)(7)	C$	2,934,985	(5)(7)
Benefits	C$	37,461	(2)	C$	28,095	(3)(6)	C$	—

Eaun Gray
Severance	C$	1,010,000	(1)	C$	3,207,750	(3)	C$	—
Option-based awards value vested	C$	—		C$	—	(4)(7)	C$	—	(4)(7)
Share-based awards value vested	C$	—		C$	1,693,592	(5)(7)	C$	1,693,592	(5)(7)
Benefits	C$	41,282	(2)	C$	30,962	(3)(6)	C$	—

Jason O’Connell
Severance	C$	900,000	(1)	C$	2,190,000	(3)	C$	—
Option-based awards value vested	C$	—		C$	—	(4)(7)	C$	—	(4)(7)
Share-based awards value vested	C$	—		C$	1,627,206	(5)(7)	C$	1,627,206	(5)(7)
Benefits	C$	41,472	(2)	C$	31,104	(3)(6)	C$	—

Notes

(1)	Equal to 24 months’ base salary for each NEO as disclosed in the Summary Compensation Table.
(2)	The actual amounts of perquisites for all NEOs have been disclosed in the Summary Compensation Table and it has been assumed that payment of these amounts would continue for 24 months.
(3)	The multiple and corresponding compensation period used for calculating the applicable lump-sum payments upon a “change of control” is: (i) 2 times or 24 months for Mr. Brink and (ii) 1.5 times or 18 months for Messrs. Rana, Hong, Gray and O’Connell.
(4)	The value of stock options (assuming accelerated vesting of all options as a result of the change of control as provided or permitted for in the 2018 Share Compensation Plan) was calculated using the closing price of the common shares on the TSX on December 31, 2024, which was C$168.92 per share, less the exercise price of the options.
(5)	The value of RSUs (assuming accelerated vesting of all RSUs (both time-based and performance-based at target)) as a result of the change of control as provided or permitted for in the 2018 Share Compensation Plan was calculated using the closing price of the common shares on the TSX on December 31, 2024, which was C$168.92 per share.
(6)	The actual amounts of perquisites for all NEOs have been disclosed in the Summary Compensation Table and it has been assumed that payment of these amounts would continue for the compensation period.
(7)	Under the terms of the 2018 Share Compensation Plan, all unvested RSUs and all options (whether or not currently exercisable) will vest or become exercisable, as applicable, at such time as determined by the CESGC in its sole discretion such that the NEOs will be able to participate in a change of control transaction, including by surrendering such RSUs or options, for consideration in the form of cash and/or securities, to be determined by the CESGC in its sole discretion. Assumes PSUs vest at target.

64 Franco-Nevada Corporation	TSX / NYSE: FNV

OTHER INFORMATION

Securities Authorized for Issuance Under Equity Compensation Plans

The following table (presented in accordance with Form 51-102F5 – Information Circular) sets forth all compensation plans under which equity securities of the Corporation are authorized for issuance as of the end of the most recently completed financial year.

Equity Compensation Plan Information

				Number of securities
	Number of securities			remaining available for
	to be issued	Weighted-average		future issuance under
	upon exercise of	exercise price of		equity compensation plans
	outstanding options,	outstanding options,		(excluding securities
	warrants and rights	warrants and rights		reflected in column (a))
Plan Category	(a)	(b)		(c)

Equity compensation plans approved by shareholders – 2018 Share Compensation Plan – RSUs	111,359	C$	—	—

Equity compensation plans approved by shareholders – 2018 Share Compensation Plan – Options	632,380	C$	121	—

Total	743,739	C$	—	4,336,594 (1)

Note

(1)	The weighted average term in respect of outstanding options is 4.55 years.

2018 Share Compensation Plan

Background:  The 2018 Share Compensation Plan was approved by shareholders at the annual and special meeting of shareholders held on May 9, 2018. The 2018 Share Compensation Plan amended and restated the Corporation’s 2010 Share Compensation Plan approved by shareholders in May 2010.

Plan Maximum and Common Shares Reserved for Issuance Under the 2018 Share Compensation Plan: The 2018 Share Compensation Plan has a fixed maximum of 9,700,876 common shares, representing approximately 5.0% of the issued and outstanding common shares as of December 31, 2024.

Common Shares Available for Issuance Under the 2018 Share Compensation Plan: An aggregate of 4,336,594 common shares remain available for issuance pursuant to future grants and an aggregate of 743,739 common shares (assuming vesting of PSUs at target) remain available for issuance for outstanding awards granted under the 2018 Share Compensation Plan (being approximately 2.25% and 0.39%, respectively, of the issued and outstanding common shares as of December 31, 2024). Of the 743,739 common shares issuable for outstanding awards, 632,380 common shares are issuable upon exercise of options and 111,359 are issuable upon vesting of RSUs (being approximately 0.33% and 0.06%, respectively, of the issued and outstanding common shares as of December 31, 2024).

Annual Burn Rates: The Corporation’s annual burn rate under the 2018 Share Compensation Plan for each of the Corporation’s three most recently completed fiscal years are as follows:

Burn Rates under the 2018 Share Compensation Plan

	2022	2023	2024

Total number of annual awards granted under the 2018 Share Compensation Plan(1)	120,733	5,548	95,834

Weighted average number of common shares outstanding(2)	191,524,464	192,014,165	192,276,830

Burn rate	0.063%	0.003%	0.050%

Notes

(1)	Includes options, PSUs and TSUs.
(2)	Calculated in accordance with the CPA Canada Handbook: The weighted average number of common shares outstanding during the period is the number of common shares outstanding at the beginning of the applicable fiscal year, adjusted by the number of common shares bought back or issued during the applicable fiscal year multiplied by a time-weighting factor. The time-weighting factor is the number of days that the common shares are outstanding as a proportion of the total number of days in the applicable fiscal year.

Amendments to the 2018 Share Compensation Plan: No amendments were made to the 2018 Share Compensation Plan during the financial year ended December 31, 2024.

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2018 Share Compensation Plan Summary

The ensuing description is a summary of the 2018 Share Compensation Plan.

Purpose: The stated purpose of the 2018 Share Compensation Plan is to advance the interests of the Corporation and its shareholders by: (a) ensuring that the interests of officers and employees are aligned with the success of the Corporation; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons.

Participants: Each officer and employee of the Corporation and its subsidiaries is eligible to participate in the 2018 Share Compensation Plan. Non-employee directors of the Corporation are not eligible to participate in the 2018 Share Compensation Plan in respect of TSUs and PSUs (collectively, “RSUs”). Under the 2018 Share Compensation Plan, non-employee directors of the Corporation are eligible to participate in respect of options, however, only on a limited basis consistent with the guidelines of certain governance rating agencies. See “Restriction on the Award of RSUs and Grant of Options” in this section below.

Administration: The 2018 Share Compensation Plan is administered by the CESGC, which determines, from time to time, the eligibility of persons to participate in the 2018 Share Compensation Plan, when RSUs and options will be awarded or granted, the number of RSUs and options to be awarded or granted, the vesting criteria for each award of RSUs and grant of options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and stock exchange requirements.

Restriction on the Award of RSUs and Grant of Options: Certain restrictions on awards of RSUs and grants of options apply as follows: (a) the total number of common shares issuable to any one person under the 2018 Share Compensation Plan and any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (b) the number of common shares reserved for issuance under the 2018 Share Compensation Plan together with any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (c) the number of common shares issuable to insiders under the 2018 Share Compensation Plan and any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (d) the number of common shares issued to insiders under the 2018 Share Compensation Plan and any other share compensation arrangements within any one-year period cannot exceed 5% of the common shares then outstanding; and (e) the number of common shares issued to any one person within any one-year period cannot exceed 5% of the common shares then outstanding. In addition, consistent with the guidelines of certain governance rating agencies relating to participation of non-employee directors in option plans, the number of common shares reserved for issuance over the life of the 2018 Share Compensation Plan to non-employee directors pursuant to options under the 2018 Share Compensation Plan is limited to 1.00% of the common shares then issued and outstanding. Further, annual grants are limited to a grant value of C$100,000 per non-employee director per year based on a valuation determined using the Black-Scholes formula or any other formula which is widely accepted by the business community as a method for the valuation of options.

Restricted Share Units:

(a)	Mechanics for RSUs: RSUs awarded to participants under the 2018 Share Compensation Plan are credited to an account that is established on their behalf and maintained in accordance with the 2018 Share Compensation Plan. Each RSU awarded conditionally entitles the holder thereof to the issuance of one common share upon achievement of the vesting criteria. It is currently anticipated that RSUs awarded under the 2018 Share Compensation Plan will be redeemed for common shares issued from treasury once the vesting criteria established by the CESGC at the time of the award have been satisfied.
(b)	Vesting: The 2018 Share Compensation Plan provides that: (i) at the time of the award of RSUs, the CESGC will determine the vesting criteria applicable to the awarded RSUs; (ii) vesting of RSUs may include criteria such as performance-vesting; (iii) TSUs will, at a minimum (i.e. as the least restrictive criteria), vest annually in equal thirds commencing on the first anniversary of the award date; and (iv) PSUs with performance-vesting criteria will, at a minimum (i.e. as the least restrictive criteria), vest on the first day after the first anniversary of the award date of such PSUs. Currently, the CESGC has determined that PSUs will, subject to the achievement of pre-determined performance objectives, vest on the first day after the third anniversary of the award date of such RSUs. It is the CESGC’s current intention that TSUs and PSUs will be awarded as components of the Corporation’s medium and long-term, at-risk, incentive compensation program.

66 Franco-Nevada Corporation	TSX / NYSE: FNV

Options:

(a)	Mechanics for Options: Each option granted will entitle the holder thereof to the issuance of one common share upon achievement of the vesting criteria and payment of the applicable exercise price. Options granted under the 2018 Share Compensation Plan are exercisable for common shares issued from treasury once the vesting criteria established by the CESGC at the time of the grant have been satisfied. However, participants may also elect to exercise options pursuant to a broker-assisted cashless exercise, which provides for a full deduction of the number of underlying common shares from the 2018 Share Compensation Plan’s reserve. Specifically, the 2018 Share Compensation Plan has a cashless exercise feature in respect of options to facilitate the required tax and source deduction remittances. Under this feature, a participant may elect a cashless exercise in a notice of exercise of options if the common shares issuable on the exercise are to be immediately sold.
(b)	Vesting: The 2018 Share Compensation Plan provides that at the time of the grant of options, the CESGC will determine the vesting criteria applicable to the granted options and that unless otherwise determined by the CESGC, options shall vest annually in equal thirds commencing on the first anniversary of the award date.
(c)	Exercise Price: The CESGC will determine the exercise price and term/expiration date of each option, provided that the exercise price shall not be less than the fair market value (i.e. weighted average trading price for the last five trading days) on the date the option is granted and no option shall be exercisable after ten years from the date on which it is granted.

Termination, Retirement and Other Cessation of Employment: A person participating in the 2018 Share Compensation Plan will cease to be eligible to participate in the following circumstances: (a) receipt of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause); (b) retirement; and (c) any cessation of employment or service for any reason whatsoever, including disability and death (an “Event of Termination”). In such circumstances, unless otherwise determined by the CESGC in its discretion, any unvested RSUs will be automatically forfeited and cancelled and any unvested options will be automatically cancelled, terminated and not available for exercise. Any vested options may be exercised only before the earlier of: (i) the termination of the option; and (ii) six months after the date of the Event of Termination. If a person is terminated for just cause, all unvested RSUs must be forfeited and cancelled and all options are (whether or not then exercisable) automatically cancelled. If a person retires in accordance with the Corporation’s retirement policy at such time, the pro-rata portion of any unvested PSUs will not be forfeited or cancelled and instead shall vest after the retirement has occurred (as if it had not occurred), but only if the performance vesting criteria are met on the applicable measurement date.

Blackout Periods: Under the 2018 Share Compensation Plan, should the vesting of an RSU fall, or the term of an option expire on a date that falls, within a blackout period or within nine business days following the expiration of a blackout period, the vesting or expiration dated, as applicable, will be automatically extended to the tenth business day after the end of the blackout period.

Change of Control: The 2018 Share Compensation Plan provides that any unvested RSUs and any unvested options will vest at such time as determined by the CESGC such that RSU and option holders will be able to participate in a change of control transaction, including by surrendering such RSUs and options to the Corporation or a third party or exchanging such RSUs and options for consideration in the form of cash and/or securities.

Transferability: RSUs awarded and options granted under the 2018 Share Compensation Plan are non-transferable other than in accordance with the 2018 Share Compensation Plan.

Amendment Provisions in the 2018 Share Compensation Plan: The Board may amend the 2018 Share Compensation Plan or any RSU or option at any time without the consent of any participants under the 2018 Share Compensation Plan provided that such amendment shall:

(a)	not adversely alter or impair any RSU previously awarded or any option previously granted except as permitted by the adjustment provisions of the 2018 Share Compensation Plan;
(b)	be subject to any regulatory approvals including, where required, the approval of the TSX; and
(c)	be subject to shareholder approval, where required, by law or the requirements of the TSX, provided that shareholder approval shall not be required for the following amendments:

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(i)	amendments of a “housekeeping nature”, including any amendment to the 2018 Share Compensation Plan or a RSU or option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the 2018 Share Compensation Plan or a RSU or option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;
(ii)	amendments that are necessary for RSUs or options to qualify for favourable treatment under applicable tax laws;
(iii)	a change to the vesting provisions of any RSU or any option (including any alteration, extension or acceleration thereof);
(iv)	a change to the termination provisions of any option (for example, relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of a blackout period);
(v)	the introduction of features to the 2018 Share Compensation Plan that would permit the Corporation to, instead of issuing common shares from treasury upon the vesting of the RSUs, retain a broker and make payments for the benefit of participants under the 2018 Share Compensation Plan to such broker who would purchase common shares through the facilities of the TSX for such persons;
(vi)	the introduction of features to the 2018 Share Compensation Plan that would permit the Corporation to, instead of issuing common shares from treasury upon the vesting of the RSUs, make lump-sum cash payments to participants under the 2018 Share Compensation Plan;
(vii)	the introduction of a cashless exercise feature payable in cash or securities, which provides for a full deduction of the number of underlying securities from the 2018 Share Compensation Plan reserve (which amendment has been made in respect of options to facilitate the required tax and source deduction remittances); and
(viii)	change the application of adjustment and change of control sections.

For greater certainty, shareholder approval will be required in circumstances where an amendment to the 2018 Share Compensation Plan would:

(a)	increase the fixed maximum number of common shares issuable under the 2018 Share Compensation Plan, other than by virtue of the adjustment provisions in the 2018 Share Compensation Plan, or change from a fixed maximum number of common shares to a fixed maximum percentage of issued and outstanding common shares;
(b)	increase the limits referred to in this section above under “Restriction on the Award of RSUs and Grant of Options”;
(c)	permit the award of RSUs to non-employee directors of the Corporation or a change in the limitations on grants of options to non-employee directors;
(d)	permit RSUs or options to be transferable or assignable other than for normal estate settlement purposes;
(e)	reduce the exercise price of any option (including any cancellation of an option for the purpose of reissuance of a new option at a lower exercise price to the same person);
(f)	extend the term of any option beyond the original term (except if such period is being extended by virtue of a blackout period); or
(g)	amend the amendment provisions in the 2018 Share Compensation Plan.

68 Franco-Nevada Corporation	TSX / NYSE: FNV

Indebtedness of Directors and Officers

During the most recently completed financial year and as at the date hereof, no director, proposed nominee for election as a director, officer, employee or associate of any such persons has been or is indebted to the Corporation nor has the Corporation guaranteed any loans on behalf of any of these individuals.

Interest of Management and Others in Material Transactions

Management of the Corporation is not aware of a material interest, direct or indirect, of any director or officer of the Corporation, any director or officer of a body corporate that is itself an insider or subsidiary of the Corporation, any proposed nominee for election as a director of the Corporation, any principal shareholder, or any associate or affiliate of any such person, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Directors and Officers Liability Insurance

The Corporation maintains directors’ and officers’ liability insurance for the officers and directors of the Corporation which provides coverage in the amount of US$80 million in each policy year. The deductible amount on the policy is US$5 million and the total annual premium for the policy for 2025 is US$0.7 million, which excludes any commissions paid to brokers.

SHAREHOLDER PROPOSALS FOR NEXT MEETING

The CBCA, which governs the Corporation, sets out detailed requirements to be complied with for shareholder proposals and provides that they must be received between December 9, 2025 and February 6, 2026 to be considered for inclusion in the management information circular and the form of proxy for the 2026 annual meeting of shareholders, which is expected to be held on or about May 12, 2026.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR+ at www.sedarplus.com, on EDGAR at www.sec.gov and on the Corporation’s website at www.franco-nevada.com. Unless otherwise specifically stated, none of the information contained on, or connected to the Corporation’s website is incorporated by reference herein. Financial information is provided in the Corporation’s audited annual financial statements and management’s discussion and analysis as at and for the year ended December 31, 2024.

In addition, copies of the Corporation’s audited annual financial statements and management’s discussion and analysis as at and for the year ended December 31, 2024 may be obtained upon request to the Corporate Secretary of the Corporation. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

DIRECTORS’ APPROVAL

The directors of the Corporation have approved the contents and the sending of this Circular.

DATED as of March 20, 2025.

ON BEHALF OF THE BOARD OF DIRECTORS

“Lloyd Hong”
Chief Legal Officer & Corporate Secretary

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SCHEDULE “A”

FRANCO-NEVADA CORPORATION

MANDATE OF THE BOARD OF DIRECTORS

1.	PURPOSE

The purpose of this mandate is to set out the mandate and responsibilities of the board of directors (the “Board of Directors” or “Board”) of Franco-Nevada Corporation (“Franco-Nevada”). The Board of Directors is committed to fulfilling its statutory mandate to supervise the management of the business and affairs of Franco-Nevada with the highest standards of ethical conduct and in the best interests of Franco-Nevada.

2.	COMPOSITION

The Board of Directors shall be composed of between 6 and 12 individuals, the majority of whom will be Canadian residents. The Board shall be constituted with a majority of individuals who qualify as “independent” directors as defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices.

3.	RESPONSIBILITIES OF THE BOARD OF DIRECTORS

The Board of Directors is responsible for the stewardship of Franco-Nevada and in that regard shall be responsible for:

(a)	to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;
(b)	enhancing the reputation, goodwill and image of Franco-Nevada;
(c)	adopting a strategic planning process and reviewing, on an annual basis, the strategic plan and business objectives of Franco-Nevada (taking into account, among other things, the opportunities and risks of Franco-Nevada’s business) that are presented by management;
(d)	the identification and review of the principal risks of Franco-Nevada’s business and ensuring, with the assistance of the audit and risk committee of the Board (the “Audit and Risk Committee”), the implementation of appropriate risk management systems;
(e)	ensuring, with the assistance of the Compensation and ESG Committee of the Board (the “Compensation and ESG Committee”), the effective functioning of the Board of Directors and its committees in compliance with the corporate governance requirements of applicable laws, and that such compliance is reviewed periodically by the Compensation and ESG Committee;
(f)	assessing the performance of Franco-Nevada’s executive officers, monitoring succession plans and periodically monitoring the compensation levels of executive officers based on the determinations and recommendations made by the Compensation and ESG Committee;
(g)	ensuring internal control and management information systems are in place for Franco-Nevada, with the Audit and Risk Committee assessing the effectiveness of the internal control and management information systems through meetings held with the external auditors, as appropriate, and senior management and a review of reports prepared by senior management;
(h)	establishing the Audit and Risk Committee as a standing audit committee of the Board;
(i)	developing Franco-Nevada’s approach to corporate governance by establishing the Compensation and ESG Committee as a standing committee of the Board, including developing a set of corporate governance principles and guidelines that are specifically applicable to Franco-Nevada;
(j)	ensuring that Franco-Nevada has in place a communication policy which enables Franco-Nevada to effectively communicate with shareholders, other stakeholders and the public generally, and is reviewed at such intervals as the Board deems appropriate; and
(k)	establishing measures for receiving feedback from stakeholders.

70 Franco-Nevada Corporation	TSX / NYSE: FNV

4.	EXPECTATIONS OF DIRECTORS

The Board of Directors has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the proper conduct of the Board.

(a)	Commitment and Attendance. All directors are expected to maintain a high attendance record at meetings of the Board and the committees of which they are members. Attendance by telephone or video conference may be used to facilitate a director’s attendance.
(b)	Preparation for Meetings. All directors are expected to review the materials circulated in advance of meetings of the Board and its committees and should arrive prepared to discuss the issues presented. Directors are encouraged to contact the Chair of the Board, the Chief Executive Officer and any other appropriate executive officer(s) of Franco-Nevada to ask questions and discuss agenda items prior to meetings.
(c)	Participation in Meetings. Each director is expected to be sufficiently knowledgeable of the business of Franco-Nevada, including its financial statements, and the risks it faces, to ensure active and effective participation in the deliberations of the Board of Directors and of each committee on which he or she serves.
(d)	Loyalty and Ethics. In their roles as directors, all directors owe a duty of loyalty to Franco-Nevada. This duty of loyalty mandates that the best interests of Franco-Nevada take precedence over any other interest possessed by a director. Directors are expected to conduct themselves in accordance with Franco-Nevada’s Code of Business Conduct and Ethics.
(e)	Other Directorships and Significant Activities. Franco-Nevada values the experience directors bring from other boards on which they serve and other activities in which they participate, but recognizes that those boards and activities also may present demands on a director’s time and availability and may present conflicts or legal issues, including independence issues. No director should serve on the board of a competitor or of a regulatory body with oversight of Franco-Nevada. Each director should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the director’s time and availability for his or her commitment to Franco-Nevada. Directors should advise the chair of the Compensation and ESG Committee and the Chief Executive Officer before accepting membership on other public company boards of directors or any audit committee or other significant committee assignment on any other board of directors, or establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the director’s relationship to Franco-Nevada.
(f)	Contact with Management and Employees. All directors should be free to contact the Chief Executive Officer at any time to discuss any aspect of Franco-Nevada’s business. Directors should use their judgement to ensure that any such contact is not disruptive to the operations of Franco-Nevada. The Board of Directors expects that there will be frequent opportunities for directors to meet with the Chief Executive Officer in meetings of the Board of Directors and committees, or in other formal or informal settings.
(g)	Speaking on Behalf of Franco-Nevada. It is important that Franco-Nevada speak to employees and outside constituencies with a single voice, and that management serve as the primary spokesperson. As a result, directors should ensure that they adhere to Franco-Nevada’s disclosure policy.
(h)	Confidentiality. The proceedings and deliberations of the Board of Directors and its committees are confidential. Each director will maintain the confidentiality of information received in connection with his or her service as a director.
5.	MEASURES FOR RECEIVING SHAREHOLDER FEEDBACK

All publicly disseminated materials of Franco-Nevada shall provide for a mechanism for feedback from shareholders. Persons designated to receive such information shall be required to provide a summary of the feedback to the Board of Directors on a semi-annual basis or at such other interval as they see fit. Specific procedures for permitting shareholder feedback and communication with the Board will be prescribed by Franco-Nevada’s disclosure policy approved by the Board.

6.	MEETINGS

The Board of Directors will meet not less than four times per year: three meetings to review quarterly results and one prior to the issuance of the annual financial results of Franco-Nevada.

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7.	INDEPENDENT ADVICE

In discharging its mandate, the Board of Directors shall have the authority to retain and receive advice from, special legal, accounting or other advisors and outside consultants if appropriate.

8.	EXPECTATIONS OF MANAGEMENT OF FRANCO-NEVADA

Management shall be required to report to the Board of Directors at the request of the Board on the performance of Franco-Nevada, management’s concerns and any other matter the Board or its Chair may deem appropriate. In addition, the Board expects management to promptly report to the Chair of the Board any significant developments, changes, transactions or proposals respecting Franco-Nevada.

9.	ANNUAL EVALUATION

At least annually, the Board of Directors through the Compensation and ESG Committee shall, in a manner it determines to be appropriate:

(a)	conduct a review and evaluation of the performance of the Board and its members, its committees and their members, including the compliance of the Board with this mandate and of the committees with their respective charters; and
(b)	review and assess the adequacy of this mandate on an annual basis.
10.	DATE

Updated on March 9, 2020. This Mandate supersedes any written or oral representations that are in any way inconsistent with it.

72 Franco-Nevada Corporation	TSX / NYSE: FNV

SCHEDULE “B”

NON-GAAP FINANCIAL MEASURES

Cash Costs and Cash Costs per GEO

Cash Costs and Cash Costs per GEO sold are non-GAAP financial measures. Cash Costs is defined by Franco-Nevada as total costs of sales less depletion and depreciation expense. Cash Costs per GEO sold are calculated by dividing Cash Costs by the number of GEOs sold in the period, excluding prepaid GEOs.

Management uses Cash Costs and Cash Costs per GEO sold to evaluate Franco-Nevada’s ability to generate positive cash flow from its royalty, stream and working interests. Management and certain investors also use this information to evaluate Franco-Nevada’s performance relative to peers in the mining industry who present this measure on a similar basis. Cash Costs and Cash Costs per GEO sold are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Reconciliation of Cash Costs and Cash Costs per GEO Sold

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per GEO amounts)	2024	2023	2024	2023

Total costs of sales	$94.4	$114.0	$354.3	$452.4
Depletion and depreciation	(60.0)	(68.9)	(225.3)	(273.1)

Cash Costs	$34.4	$45.1	$129.0	$179.3

GEOs	120,063	152,351	463,334	627,045

Cash Costs per GEO sold	$287	$296	$278	$286

Adjusted EBITDA and Adjusted EBITDA per Share

Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income (loss) and earnings (loss) per share (“EPS”):

Income tax expense/recovery;
Finance expenses;
Finance income;
Depletion and depreciation;
Impairment losses and reversals related to royalty, stream and working interests;
Gains/losses on disposal of royalty, stream and working interests;
Impairment losses and expected credit losses related to investments, loans receivable and other financial instruments;
Changes in fair value of investments, loans receivable and other financial instruments; and
Foreign exchange gains/losses and other income/expenses

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net income and EPS, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the excluded items are typically not included in our guidance, with the exception of depletion and depreciation expense. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of Franco-Nevada’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of

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the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted EBITDA

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per GEO amounts)	2024	2023	2024	2023

Net (loss) income	$175.4	$(982.5)	$552.1	$(466.4)
Income tax expense	46.8	22.7	211.8	102.2
Finance expenses	0.7	0.8	2.6	2.9
Finance income	(13.5)	(16.3)	(60.6)	(52.3)
Depletion and depreciation	60.0	68.9	225.3	273.1
Impairment losses	—	1,173.3	—	1,173.3
Gain on disposal of royalty interests	—	—	(0.3)	(3.7)
Foreign exchange loss (gain) loss and other expenses (income)	8.0	(12.3)	20.7	(14.4)

Adjusted EBITDA	$277.4	$254.6	$951.6	$1,014.7
Basic weighted average shares outstanding	192.5	192.1	192.4	192.0

Basic (loss) earnings per share	$0.91	$(5.11)	$2.87	$(2.43)
Income tax expense	0.24	0.12	1.10	0.53
Finance expenses	—	—	0.01	0.02
Finance income	(0.07)	(0.09)	(0.31)	(0.27)
Depletion and depreciation	0.31	0.36	1.17	1.42
Impairment losses	—	6.11	—	6.11
Gain on disposal of royalty interests	—	—	—	(0.02)
Foreign exchange loss (gain) loss and other expenses (income)	0.05	(0.06)	0.11	(0.08)

Adjusted EBITDA per share	$1.44	$1.33	$4.95	$5.28

Adjusted EBITDA Margin

Adjusted EBITDA Margin is a non-GAAP ratio which is defined by Franco-Nevada as Adjusted EBITDA divided by revenue. Franco-Nevada uses Adjusted EBITDA Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards, our investors and analysts use Adjusted EBITDA Margin to evaluate the Company’s ability to contain costs relative to revenue. Adjusted EBITDA Margin is intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Calculation of Adjusted EBITDA Margin

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except Adjusted EBITDA Margin)	2024	2023	2024	2023

Adjusted EBITDA	$277.4	$254.6	$951.6	$1,014.7
Revenue	321.0	303.3	1,113.6	1,219.0

Adjusted EBITDA Margin	86.4%	83.9%	85.5%	83.2%

Adjusted Net Income and Adjusted Net Income per Share

Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income and EPS:

Foreign exchange gains/losses and other income/expenses;
Impairment charges and reversals related to royalty, stream and working interests;
Gains/losses on disposal of royalty, stream and working interests;
Impairment losses and expected credit losses related to investments, loans receivable and other financial instruments;

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Changes in fair value of investments, loans receivable and other financial instruments;
Impact of income taxes on these items;
Income taxes related to the reassessment of the probability of realization of previously recognized or de-recognized deferred income tax assets; and
Income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which the Company operates

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net income and EPS, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the excluded items are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of Franco-Nevada’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted Net Income

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per GEO amounts)	2024	2023	2024	2023

Net (loss) income	$175.4	$(982.5)	$552.1	$(466.4)
Impairment losses	—	1,173.3	—	1,173.3
Gain on disposal of royalty interests	—	—	(0.3)	(3.7)
Foreign exchange loss (gain) loss and other expenses (income)	8.0	(12.3)	20.7	(14.4)
Tax effect of adjustments	(0.4)	(5.6)	(2.4)	(4.0)
Other tax related adjustments
Deferred tax expense related to the remeasurement of
deferred tax liability due to changes in Barbados tax rate	—	—	49.1	—
Change in unrecognized deferred income tax assets	0.3	—	(1.1)	(1.7)

Adjusted Net Income	$183.3	$172.9	$618.1	$683.1
Basic weighted average shares outstanding	192.5	192.1	192.4	192.0

Basic (loss) earnings per share	$0.91	$(5.11)	$2.87	$(2.43)
Impairment losses	—	6.11	—	6.11
Gain on disposal of royalty interests	—	—	—	(0.02)
Foreign exchange loss (gain) loss and other expenses (income)	0.04	(0.07)	0.11	(0.07)
Tax effect of adjustments	—	(0.03)	(0.01)	(0.02)
Other tax related adjustments
Deferred tax expense related to the remeasurement of
deferred tax liability due to changes in Barbados tax rate	—	—	0.26	—
Change in unrecognized deferred income tax assets	—	—	(0.02)	(0.01)

Adjusted Net Income per share	$0.95	$0.90	$3.21	$3.56

Adjusted Net Income Margin

Adjusted Net Income Margin is a non-GAAP ratio which is defined by Franco-Nevada as Adjusted Net Income divided by revenue. Franco-Nevada uses Adjusted Net Income Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards, our investors and analysts use Adjusted Net Income Margin to evaluate the Corporation’s ability to contain costs relative to revenue. Adjusted Net Income Margin is intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

TSX / NYSE: FNV	Franco-Nevada Corporation 75

Calculation of Adjusted Net Income Margin

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except Adjusted Net Income Margin)	2024	2023	2024	2023

Adjusted Net Income	$183.3	$172.9	$618.1	$683.1
Revenue	321.0	303.3	1,113.6	1,219.0

Adjusted Net Income Margin	57.1%	57.0%	55.5%	56.0%

76 Franco-Nevada Corporation	TSX / NYSE: FNV

Franco Nevada

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FRANCO-NEVADA.COM

TSX/NYSE: FNV

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